/19


08002644

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atco Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34745 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 5/19/08

ATCO GROUP IS A DIVERSIFIED, CANADIAN-BASED, INTERNATIONAL GROUP OF COMPANIES

ATCO GROUP

ATCO LTD. ANNUAL REPORT 2007

SUSTAINABLE
PROFITABLE
GROWTH

12-31-07
AR/S

DEFINING EXCELLENCE
ATCO Group in 2007

COMMITMENT TO COMMUNITY
Hundreds of ATCO Community Investment Initiatives

THRIVING DOWN UNDER
Impressive Growth in Australia

ATCO
GROUP



Environmental
Stewardship Feature

ATCO LTD.

ANNUAL REPORT 2007

ATCO Group is a diversified, Canadian-based, international group of companies focused on profitable sustainable growt and achievement with approximately **$8.0** BILLION IN ASSETS AND MORE THAN **7,800** PEOPLE ACTIVELY ENGAG IN Power Generation, Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in industrial manufacturing, technology, logistics and energy services.

COVER PHOTO:
This year's photo, taken in south-central Alberta, is of a farmer's canola field with prairie cloud formations filling the summer sky

CONTENTS

Features

8 DEFINING EXCELLENCE

ATCO Group in 2007



16 COMMITMENT TO COMMUNITY

Profiling a Symposium that is one of hundreds of ATCO COMMUNITY INVESTMENT initiatives



22 THRIVING DOWN UNDER

ATCO Structures and ATCO Power benefit from impressive growth in Australia



SUSTAINABLE PROFITABLE **GROWTH**

GENERAL INFORMATION:

INCORPORATION

ATCO Ltd. is incorporated under the laws of the Province of Alberta.

ANNUAL MEETING

The Annual Meeting of Share Owners will be held at 10:00 a.m. Wednesday, May 14, 2008 at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

COUNSEL

Bennett Jones LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR

Class I Non-Voting and
Class II Voting Shares and
Series 3 Preferred Shares
CIBC Mellon Trust Company
Calgary/Montreal/Toronto/Vancouver

STOCK EXCHANGE LISTINGS

Class I Non-Voting Symbol ACO.X
Class II Voting Symbol ACO.Y
5.75 per cent Cumulative Redeemable Preferred Shares, Series 3 Symbol ACO.PR.A
Listing: The Toronto Stock Exchange

ATCO GROUP ANNUAL REPORTS

Annual Reports to Share Owners and Financial Information (Consolidated Financial Statements & Management's Discussion and Analysis) for ATCO Ltd. and Canadian Utilities Limited are available upon request from:

ATCO Ltd. & Canadian Utilities Limited
Corporate Office
1400, 909 – 11th Avenue SW
Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500
Website: www.atco.com
www.canadian-utilities.com

SHARE OWNER INQUIRIES

Dividend information and other inquiries concerning shares should be directed to:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 1-800-387-0825
Outside of North America: +1 (416) 643-5500
Fax: (416) 643-5501
Website: www.cibcmellon.com

Printed in Canada

ATCO

FINANCIAL HIGHLIGHTS

CONSOLIDATED ANNUAL RESULTS

YEAR ENDED DECEMBER 31

(millions of Canadian dollars except per share data)	2007	2006
FINANCIAL		
Revenues	**2,901.8**	2,860.9
Earnings attributable to Class I & Class II shares	**250.8**	207.0
* Adjusted earnings	**221.0**	190.5
Total assets	**7,999.9**	7,698.5
Class I & Class II share owners' equity	**1,573.2**	1,432.1
** Funds generated by operations	**846.6**	757.6
Capital expenditures	**778.0**	619.3
CLASS I NON-VOTING & CLASS II VOTING SHARE DATA		
Earnings per share	**4.31**	3.48
Diluted earnings per share	**4.26**	3.45
* Adjusted earnings per share	**3.79**	3.20
Dividends paid per share	**0.88**	0.82
Equity per share	**27.22**	24.50
Shares outstanding (thousands)	**57,801**	58,452
Weighted average shares outstanding (thousands)	**58,167**	59,479

* Adjusted earnings are defined as earnings attributable to Class I and Class II shares after adjustment for items that are not in the normal course of business nor a result of day to day operations. The majority of these adjustments in 2007 related to tax issues. This measure is not defined by Generally Accepted Accounting Principles and may not be comparable to similar measures used by other companies.

** Funds generated by operations is defined as cash generated from operations before changes in non-cash working capital. This measure is not defined by Generally Accepted Accounting Principles and may not be comparable to similar measures used by other companies.

For further information please see ATCO Ltd. Consolidated Financial Statements - www.sedar.com.

FORWARD-LOOKING INFORMATION:

This Annual Report contains forward-looking information pertaining to contractual obligations, planned capital expenditures, the impact of changes in government regulation, non-regulated generating capacity subject to long-term contracts, impact of commodity prices and Industrials segment market developments. The Corporation's actual results could differ materially from those anticipated in this forward-looking information as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

Five-Year Total Return on $100 Investment


$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
Class I Non-Voting
Class II Voting
S&P/TSX Composite
2002
2003
2004
2005
2006
2007

	COMPOUND GROWTH RATE	CUMULATIVE RETURN
Class I Non-Voting	23.5%	$287
Class II Voting	23.0%	$281
S&P/TSX Composite	18.3%	$232

ATCO Share Ownership

It is important for prospective owners of ATCO shares to understand that ATCO is a diversified group of companies principally controlled by Sentgraf, a Southern family holding company.

It is also important for present and prospective owners to understand that the ATCO share registry has both non-voting and voting common shares.

The graph compares the cumulative share owner return over the last five years on the Class I Non-Voting and Class II Voting shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX composite index.








ATCO
GROUP
60
years
SHARE OUR JOURNEY • 2007

CELEBRATING **60 YEARS** OF THE **ATCO JOURNEY**

CONTRIBUTIONS AND DEDICATION TO EXCELLENCE RECOGNIZED

2007 was a special year for the people of ATCO. Commemorating 60 years of the ATCO journey, the people of ATCO and their families gathered across Canada and around the world to celebrate ATCO's continued success and expansion from its modest beginnings in 1947 as an Alberta-based trailer rental company.

The 60th anniversary festivities centred around specially-designed Family Day events. More than 3,800 attended Family Days across Canada in seven locations: Calgary, Drumheller, Edmonton, Fort McMurray, Grande Prairie, Red Deer and Whitehorse. A Family Day was also held in Diboll, Texas.

Additionally, in acknowledgement of the excellence and dedicated commitment of everyone in the ATCO family, commemorative anniversary pins and vests were presented across all companies.

To close ATCO's 60th anniversary year, R.D. Southern, co-founder and Chairman of the Board, walked employees down memory lane, showcasing the rich history of the Corporation during a special conversation featured in a 60th anniversary newsletter in December. Looking back at ATCO's numerous accomplishments, he remarked: "The greatest satisfaction of all our achievements is the quality of our people and the continuity of the 'ATCO Spirit' from our former times, a spirit that represents the qualities of integrity, honesty and determination."

The quality of the people and the 'ATCO Spirit' that Mr. Southern talked so fondly about have enabled ATCO to endure, create sustainable profitable growth, and to realize continued success throughout its 60 years. It is this strong foundation upon which the future is being built. ■

PHOTOS:

Left & Right: The Family Day events allowed the people of ATCO and their children, spouses, partners and grandparents to spend time together enjoying games, sporting activities, face painting, fine food and excellent 60th anniversary cake.

Centre: Kenyan school children gather to play with ATCO 60th anniversary beach balls and other toys. Friends of Tracy McClelland, Operations Support for ATCO Gas in Red Deer, Alberta, took surplus beach balls used at the Family Day event in Red Deer to share with the children they met while travelling in Kenya. The beach balls were a highlight for the children and the most popular of all the gifts provided.



Chairman's Letter to Share Owners

BY R.D. SOUTHERN

THE LAST FIVE YEARS HAVE BEEN MARKED BY A GREAT QUANTITY OF MANDATED CHANGES IN GOVERNANCE AND AUDITING STANDARDS AS WE NOW PREPARE FOR INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IN 2011.

This year we have:

- expanded disclosure in the Proxy Circular;
- rewritten our Management's Discussion and Analysis (MD&A) in an effort to make the document more user friendly;
- as part of Directors' education, prepared a Reference Manual for each Principal Operating Subsidiary. The document will also assist with the indoctrination of new Directors and Officers;
- established an IFRS Project Steering Committee; identified the Project Lead Manager; prepared the overall plan; commenced education sessions and established working groups;
- continued our reviews and refreshment of our policies and mandates;
- reviewed our pensions, internal control design and disclosures; and
- changed the emphasis at our Directors' meetings, minimizing time spent on our consent agenda, committee reports, etc. and freed up time for discussion of strategic issues (with and without management presence).

In all, it has been a most productive year and your Directors and Officers have been engaged to the hilt in these issues. I feel share owners may best judge our progress if the reader can take the time to fully read our 2007 Proxy Circular, Consolidated Financial Statements and MD&A, Annual Information Form and, of course, this Annual Report.

Your Directors would like to recognize the notable achievements of 2007 and thank, in a most emphatic way, the people and the exceptional leadership in all the companies of ATCO Group.

Smooth courses are not always open to each of you – but genuinely from all Directors – congratulations on a job well done! .... more than well done!

We would also like to salute a number of Directors of our Business Group Boards, Bill Horton, Walter Kmet and Sam Spanglet, who are retiring this year, for their dedicated contribution and help in giving us success.

As noted in our Proxy Circular, and if elected to the Board of Directors of ATCO Ltd., we would like to welcome for the first time, Bob Booth.

Respectfully submitted,

R.D. Southern

CHAIRMAN OF THE BOARD



President's Letter

BY NANCY C. SOUTHERN

TO THE OWNERS OF ATCO GROUP – I AM DELIGHTED TO REPORT TO YOU ON OUR 2007 RESULTS, YOUR CORPORATION'S BEST-EVER YEAR WHICH REFLECTS A TREMENDOUS EFFORT AND COMMITMENT TO EXCELLENCE BY OUR PEOPLE:

- Earnings of $250.8 million – up 21 per cent;
- Adjusted earnings of $221.0 million – up 16 per cent;
- Total assets of $8.0 billion – up $301.4 million; and
- The number of people at your Corporation has grown by 800 – up 11 per cent.

These accomplishments continue to be underscored by our focus on safety and reliability in order to deliver sustainable growth for our share owners.

Furthermore, our disciplined approach to growth preserved an exceptionally strong balance sheet in 2007. In fact, during a period of significant financial market turmoil, Canadian Utilities Limited – 52 per cent owned by ATCO – was upgraded by Standard & Poors to an 'A' credit rating from an A-. In light of global credit concerns and as interest rate spreads continue to widen, ATCO should be in a position to take advantage of a lower cost of debt than many of our competitors in 2008.

It is worthy to note that our credit upgrade occurred in parallel with our $778 million capital program in 2007, primarily driven by infrastructure investment for our utilities operations. The utilities' rate base has grown by $0.8 billion or 28 per cent over the past three years, and our forecast for the next three years is to invest an additional $3 billion in utility infrastructure which would have the effect, in the event, of doubling the size of our utility companies in just six years. Even more positive and beneficial, such organic growth will not weigh down our balance sheet with premiums frequently paid for goodwill incurred with acquisitions.

I also want to draw attention to the accumulated business strength created through the diversity of our operations; a vigorous advantage that serves the Corporation well. This long-standing strategy of diversification over multiple business sectors has enabled the Corporation to capitalize on a variety of opportunities.

The 'piston-effect,' that occurs when diverse operating companies are experiencing growth while others may be entering a downturn cycle, has proven successful as a natural hedge and results in the creation of strong, sustainable value. I am especially pleased with our success in a number of areas where new projects were initiated: NATO support in Afghanistan, midstream growth in Saskatchewan and Manitoba and the award-winning 2,460 person Albian Village in the oil sands.

The Managing Directors aptly present the highlights of our operations for 2007, so I will focus on a few comments and perspectives regarding 2008 and beyond.

> "I would like to congratulate the 7,800 men and women of ATCO Group who have worked so industriously this year to deliver excellence and record results to our share owners."

Our customers are the most important element in our pursuit of future growth, their sophistication and knowledge cannot be underestimated. The continued strengthening of our relationships with our customers and our ability to offer quality solutions that provide product and pricing that is competitive, is a key driver across our companies so we can be first to deliver a complete package or suite of solutions that meets our customers' needs.

The Corporation's growth depends on our ability to gain an intimate understanding of our clients' objectives and a complete picture of what they are striving to achieve. The combination of quality product and superior service will differentiate us from our competitors, drive real value for our customers and create meaningful growth.

There is little doubt that we are experiencing a slow down in economic activity, especially in the United States, which may spread to other nations including Canada. We have proactively prepared our management teams by ensuring they have the right combination of wisdom, capacity and experience to be the customer's first choice.
We have also focused on challenging our 'end to end' processes, sought greater efficiencies and streamlined our ability to deliver on-time and on-budget.

New global purchasing functions are being designed to assist with cost reduction, on-time delivery and quality assurance from our major suppliers. This complements several new strategic alliances recently forged for engineering, procurement and construction.

These initiatives will drive significant benefits by reducing the current high demand on our engineering and project teams, while also reducing costs for large bulk purchases such as wire, utility poles and PVC pipe.

Another progressive step is the development of a new corporate-wide, leading edge human resources information system – part of a parallel initiative to recruit, retain and train an exceptional and committed workforce. In 2008, phase one will enable the Company to more effectively source, track and deploy (among a host of other tasks) people across our organization and around the world.

In 2008, ATCO's Chief Financial Officer Karen Watson and I, along with your Board of Directors, will dedicate a great deal of time to a strategic review of ATCO Groups' organizational structure, while evaluating the competitive position of each of our principal operating subsidiaries and their potential for growth in their respective industries.

I would like to congratulate the 7,800 men and women of ATCO Group who have worked so industriously this year to deliver excellence and record results to our share owners.

In closing, I also wish to express my sincere appreciation to our Board of Directors, who ardently apply themselves year-round, to the good governance and strategic oversight of your Corporation. The individual and collective wisdom and experience of this remarkable group serves to differentiate ATCO Group from its peers.

Sincerely,



N.C. Southern
PRESIDENT & CHIEF EXECUTIVE OFFICER



THE YEAR OF **DEFINING EXCELLENCE:**

ATCO GROUP IN 2007

"I'm very pleased with the kind of ***dedication*** *and* ***commitment*** *that our people have shown in meeting our growth challenges this year. In light of record business activity on all fronts I am so proud of our ongoing attention to detail and the fulfillment of our promises to our customers."*

Nancy Southern, President & Chief Executive Officer

2007 will be remembered as the year of defining excellence at ATCO.

The achievement of record financial results reflects the remarkable contributions of ATCO's people and the spirit of perseverance that underlies all that the Corporation does.

"In Alberta and around the world, the people of ATCO are delivering quality products and services despite the very real constraints presented by Alberta's rapid growth," said Nancy Southern, President & Chief Executive Officer.

Heightened attention and sharp focus are being directed towards recruitment, retention and career development, specifically designed to prepare ATCO's future leaders. The Utilities division alone hired about 400 new people – a key indicator of the Company's growth.

Matt Vautour, an apprentice lineman, practices doing live-line work at the Nisku training centre. In 2007, ATCO Electric's Power Lineman Apprenticeship Program had its largest classes yet — 35 apprentices in various stages of their four-year program.

Employee orientation and on-boarding programs continued, and a New Graduate Rotational Training Program was introduced in ATCO Power.

Many records were set for growth, capital expenditure and safety; recognition and accolades abounded for ATCO's environmental performance and exemplary, safe projects. The following are but a few of the many awards garnered by ATCO in 2007.

- An unprecedented four companies, ATCO Power, ATCO Pipelines, ATCO Midstream and ATCO Frontec, were honoured as "Best Safety Performers" by Alberta's Occupational Health and Safety Council.

- ATCO Power also received the Bronze Award of Excellence from the Canadian Electricity Association for employee safety in 2006.

- ATCO Gas was recognized by the Canadian Gas Association for its best practices in pipeline damage prevention. The company achieved the lowest number of third-party damages per 1,000 locates in all of Canada.

- Customer service remained at the forefront, with ATCO I-Tek named as best call centre in the North American energy sector for the second consecutive year.

- ATCO Structures successfully completed the largest project in its history near Fort McMurray, Alberta – the Shell Albian Village. This innovative workforce housing complex was recognized as the Top Industrial Project by Alberta Construction Magazine.

- ATCO Pipelines achieved the Gold Champion Level Reporter designation – the highest level – from the Canadian Greenhouse Gas Challenge Registry for its Greenhouse Gas Action Plan to mitigate greenhouse gas emissions.

- ATCO Noise Management was lauded for going above and beyond basic occupational health and safety standards to achieve the Minnesota Star Award for the High Bridge Energy Project in St. Paul.

The numerous awards across so many important facets of business – safety, environment and serving customers – reflect the commitment to excellence that sets ATCO apart and forms the foundation of the Corporation's success. "Each division – Utilities, Power Generation and Global Enterprises – performed exceedingly well, resulting in ATCO's 2007 record earnings," added Ms. Southern. "It was the efforts and commitment of our people in each of those divisions that truly made 2007 a year of defining excellence." ■

ATCO'S STATEMENT OF EXCELLENCE

Excellence...

"Going far beyond the call of duty. Doing more than others expect. This is what excellence is all about.

It comes from striving, maintaining the highest standards, looking after the smallest detail and going the extra mile.

Excellence means caring. It means making a special effort to do more."



R.D. Southern
Chairman, ATCO Group

UTILITIES

"**2007** exceeded our previous year by almost **17 per cent** in capital expenditures. The Utilities division invested a record $589 million in new infrastructure in Alberta — it was truly a remarkable year."

Siegfried Kiefer, Managing Director, Utilities

With 25 years of service, Siegfried Kiefer leads the Utilities division as its Managing Director, appointed to the role in 2004. Mr. Kiefer has also served as Chief Information Officer since 1998.



ATCO Gas

- An Alberta-based, province-wide natural gas distribution company
- More than 2,000 employees
- Serves more than one million customers in nearly 300 communities

ATCO Electric

- Builds, operates and maintains transmission and distribution lines in northern and east-central Alberta
- More than 1,200 employees
- Serves more than 197,000 customers in 245 communities



Yukon Electrical
An **ATCO** Company

- Yukon Electrical provides electricity to more than 15,000 customers in 19 communities from south of the Yukon border to north of the Arctic Circle
- More than 50 employees



Northland Utilities
An **ATCO** Company

- Northland Utilities provides electricity to more than 10,000 customers in nine communities throughout the Northwest Territories
- More than 40 employees

ATCO Pipelines

- A provider of natural gas transmission services to producers, major industrial users and gas distribution companies in Alberta
- More than 300 employees
- Provides peak delivery of 3.7 billion cubic feet per day



CU WATER LIMITED
An **ATCO** Company

- Owns and operates 153 kilometres of water transmission pipeline

UTILITIES

ATCO Gas

ATCO Gas customers receive the lowest rate in the entire country for natural gas distribution — from a company with nearly a century of experience behind it.

ATCO Gas grew with Alberta in 2007, completing a record number of installations while at the same time establishing new safety performance standards.

The numbers are significant. In 2007, capital expenditures surpassed $191 million as the company expanded and maintained its extensive natural gas delivery system consisting of 36,487 kilometres of pipeline to support Alberta's booming economy.

Almost 32,000 customers were added to the system — an average of 87 homes, businesses and institutions per day — with the largest increase in northern Alberta. A significant milestone for the company was adding the one millionth customer to the system. (See sidebar story).

The growth kept distribution operators busy, as the people of ATCO Gas completed 625,016 jobs at 599,242 service calls. These jobs included equipment and appliance inspections, meter installations and moves, emergency response to gas odours and carbon monoxide calls, and requests to re-light appliances — all within the lowest delivery charge in Canada.

"In ATCO Gas our people not only completed a record amount of work, they also established new records of health and safety performance," said Siegfried Kiefer, Managing Director, Utilities. "That is a tremendous accomplishment and it demonstrates the dedication and commitment of our employees."

ATCO Gas is regulated by the Alberta Utilities Commission (AUC), formerly the Alberta Energy and Utilities Board (AEUB), which approves rates for services. ATCO Gas filed a General Rate Application in 2007 for the period 2008 and 2009 and expects a decision in the third quarter of 2008.

ATCO GAS CELEBRATES ONE MILLIONTH CUSTOMER

ATCO GAS REACHED AN HISTORIC MILESTONE IN 2007 – THE ONE MILLIONTH CUSTOMER WAS CONNECTED TO THE COMPANY'S SAFE, RELIABLE, PROVINCE-WIDE, NATURAL GAS DISTRIBUTION NETWORK.

At a special ceremony, Edmonton homeowner Mike Carson was presented with a natural gas barbecue and gift basket from the famed ATCO Blue Flame Kitchen.

"This watershed in the ATCO Gas story is important, not only because it reflects the tremendous growth and development our province has seen over the years but also because it gives us pause to express our gratitude to Albertans for allowing the company to be such an essential and continuous presence in their homes for so many years," said Nancy Southern, President & Chief Executive Officer, ATCO Group.

This major milestone in the history of ATCO Gas may have seemed unimaginable when, in 1952, the company celebrated what was then a remarkable achievement – 100,000 customers.

"Despite the phenomenal level of construction activity in the province, the people of ATCO Gas put safety first in everything they do," said Jerome Engler, President, ATCO Gas. "The greatest compliment for ATCO Gas is that on most days our customers don't even know we're there."



A province-wide print recruitment campaign, celebrating the one millionth customer, featured images of ATCO Gas' people.

Recruiting and retaining a sufficient number of skilled people is essential to the success of ATCO Gas and extensive work continues to ensure the company is an employer of choice.

ATCO Gas employs more than 2,000 people, including engineers and accountants, distribution operators and meter readers, technologists and clerical employees. In 2007, the company recruited 233 people, from new graduates to experienced professionals.

"I'm very pleased with the ability of the Utilities division to recruit quality personnel in 2007. I think a lot of that comes from our reputation. We're very well-regarded by our customers," added Mr. Kiefer. "In fact, one of the things that pleases me most when I go into the field are the positive compliments I receive from customers about our personnel. Everyone at ATCO is keeping that reputation for excellent customer service intact."

ATCO Electric

ATCO Electric's transmission and distribution power lines are the arteries that supply Alberta customers with electricity — whether to the booming oil and gas communities of Fort McMurray and Grande Prairie, the rugged, mountainous resort town of Jasper, or the steep, dry coulees of Drumheller.

ATCO Electric operates and maintains more than 68,600 kilometres of transmission and distribution power lines and operates approximately 12,000 kilometres of distribution power lines on behalf of Rural Electrification Associations.

Of significant importance, ATCO received final AEUB approval in late 2007 to proceed with construction of a new 240-kV transmission line in northwest Alberta.

"That approval was completed without any landowner issues, which in this day and age, where land use is a contentious area, is a remarkable achievement. I'm very proud of our people for working with our customers to find a solution that's acceptable for their needs," said Mr. Kiefer. (See page 13).

During 2007, ATCO Electric experienced record levels of capital work in distribution and transmission due to growing customer demand and intense economic activity in Alberta. This kind of growth creates both challenges and opportunities, particularly with those operations in the high growth areas of the province like Fort McMurray and Grande Prairie.

Clinton Hesje is an assistant operator at ATCO Electric's system control centre (SCC) in Vegreville. The SCC is the veritable mission control of ATCO Electric, where employees are responsible for controlling more than 9,100 kilometres of transmission lines and 147 substations.



ATCO ELECTRIC'S COMMUNITY CONSULTATION SETS GROUNDWORK FOR 240-kV TRANSMISSION LINE

ATCO Electric's new Brintnell-Wesley Creek transmission line, which will strengthen the grid system in Alberta's northwest, stands testament to ATCO's commitment to community consultation.

The new 240-kilovolt (kV) line will extend from the Wabasca area of Alberta, northeast of Slave Lake, to the Peace River region to support increasing power needs in that burgeoning part of the province.

The critically important 226-kilometre line project was only possible after consultation with, and input from, involved landowners, First Nations and Aboriginal communities in the fall of 2006.

Those talks were smoothly executed in advance allowing the project to launch ahead of schedule. The consultations were the result of positive relationships nurtured by several groups, including ATCO Electric's Aboriginal Relations team.

ATCO has a long-standing commitment to build and maintain positive relations with Aboriginal communities throughout the areas the company operates and serves.

"We initiated our project consultation as soon as possible and I believe working together with the communities led to our success," said Andre Schutta, Director, Aboriginal Relations, ATCO Utility Business Group. "We listened to the communities' concerns and met the commitments. Elders and community members went out to see the right of ways and the project ... it's all about building and maintaining positive relationships."

At the same time, ATCO Electric's engineers were working daily to keep landowners and Aboriginal groups involved in each step of the process.

"Consultation is an ongoing process. It goes through phases. This is always a sensitive area and ATCO has always been very sensitive to landowners' concerns," said Ray Boven, ATCO Electric Vice President, Engineering.

ATCO Electric prides itself in being a good corporate citizen and having positive relationships with the communities in the vicinity of its operations. Building relationships with Aboriginal communities and other landowners along the wire corridor is equally important.



BRINTNELL SUBSTATION
WESLEY CREEK SUBSTATION
Fort McMurray
Peace River
PROPOSED 240 kV TRANSMISSION LINE
EDMONTON
CALGARY

"We listened to the communities' concerns and met the commitments. Elders and community members went out to see the right of ways and the project ... it's all about building and maintaining positive relationships."

The result is a transmission route that minimized the impact on communities, landowners and the environment.

The Brintnell-Wesley line is expected to be completed by March 31, 2010 at an estimated cost of $210 million and includes the expansion of two existing substations.

The project is the first major transmission line for ATCO Electric since the Edison Award-winning Dover-to-Whitefish transmission line was completed in 2004.

The company invested a record amount in capital – more than $296 million – over 30 per cent more than was spent in 2006, the previous record year. That included more than $161 million invested in distribution (an increase of over 20 per cent from 2006) and $91 million in transmission (a 43 per cent increase from 2006). ATCO Electric also invested millions of dollars in technology, fleet and isolated generation.

"At ATCO Electric, all of the in-service date targets for transmission capital construction programs were met, except for one, which is quite a track record given what's going on in the province today," said Mr. Kiefer. "The in-service date target that was not met was delayed as a result of the regulatory process, so I feel very good about our people and their determination to deliver on our commitments."

ATCO Electric added 6,233 new customers, bringing the total number served to 197,364 in 245 Alberta communities. To manage this incredible growth, in 2006 ATCO Electric started to implement improvements in the way it plans, builds and resources new lines.

Great progress was made in 2007 — the first full year under the new improvement processes.

ATCO Electric is at various stages of developing or implementing technology-based initiatives to ensure the safe, reliable delivery of electricity. These initiatives include Workforce Management, Outage Management and Geographic Information Systems, tools which will assist field employees to manage a growing workload and ensure their safety through the use of Global Positioning System technology.

Following two hearings before the AEUB — one on the 2007-08 General Tariff Application in May and another on proposed new distribution rates in June — the company received decisions and implemented new rates, effective January 1, 2008.


CU

CU WATER LIMITED
An ***ATCO*** Company

CU Water owns and operates 153 kilometres of water transmission pipeline from Sherwood Park to Kinsella, Alberta. In addition to serving communities along the transmission pipeline, approximately 200 kilometres of distribution pipeline serve rural subdivisions and intensive livestock operations.

During the year, the company extended a distribution pipeline to Camrose County, southeast of Edmonton, to serve the hamlets of Round Hill and Kingman. An additional 41 customers were added along the existing distribution system.

For the third consecutive year, CU Water employees completed the year with both zero lost time injuries and zero preventable vehicle collisions.

The Northwest Territories and the Yukon are envisioned to be the next frontiers for significant development and growth in Canada. Yukon Electrical and Northland Utilities are poised to be part of this vision.



Yukon Electrical
An ***ATCO*** Company

At Yukon Electrical Company Limited, work is ongoing to develop and implement a new billing system for the "North of 60" companies, including Yukon Electrical. It will offer more than 15,000 customers more options and enhance their existing billing services.



Northland Utilities
An ***ATCO*** Company

Northland Utilities completed year three of the eight-year 25-kV conversion of the distribution system in Yellowknife.

In Hay River, Northland Utilities assumed a lead role in the "Blue Ribbon Campaign," in honour of fallen RCMP Constable Chris Worden. The campaign was a tribute to his family and in appreciation of the RCMP. Northland staff placed blue ribbons on nearly 100 streetlight poles in downtown Hay River leading towards the Worden residence.



ATCO Pipelines

ATCO Pipelines owns and operates approximately 8,400 kilometres of pipelines and has 236 receipt points on its system.

ATCO Pipelines continued to experience significant increases in its capital expenditures with an $87 million capital program in 2007. This level of capital commitment was required to ensure that the capacity and integrity of its pipeline system was sufficient to meet peak day requirements for the growth of the distribution market and industrial demand.

In addition, the increased infrastructure work undertaken by governments and other large-scale projects by the oil and gas industry required ATCO Pipelines to relocate its existing facilities on an ever-increasing scale. One of the major pipeline relocations took place on the Muskeg River pipeline system to accommodate the expansion of the Albian Sands mining operation near Fort McMurray.

In February, ATCO Pipelines completed a $16.3 million Hinton-Wabamun expansion project near Hinton that resulted in 50 million cubic feet per day (Mmcfd) in new, incremental firm service receipts at the Fishnet Meter Station. The project involved an expansion of the station, 11 kilometres of new 323 millimetre pipeline, a new compressor station at Sundance, and a new meter station and tie-in with NOVA Gas Transmission Ltd. near the town of Edson.

ATCO Pipelines continued to develop infrastructure to accommodate upgraders, petro-chemical and power generating growth in the Alberta industrial heartland region, one of ATCO Pipelines' key customer areas. In 2007, the preliminary design work for the relocation of a number of pipelines within its system in the Fort Saskatchewan area was completed to accommodate the expansion of one of these upgraders.

Construction of a natural gas delivery meter station for a new power generating station located on the east side of Edmonton was completed and preliminary design work has commenced to supply natural gas to a new power generating unit to be constructed in the Lake Wabamun area, west of Edmonton.

To accommodate continued growth, ATCO Pipelines began construction of a new building in east Edmonton. When completed in mid-2008, the 29,000 square foot facility will accommodate more than 175 people currently located in Edmonton to better serve customer needs. ■

Above: *ATCO Pipelines owns and operates natural gas transmission facilities throughout Alberta and is an integral part of the provincial gas transmission system.*





COMMITMENT TO COMMUNITY

SYMPOSIUM ONE OF HUNDREDS OF ATCO COMMUNITY INVESTMENT INITIATIVES

On April 10, 2007, more than 100 local government and community leaders gathered at the Hanna and District Community Centre in southeast Alberta to attend ATCO's eighth annual Community Symposium entitled Vision for the Future: Building a Vibrant Organization.

Hosted by the Town of Hanna in partnership with ATCO Gas, ATCO Electric and ATCO Power, the leaders were on hand to learn how to build better lives for the people and organizations they serve.


ATCO
Alberta

Two days later, in the village of Kitscoty, half-way between Edmonton and Saskatoon, another 134 leaders attended a similar session to hear experts provide insights on recruitment, technology, partnerships and a variety of best practices to help build a great organization in an era of unprecedented change.

"Volunteers and volunteer organizations enrich community life," said Pat Burns, Mayor of the Town of Hanna, noting his community was very pleased to "host a symposium on a subject so important to community life in Alberta."

For supporting symposiums in rural areas, the Hanna Learning Centre nominated ATCO for the province's Corporate Volunteer Award of Excellence, established by the Government of Alberta and the Wild Rose Foundation to honour and recognize the contributions of private sector corporations, businesses and their people.

As he presented this Large Corporation 2007 award to ATCO, Hector Goudreau, Minister of Tourism, Parks, Recreation and Culture, said: "Across the province, companies and businesses are embracing what it is to be a responsible corporate citizen and are giving back to the community in many important ways. This year's Corporate Volunteer Awards of Excellence winners have shown outstanding commitment and contribution to community building."

MAKING A DIFFERENCE

By developing meaningful partnerships with non-profit organizations and giving time

Left: ATCO Midstream employees participate in the Heart and Stroke Foundation's annual "Big Bike" Fundraiser at the Eau Claire Market in Calgary. 2007 marked the eighth year ATCO Midstream employees have taken part in the event.

Right: The people of ATCO I-Tek embody the spirit of ATCO Employees Participating in Communities (ATCO EPIC), giving their time, talents and resources throughout the year to make a difference in their communities. Employees joined President Bobbi Lambright at Norwood Elementary School in Edmonton's inner city spending time with students and helping teachers deliver programs.

and expertise, as well as financial support, ATCO and its people are committed to helping create healthy, vibrant communities throughout Alberta. Together they support hundreds of projects and programs every year.

ATCO focuses on sustaining organizations or causes that support the following key areas: Health and Welfare; Community Development; Arts and Culture; Sports and Recreation; and Youth and Education.

In addition to corporate initiatives, ATCO supports its people by contributing funds donated to charities selected by employees. ATCO Employees Participating in Communities (ATCO EPIC) raised a record $1.48 million for charities across Alberta in 2006, up from $1.3 million in 2005. Building on the 2006 program, ATCO EPIC raised $1.72 million in 2007.

More than 450 communities and charities where ATCO people live and work received support in 2007. ATCO further sustains this employee-led initiative by enabling employees to oversee the various program elements.

"The people of ATCO strive every year to increase support for Alberta charities and community service organizations. In true testament to their efforts, more money was raised in 2007 than ever before in ATCO's 60-year history," said Siegfried Kiefer, Managing Director, Utilities.

Employees are also encouraged to participate in their communities through the Employee Volunteer Recognition Program – where an employee contributing 50 hours of volunteer effort receives up to $150 for the registered charity of their choice.

In Canada's North, ATCO and Yukon Electrical partnered in a unique initiative to restore MV Dorothy, a 33-foot, wood sailing vessel that dates back to 1933. The vessel played a significant role in Yukon's history.

A highlight for the year included a sponsorship role at the 2007 Canada Winter Games in Whitehorse in February. It was the first time this national sports showcase was held "North of 60." ATCO Group contributed by constructing the athlete's village – housing that remains in the community for future generations.


ATCO
EPIC
EMPLOYEES PARTICIPATING IN COMMUNITIES

Also during the Games:

- ATCO Structures was the exclusive supplier of temporary modular units on-site.
- ATCO I-Tek provided desktop and laptop computers for staff and operations.
- Yukon Electrical Limited, which has powered Whitehorse since 1901, supplied electrical services.

Continuing with the tradition of supporting athletes to achieve the highest standards and to showcase the Company's commitment to excellence, ATCO is an official sponsor to the 2008 Arctic Winter Games in Yellowknife, NWT.

- ATCO Structures – providing modular showers and washroom units for the expected 2,000 athletes, as well as units at various event locations.
- ATCO I-Tek – donating 100 laptops for use by Games officials and in ATCO Connect Cafés for athletes and their families. The computers will remain in local community schools after the Games.
- Northland Utilities – providing electrical services as required.
- ATCO Frontec – volunteering in various roles to support the community.

Unique to the Games will be the equal profile given to the 'cultural component' of which ATCO is the presenting sponsor. With eight locations around Yellowknife featuring photography, film making, performance, and sculptures created from recycled material, the Games are a celebration of art and sport and ATCO's employees in Yellowknife are pleased to be a part of the 20th Anniversary of the Arctic Winter Games. ■



Leanne Norman (left) and Nieves Manaois from the ATCO Power Calgary office were part of a volunteer group who sorted food at the Calgary Interfaith Food Bank as part of a Days of Caring event held in October. Days of Caring events are employee volunteer opportunities arranged through the ATCO EPIC program, allowing employees to actively participate in community support events.

POWER GENERATION

"Power Generation had a very good year in terms of health and safety recognition, earnings, and major **progress** in our **growth** areas."

Dick Walthall, Managing Director, Power Generation

Appointed to the role in 2006, Dick Walthall, with 19 years of ATCO experience, leads the Power Generation division as its Managing Director.



ATCO Power

- Develops, constructs, manages, owns and operates technologically advanced and environmentally progressive independent power generation plants
- Approximately 500 employees
- Operates 19 power plants in Canada, the United Kingdom (U.K.) and Australia with a combined capacity of more than 4,800 MW

ASHCOR Technologies

- Markets coal combustion products from ATCO Power's coal-fired generating stations in Alberta
- The predominant product marketed is fly ash – the non-combustible residue remaining after coal is consumed in a power plant furnace



ALBERTA MERCHANT MARKET AND DIVERSE OPERATIONS BOOSTS POSITIVE EARNINGS GROWTH


ATCO Power

In 2007, the Power Generation division experienced positive earnings growth. This is primarily as a result of continuing strong returns from the Alberta merchant market (albeit lower than 2006), good availability of the Alberta generating stations, the success of ATCO Power's Australian operations and no negative HR Milner tax adjustment as recorded in 2006.

ATCO Power also spent considerable effort in 2007 focusing on its long-term growth plan with a goal to continue developing projects with lower carbon intensity for its portfolio.

The company received provincial and national recognition for its focus on safety: a Bronze Medal of Excellence from the Canadian Electricity Association for employee safety and – for the third consecutive year – a Work Safe Alberta Best Safety Performer Award.

Numerous human resource initiatives were started, including an innovative 'New Graduate Program' which involves a 20-month rotation through different jobs to find the best possible career placement.

Above: ATCO Power's 45-MW Valleyview Generating Station, commissioned in 2001, provides system support in northwestern Alberta. Valleyview 2, a 45-MW expansion, is currently under construction adjacent to the original facility and is expected to be completed in the fall of 2008.

CANADIAN OPERATIONS

During the year the 760-MW Sheerness Generating Station received environmental approval to operate for the next 10 years, demonstrating ATCO Power's substantial commitment to operational excellence and community consultation.

In May, ATCO Power announced it will build a second unit for the gas-fired Valleyview Generating Station. The 45-MW 'peaking' facility is designed to solidify provincial grid stability, while providing quick access to additional power when needed.

The project demonstrates ATCO Power's commitment to the deregulated Alberta marketplace by increasing capacity in the fast-growing area of northwest Alberta. The station is capable of producing enough electricity to power more than 36,000 homes and is the 10th power generating unit built by ATCO Power in Alberta since 1997. The expected commercial operation date is in the fall of 2008.

The 32-MW Oldman River Hydro Project is an environmentally progressive, 'run-of-river' hydroelectric generating plant developed at the Oldman River Dam near Pincher Creek, Alberta. The plant is 75 per cent owned by ATCO Power and ATCO Resources Ltd. In July the Piikani Nation of Brockett, Alberta exercised its option to purchase a 25 per cent ownership interest in the facility.

U.K. OPERATIONS

Through its Thames Power subsidiary, ATCO Power is the operator of the Barking Power Station in the U.K. In May, agreement was reached with the station's bankers that enabled a significant pre-payment of debt principal, resulting from the settlement of the company's claim against the administrators of TXU Europe.

During the first nine months of the year, the station performed exceptionally well with very high levels of availability. In October, a generator failure caused one combined cycle gas turbine block to be shut down for remedial repairs. This unplanned outage reduced the output of the plant by approximately 60 per cent.

A number of environmental initiatives, including a commitment to waste reduction, were implemented in partnership with the local authorities in London. In addition, the Thames Gateway, a designated development zone in East London, is studying proposals to use heat from the Barking Station to supply a planned district heating network.

The environmental license to operate the station was renewed in 2007, for the first time since commissioning in 1995, in order to conform to new legislation. In December, planning consent for a proposed 470-MW expansion of the Barking Power Station was received from the U.K. government.

AUSTRALIAN OPERATIONS

ATCO Power operates two plants in Australia – the 180-MW Osborne Cogeneration Station in Adelaide, South Australia and the 33-MW Bulwer Island Cogeneration Station in the BP Refinery in Brisbane, Queensland. Both facilities exhibited strong performance in 2007.

Osborne conducted a $1 million (Australian dollars) upgrade to increase electricity output and further implemented a significant water conservation project in 2007. Details on these initiatives are outlined in the enclosed Environmental Stewardship feature – page 3.

ASHCOR Technologies

ASHCOR Technologies had another record year marketing coal combustion products from ATCO Power's coal-fired generating stations in Alberta. The predominant product marketed by ASHCOR is fly ash – the non-combustible residue remaining after coal is consumed in a power plant furnace.

During the year, the company expanded ash utilization in road base materials, hazardous waste solidification and as an extender in asphalts. ASHCOR established its presence in the Pacific Northwest marketplace through a number of strategic alliances and began facility upgrades in order to meet the increasing demand for fly ash. ■

ATCO POWER FACILITIES - AT A GLANCE


CANADA
UNITED KINGDOM
AUSTRALIA
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
Refer to table on facing page for Power Facilities listing

ATCO POWER FACILITIES — IN DEPTH

	LOCATION	COMMISSIONING DATE	PLANT GENERATING CAPACITY (MEGAWATTS)	FUEL TYPE	ATCO OWNERSHIP (%)
	IN ALBERTA:				
1	Battle River 3, 4, 5, Generating Station, Forestburg	1969 1975 1981	670	Coal	100%**
2	Sturgeon Generating Plant, Valleyview	1957	18	Natural gas	100%**
3	Rainbow Lake 1, 2, 3, Northern Alberta	1968	88	Natural gas	100%**
4	Sheerness 1, 2, Generating Station, Hanna	1986 1990	760	Coal	50%**
5	Poplar Hill Generating Plant, Grande Prairie	1998	45	Natural gas	100%*
6	Primrose Cogeneration Plant, Northern Alberta	1998	85	Natural gas	50%*
7	Rainbow Lake 4, 5, Northern Alberta	1999 2001	90	Natural gas	50%*
8	Joffre Plant, Central Alberta	2000	480	Natural gas	40%*
9	Valleyview Generating Station	2001	45	Natural gas	100%*
10	Muskeg River Cogeneration Plant, Athabasca Oil Sands	2003	170	Natural gas	70%*
11	Scotford Cogeneration Plant, Scotford	2003	170	Natural gas	100%*
12	Oldman River Hydro Project Pincher Creek	2003	32	Run-of-river hydroelectric	75%*
	IN BRITISH COLUMBIA:				
13	McMahon Cogeneration Plant, Taylor	1993	120	Natural gas	50%
	IN SASKATCHEWAN:				
14	Cory Cogeneration Plant, Saskatoon	2003	260	Natural gas	50%*
	IN ONTARIO:				
15	Brighton Beach Generation Station, Windsor	2004	580	Natural gas	50%*
	IN AUSTRALIA:				
16	Osborne Cogeneration Station, Adelaide, South Australia	1998	180	Natural gas	50%
17	Bulwer Island Cogeneration Station, Brisbane, Queensland	2001	33	Natural gas	50%
	IN UNITED KINGDOM:				
18	Barking Power Station, East London	1995	1,000	Natural gas	25.5%
19	Heathrow Airport, London	1990	14	Natural gas	50%

* ATCO ownership held 80 per cent by ATCO Power and 20 per cent by ATCO Resources Ltd.

** ATCO ownership held by Alberta Power (2000) Ltd.



THRIVING DOWN UNDER

ATCO STRUCTURES AND ATCO POWER BENEFIT FROM IMPRESSIVE GROWTH IN AUSTRALIA

ATCO's history of excellence and growth in Australia dates back almost five decades to 1961 with the launch of a 70,000 square foot manufacturing plant in Adelaide.

It was a bold initiative for the Alberta-based company that today spans the globe, with ATCO Structures having served clients in more than 100 countries.

Although ATCO sold its Australian subsidiaries in 1987 – a decision triggered by a weakened Australian dollar while allowing the corporation to focus on its core businesses in North America – a return Down Under 11 years later was an adroit business decision for ATCO and its shareowners.

ATCO has experienced impressive growth in Australia over the past 10 years; first within ATCO Structures and later with ATCO Power partnering in innovative, environmentally progressive power plants near Adelaide and in Queensland.

ATCO STRUCTURES

ATCO Structures' successful return to Australia was spearheaded by the acquisition of Campac Building Systems Pty Ltd., a modular manufacturing and leasing company. This added two manufacturing facilities in Queensland and a fleet of more than 2,000 space rental and workforce housing units. The move positioned ATCO Structures to serve the domestic space rentals and workforce housing markets in Australia and the Pacific Rim.

"We now have numerous leasing and manufacturing operations on the Eastern Seaboard of Australia," explains Michael Clennett, ATCO Structures Managing Director, Australia. "This provides us reach to over 85 per cent of the population and gross domestic product of Australia. It also provides us reach into the entire Oceania region. We have a strategic alliance in Asia and the Middle East that provides access to numerous opportunities in these markets."

ATCO Structures' space rentals business in Australia involves the lease and sale of relocatable modular offices, classrooms and other community structures. Site structures are used primarily by construction companies on urban

Above: ATCO Structures units on the docks of Sydney, Australia.

GROWTH IN AUSTRALIA

1975 • **Emergency Housing**
Darwin, Northern Australia

2007 • **Clermont Coal Mine**
Central Queensland



2002 • **Goro Nickel Project**
New Caledonia




Townsville
Mackay
Brisbane
Newcastle
Sydney
Adelaide
Melbourne
ATCO Structures Office
ATCO Power Office

2001 • **Bulwer Island Cogeneration Plant**
Brisbane, Queensland



1998 • **Osborne Cogeneration Plant**
Adelaide, South Australia



and rural construction sites. Commercial and community structures, although relocatable, are generally used as more permanent facilities by a wide range of private and public-sector customers.

"We made a very modest acquisition in November 1998 and we followed up with another small but strategic acquisition of a Brisbane-based hire company in 1999," added Mr. Clennett. "Other than 2001, where we had a sharp but brief recession, our performance was impressive almost immediately and it has grown annually. We added a regional branch in Central Queensland and Melbourne in 2000. In the last five years we have successfully executed a number of very large camp projects throughout Australia and internationally. This has added revenue and earnings to our core-hire base."

"We needed to blend the ATCO culture with the Australian culture and merge the unique Australian manufacturing process with our proven ATCO commercial process," Mr. Clennett said. "The Australian product is steel-frame construction (to suit tropical and temperate climates) and the Canadian product is wood-frame construction. At the same time we needed to create an environment that would enable us to attract and develop a young and dynamic staff in the image of Australia and ATCO. All the Australian staff can take pride in what has been created."

In 2007, ATCO Structures' space rentals division completed a strong year with the successful execution of its largest space rentals project since re-entering the Australian market. The project consists of the supply of office and operational facilities for 350 staff for the construction of Australia's first Desalination Plant on the Gold Coast, Queensland.

ATCO Structures' domestic workforce housing division also completed a major project at the Clermont Coal Mine in Central Queensland.

ATCO POWER

ATCO Power's Australian operations are just as impressive. The Osborne Cogeneration Plant, located near Adelaide, is Australia's largest cogeneration facility. A second project, the Bulwer Island Cogeneration Plant, serves all the electric and thermal energy needs related to the expansion of BP's Bulwer Island refinery in Queensland.

The 180-MW Osborne Plant, a joint venture between ATCO Power and Origin Energy of Australia commissioned in 1998, consists of a 120-MW gas turbine and a 60-MW steam turbine, fuelled by natural gas from South Australia's Cooper Basin. The operation exemplifies the environmental benefits of advanced technology as it is 50 per cent more efficient than a conventional gas or coal-fired power station, reducing nitrous oxide emissions by at least 80 per cent and carbon dioxide emissions by 35-50 per cent over conventional power stations.

"Osborne had a strong year due to higher than average availability of the plant," explains Geoff Walshe, Executive Director, ATCO Power Australia. "Bulwer Island had a strong year in 2007 due to high availability and high pool price well above the expected average for the year."

The Bulwer Island refinery, commissioned in 2001, has also gained recognition as part of the Queensland Clean Fuels Project that won the 2001 Australian Construction Achievement Award. ■

The Osborne plant consists of a gas turbine and a 60-MW steam turbine fuelled by natural gas from South Australia's Cooper Basin.





ATCO Group has featured scenes of Alberta in Annual Reports since 1990, recognizing its beautiful Alberta heritage.

GLOBAL ENTERPRISES

"The key driver for Global Enterprises' continued success is the incredible **effort** and **dedication** that's shown by all the people in the division."

Michael Shaw, Managing Director, Global Enterprises



With 29 years of service, Michael Shaw leads Global Enterprises as its Managing Director, appointed to the role in 2004. Since 2006 he has also served as President of ATCO Structures.

ATCO Midstream

- Provides natural gas gathering, storage and natural gas liquids solutions to the Canadian natural gas sector
- Approximately 170 employees
- Owns or has interests in 11 natural gas gathering and processing facilities and four natural gas extraction facilities, combined for a processing capacity of more than 1.5 billion cubic feet per day

ATCO Structures

- Manufactures, sells and leases a wide range of modular buildings and develops custom solutions for complex shelter challenges in remote and extreme environments
- Approximately 1,200 employees
- Factories and offices in Canada, the United States, Chile, the United Kingdom and Australia

ATCO Frontec

- A Canadian-based leader known for its excellence in rapid mobilization and provision of services in austere and challenging environments worldwide
- Approximately 1,600 employees
- Operating in more than 20 locations around the world

ATCO I-Tek

- Delivers exceptional billing flexibility, superior customer care, and reliable information technology solutions to a diverse group of clients worldwide
- Approximately 1,000 employees
- Answers more than 1.6 million customer calls each year

ATCO Noise Management

- Provides turnkey noise control for industrial facilities, addressing environmental impact and worker exposure from noise
- Approximately 100 employees
- Offices in Canada, the United States, the United Kingdom and Brazil; worldwide sales representation and global manufacturing

ATCO Travel

- Provides clients with superior quality and personalized service in corporate travel management and vacation services
- Approximately 100 employees
- Offices in Calgary, Edmonton, Fort McMurray and Ottawa

NEW PROJECTS AND DIVERSITY SHOWCASED AS ATCO'S IMPRESSIVE EARNINGS GROWTH CONTINUES

ATCO Midstream

ATCO Midstream achieved record earnings in 2007. A combination of strong volume throughput, high plant availability, high liquids prices and storage spreads resulted in a seventh consecutive year of earnings growth.

In December, ATCO Midstream concluded the purchase of a 50 per cent interest in the Grimes Energy Joint Venture gas plant near the town of Kisbey, Saskatchewan as the company continued expansion into that province. Partnering in the purchase of the plant with Bayhurst Energy Services Corporation, a subsidiary of SaskEnergy Incorporated, the plant is licensed to process 2.5 million cubic feet of sour gas daily and includes approximately 22 kilometres of pipeline servicing regional producers.

The Gas Gathering and Processing business unit maintained a high priority on the safe and efficient operation of its processing facilities with an overall on-line availability of more than 99 per cent. A strong marketing focus in southeast Saskatchewan secured additional gas processing volumes and further expansion of the gathering system, including entry into Manitoba.

The Natural Gas Liquids business unit realized record performance in extraction margins over the year. A significant process improvement at the Edmonton Ethane Extraction Plant increased plant throughput and improved ethane recoveries, also contributing to stronger financial performance. Planned maintenance, including a large turnaround at the Empress Gas Liquids Joint Venture, was completed during the year.













ATCO Structures

ATCO Structures achieved record earnings in 2007, driven primarily by continued investment in oil and gas exploration in Western Canada; resource industry growth, particularly in Queensland, Australia; and solid results in both the United States and Chile.

The company expanded its locations in Canada with the addition of an office and service centre in Saskatoon. In the United Kingdom (U.K.), two new branches were added through acquisition, bringing the U.K. distribution network to five locations; Huddersfield, Banbury, Gravesend, Lingfield, and Tiverton.

The Shell Canada Albian Village was completed in the fourth quarter and included the manufacture, supply and installation of all-inclusive living accommodations for trades people and management personnel at Shell's Athabasca Oil Sands Project Upstream Expansion No. 1 north of Fort McMurray. "The Albian Village is the biggest project completed in ATCO Structures' history," said Michael Shaw, Managing Director, Global Enterprises. "It was successfully completed on-time and on-budget which we are thrilled about." Albian Village provides a safe environment and high level of comfort within a 115,000 square foot core building featuring a gymnasium, running track, workout facility, lounge, lecture hall and dining area. ATCO Structures is also manufacturing the Creeburn Lake Lodge – on behalf of the ATCO Frontec /Fort McKay First Nation partnership – north of Fort McMurray.

Additional 2007 project highlights for ATCO Structures are featured on the world map on pages 30-31.

Above: Each room in the 2,460 person award-winning Albian Village is equipped with a full-size bed, internet service, satellite television, telephone and a flat-screen LCD TV.

ATCO Frontec

In 2007, ATCO Frontec pursued new projects in two key areas – site support and camp services, while refining its operational strategy. This resulted in two new major projects – Kandahar Airfield in Afghanistan and construction of the Creeburn Lake Lodge.

INTERNATIONAL ACTIVITIES

ATCO Frontec was awarded five NATO support contracts at the Kandahar Airfield in Afghanistan for up to five years. The company was required to hire and deploy more than 350 trained personnel, with experience in the areas of airport disembarkation operations, infrastructure maintenance, utilities and logistics support services, as well as pest control, to satisfy the requirements of the contracts. The project was fully operational in November.



ATCO Frontec is providing multiple support services at the Kandahar Airfield in Afghanistan for more than 10,000 troops serving NATO's International Security Assistance Force.

After completing the first year of a contract to provide camp support and food services for the United Nations Mission in Kosovo, ATCO Frontec exceeded expectations and was awarded a new contract to provide catering and camp services to four camps in Kosovo.

ATCO Frontec's European office in Csomád, Hungary is now included in the company's ISO 9001:2000-registered Quality Management System. ISO registration has enhanced the ability to manage existing contracts and respond to opportunities.

CANADIAN ACTIVITIES

In October, ATCO Frontec and the Fort McKay First Nation announced a new 50-50 joint venture partnership to build and operate a 500-room lodge in the Alberta Oil Sands region north of Fort McMurray (see story page 32).

In the Northern Operations group, UQSUQ Corporation successfully re-bid a five-year contract with the Nunavut Petroleum Corporation to lease and operate the bulk fuel storage facility, the pipeline distribution system and the municipal fuel distribution system in Iqaluit. UQSUQ is jointly owned by ATCO Frontec and Nunavut Petroleum, which represents Nunasi Corporation and Qikiqtaaluk Corporation.

The NorthwesTel project in Whitehorse, Yukon renewed its joint venture agreement with the Northern Aboriginal Services Company and its contract to provide operation and maintenance at 157 NorthwesTel microwave sites in the Northwest Territories, northern British Columbia and the Yukon for another 10 years.

ATCO Frontec's Area Support Unit in Ontario successfully re-bid its contract for another three years, effective April 1, 2008, to provide facilities and maintenance to a number of armouries and other military properties in southern Ontario.

In late 2007, ATCO Frontec completed the sale of its Security Services division to Vancouver-based Paladin Security as part of its on-going effort to focus on key areas of growth.

ATCO I-Tek

For the second consecutive year ATCO I-Tek provided ATCO Gas and ATCO Electric customers with the best customer service in North America, as rated by customers in a survey by independent research and measurement company Service Quality Measurement (SQM) Group Inc.

SQM evaluates more than 300 call centres across North America each year and ATCO I-Tek's survey results are assessed against those of others in the energy sector. Not only did ATCO I-Tek earn SQM's "Highest Customer Satisfaction" award, but the distribution call centre also received a Merit Award for a greater-than-eight per cent improvement in First Call Resolution.



ATCO I-Tek's consistently high customer satisfaction ratings are a testament to the knowledge, dedication and skill of its team of approximately 1,000 people – people like Ella Kulyk, Operations Supervisor, who provide behind-the-scenes support to the company's call centre operations.

"We answer more than 1.6 million customer calls each year on behalf of our utility clients and these awards have again exemplified our commitment to provide exceptional customer service," said ATCO I-Tek President Bobbi Lambright.

In addition to customer care and billing, ATCO I-Tek delivers information technology services to a diverse group of clients that operate around the world. The Customer Support Centre achieved an overall satisfaction rate of 98.6 per cent for problem resolution on client surveys in 2007.

In 2007, ATCO I-Tek implemented two business-critical solutions for ATCO Pipelines: the Measurement and Reporting System and the System for Transportation and Account Reporting. With approximately 1,800 meter locations and more than 250 gas producers, industrial customers and natural gas distribution companies using the system, accurate measurement, reporting and invoicing is vital.

ATCO I-Tek also worked with ATCO Gas to continue replacing its legacy Computer Aided Dispatch system with a progressive, innovative work management solution.

ATCO Noise Management

In 2007, the company received safety and construction excellence recognition on four landmark projects in New York, Minnesota, California and the Alberta Oil Sands.

ATCO Noise Management received contracts to design and construct two cogeneration buildings at Suncor's Firebag Oil Sands project. In addition, a large-scale acoustical building, designed for the OPTI

ATCO STRUCTURES WORLDWIDE


The **Award Winning** Shell Canada Albian Village was completed in late **2007** on-time and on-budget without a lost time incident.
In the United States, **ATCO Structures** completed more than **1,000 units** supplying offices, classrooms and bank buildings to **U.S.** space rental companies and living accommodations for companies involved primarily in the oil and gas segment of the market.

Long Lake Upgrader facility to meet Alberta's new Occupational Health and Safety Regulations enacted in 2004, is being installed in the second quarter of 2008.

The company was selected to attenuate EPCOR's new Clover Bar Generating Station near Edmonton to ensure compliance with Alberta's revised Energy and Utilities Board noise regulations.

The Higgott-Kane Division successfully manufactured and delivered complete turbine exhaust systems to the U.K., Venezuela and Tanzania as well as six silenced LM6000 exhaust stacks to a fast-track power project in Kuwait. The capacity to meet difficult low frequency and seismic criteria resulted in an award for a 210-ft. silenced exhaust stack in Hawaii.

ATCO Noise Management has also surveyed industrial facilities for approximately 100 industrial clients.

ATCO Travel

ATCO Travel continued its leadership as a full-service travel management company serving corporate clients, the general public and the ATCO Group of Companies. It retained all major accounts in 2007. ■

HIGHLIGHTS FOR 2007

ATCO Structures was awarded a contract by **Manitoba Hydro** on behalf of the Wuskwatim Power Limited Partnership to design, manufacture, transport and install workforce housing to accommodate the 624 people required to build the **$1.2-billion** Wuskwatim Generating Station.

ATCO Structures completed the 245-person construction camp expansion and development of a 222-person permanent operating facility for **De Beers Victor Diamond Mine**, located 90 km west of Attawapiskat in the James Bay Lowlands of **northern Ontario** in November. The project was completed on-time and on-budget without a lost time incident.



In May, Tecno Fast **ATCO**, located in **Santiago, Chile** was awarded the contract to manufacture, transport and install a permanent operating facility for the **Codelco Gaby project**, located in the Atacama Desert near Calama, Chile. During the year, Tecno Fast ATCO expanded its operations and space rentals business to Peru.

ATCO Structures' space rentals division in **Australia** successfully executed its largest space rentals project since re-entering the Australian market – the supply of office and operational facilities for 350 staff for the construction of **Australia's first Desalination Plant on the Gold Coast, Queensland.** The domestic workforce housing division in Australia secured and executed Clermont Coal Mine, which included the supply of a 511-person accommodation village to Central Queensland.



FOUNDATION FOR THE **FUTURE**

ATCO PARTNERS WITH FORT MCKAY AND PIIKANI FIRST NATIONS IN 2007

ATCO Frontec, a company with two decades of experience building successful aboriginal opportunities from the Arctic to Labrador, formed a new partnership with the Fort McKay First Nation to build and operate the Creeburn Lake Lodge – a much needed 500-room complex now under construction in the booming Oil Sands region approximately 65 kilometres north of Fort McMurray.

In the spring of 2008, Phase One of the Lodge is set to open, offering new accommodation for Oil Sands workers and an array of career opportunities for members of the Fort McKay First Nation – Cree and Dene people – who have lived along the Athabasca River for generations.

"The signing of this joint venture agreement with the Fort McKay First Nation builds on ATCO Frontec's long and unique history of working with Aboriginal communities to create mutually beneficial relationships and projects," said Harry Wilmot, President, ATCO Frontec. "This housing project in the Fort McMurray region brings together the skills and resources of both organizations."

Chief Jim Boucher of the Fort McKay First Nation added: "Creeburn Lake Lodge is yet another example of our continuing efforts to foster new economic partnerships that will provide long-term opportunities and benefits to our people. This partnership complements many of the services that we currently provide through the Fort McKay Group of Companies and our other joint partnerships."

To speed construction, the Lodge is being primarily assembled using top-quality, state-of-the-art modules built by ATCO Structures. Its design allows for future expansion to 1,000 rooms, every one featuring a 26-inch LCD TV/DVD system, high-speed internet, and individual environment controls.


Creeburn Lake Lodge

The Kingfisher is indigenous to the Fort McKay region and is showcased in the logo designed for the Lodge.

•••••

ATCO Power created its first-ever joint venture with a First Nation – the Piikani Nation at Brockett, Alberta – to own and operate the emissions-free 32-MW Oldman River Hydro facility in southern Alberta. The Piikani exercised a longstanding option to purchase a 25 per cent interest in the four-year-old, clean power generating facility on the Oldman River Dam. ■

Artist's rendering of the 130,000 square foot Creeburn Lake Lodge.





ATCO'S ABORIGINAL RELATIONSHIPS

ATCO works to build mutually beneficial relationships with Aboriginal communities by developing strategies that provide appropriate opportunities to improve employment and business relations through contracts and joint ventures. Through dialogue, working and living in the same community and encouraging openness in order to earn respect and trust, ATCO has formed the following alliances:

First Nations

- ATCO Frontec and the Fort McKay First Nation partner to build and operate a 500-room Creeburn Lake Lodge in the Oil Sands region north of Fort McMurray, Alberta.
- ATCO Electric interfaces in northeastern Alberta with Fort McKay Chipewyan, Athabasca Chipewyan, Mikisew Cree, Fort McMurray and Chipewyan Prairie First Nations on land use and business opportunities.
- Mikisew Cree and Athabasca Chipewyan First Nations work with ATCO Electric at the power plant upgrade at Fort Chipewyan, Alberta.
- ATCO Structures provides training and employment for Nisichawayasihk Cree Nation as part of the Wuskwatim Power Limited Partnership in northern Manitoba.
- ATCO Electric is working in northwestern Alberta with nine First Nations communities on right-of-way clearing along the transmission route between Wabasca area and the Peace River region for the new 240-kV transmission line.
- ATCO Power and the Piikani Nation of Brockett, Alberta partner in the ownership of the Oldman River Hydro project near Pincher Creek.

Inuit

- UQSUQ Corporation, a joint venture between ATCO Frontec and Inuit-owned companies in the Arctic, leases and operates the bulk fuel storage facility, the pipeline distribution system and the municipal fuel distribution system in Iqaluit, Nunavut.
- ARCTEC Alaska, a joint venture between ATCO Frontec and Arctic Slope World Services, manages and maintains the Alaska Radar System.
- Torngait Services Inc., a joint venture between Labrador Inuit Development Corporation and ATCO Frontec, provides site services at the Voisey's Bay mine and concentrator operation in Labrador.
- Operating as Nasittuq, ATCO Frontec and Pan Arctic Inuit Logistics operate and maintain 47 North American Aerospace Defence Command (NORAD) radar sites known as the North Warning System located across the Canadian Arctic.
- ATCO Frontec's partnership with Inuit from Labrador, Nunavik, Nunavut and the Inuvialuit settlement regions features a development/apprenticeship training program to enhance skills and formal credentials.

Inuit and First Nations

- ATCO Frontec Services Limited and NASCo (Inuvialuit Development Corp, Nunasi Corp., Denendeh Development Corp., and Yukon Indian Development Corp.) have an agreement for the operation and maintenance of facilities, towers and power generating systems at 157 NorthwesTel microwave sites in the Northwest Territories, Yukon and northern British Columbia.

Aboriginal People

- ATCO Pipelines offers opportunities for Aseniwuche Winewak Nation in a pipeline replacement project at Grande Cache, Alberta.

Artists, commissioned by ATCO, created a number of original paintings featuring traditional Inuit clothing. The images appeared in a 2007 Northern Canada print advertising campaign and are also being featured in signage and on other applications for the 2008 Arctic Winter Games in Yellowknife.



Karen M. Watson

SENIOR VICE PRESIDENT
& CHIEF FINANCIAL OFFICER

FINANCIAL EXCELLENCE 2007

ATCO's record earnings in 2007 of $250.8 million ($4.31 per share) were attributable to all three of the Company's business groups - Utilities, Power Generation and Global Enterprises including Industrials.

ATCO's 2007 increased revenues of $2,901.8 million, compared to 2006 of $2,860.9 million, was primarily due to increased business activity in ATCO Structures, ATCO Midstream and ATCO Gas.

ATCO's adjusted earnings in 2007 were $221.0 million ($3.79 per share) compared to $190.5 million ($3.20 per share) in 2006.

Earnings Attributable to Class I & Class II Shares ($ MM)



$131
$159
$149
$207
$251
2003
2004
2005
2006
2007
Utilities
Power Generation
Global Enterprises
Corporate & Other

CONSOLIDATED HIGHLIGHTS	2007	2006
(Millions of Canadian dollars, except as indicated)		
INCOME STATEMENT		
Revenues	**2,901.8**	2,860.9
Earnings		
Utilities	**73.2**	63.1
Power Generation	**81.9**	73.6
Global Enterprises	**57.7**	52.7
Industrials	**37.4**	24.1
Corporate & Other & Eliminations	**0.6**	(6.5)
Earnings	**250.8**	207.0
Adjusted earnings (1)	**221.0**	190.5
BALANCE SHEET		
Cash (2)	**822.3**	865.7
Total Assets	**7,999.9**	7,698.5
Capitalization		
Long Term Debt	**2,646.7**	2,458.8
Non-recourse Long Term Debt	**585.8**	749.0
Preferred Shares	**150.0**	150.0
Share Owners' Equity	**1,573.2**	1,432.1
Capitalization	**4,955.7**	4,789.9
CASH FLOW STATEMENT		
Funds Generated by Operations (3)	**846.6**	757.6
Capital Expenditures		
Utilities	**588.9**	505.0
Power Generation	**49.3**	51.1
Global Enterprises	**62.6**	14.2
Industrials	**75.1**	48.2
Corporate & Other	**2.1**	0.8
Capital Expenditures	**778.0**	619.3
RATIOS		
Return on equity (%)	**16.7**	15.0
Earnings per share ($)	**4.31**	3.48
Adjusted Earnings per share ($) (1)	**3.79**	3.20
Dividends paid per share ($)	**0.88**	0.82
Equity per share ($)	**27.22**	24.50
Class I Non-Voting closing share price ($)	**55.21**	50.33
Class II Voting closing share price ($)	**54.50**	50.20

Full disclosure of all financial information is available on the SEDAR website - www.sedar.com.

(1) Adjusted earnings are defined as earnings attributable to Class I and Class II shares after adjustment for items that are not in the normal course of business nor a result of day to day operations. The majority of these adjustments in 2007 related to tax issues. This measure is not defined by Generally Accepted Accounting Principles and may not be comparable to similar measures used by other companies.

(2) Cash is defined as cash and short-term investments less bank indebtedness.

(3) Funds generated by operations is defined as cash generated from operations before changes in non-cash working capital. This measure is not defined by Generally Accepted Accounting Principles and may not be comparable to similar measures used by other companies.

ATCO's balance sheet remains strong and positions the company for future growth. Cash balances (as defined on previous page) of $822.3 million have remained relatively consistent for the last four years.



Cash ($ Billions)
0.4
0.7
0.9
0.9
0.8
2003
2004
2005
2006
2007

ATCO's share owners' equity at the end of 2007, including Preferred Shares, was $1.8 billion. The Company's non-recourse debt has also been reduced over the last four years. In addition to regular scheduled payments on non-recourse debt, ATCO Power also applied a $52.7 million payment in 2007 towards the debt on the Barking Power Plant.

On October 18, 2007, Standard and Poor's increased its rating on Canadian Utilities' senior debt from 'A-' to 'A'. ATCO owns 52.5% of Canadian Utilities.



Capitalization ($ Billions)
4.1
4.5
4.6
4.8
5.0
1.1
1.2
1.3
1.4
1.6
1.8
2.2
2.3
2.5
2.6
2003
2004
2005
2006
2007
Long Term Debt
Non-Recourse Debt
Preferred Shares ($0.2 billion 2003-2007)
Shareowners' Equity

Return on equity for 2007 was 16.7% compared to 15.0% in 2006. This was achieved even though the regulated utilities are subject to a formula driven return on equity regime that resulted in a rate of 8.51% for 2007. Therefore, the overall ATCO rate of 16.7% was driven by results of the non-regulated entities in the Company.



Return on Equity (%)
12.0
13.4
11.6
15.0
16.7
2003
2004
2005
2006
2007

Dividends paid to common share owners were $0.88 per share in 2007. This compares to a $0.82 dividend per share in 2006. Dividends per share have increased each year since 1993 — 14 years.



Dividends per Share
$0.64
$0.70
$0.76
$0.82
$0.88
2003
2004
2005
2006
2007


Funds Generated by Operations ($ Millions)
574
604
735
758
847
2003
2004
2005
2006
2007

Funds generated by operations increased to $846.6 million in 2007 compared to $757.6 million in 2006. This increase was primarily attributable to higher earnings and increased availability incentives at Alberta Power (2000)'s power generating stations.


Capital Expenditures ($ Millions)
540
611
593
619
778
2003
2004
2005
2006
2007
Utilities
Power Generation
Global Enterprises
Corporate

The robust growth in the Alberta economy has resulted in significant growth in total capital expenditures for ATCO. This growth is primarily attributable to the Utilities Business Group. The total for 2007 was $778.0 million compared to $619.3 million in 2006. Furthermore, capital expenditures to maintain capacity, meet planned growth, and fund future development activities are expected to be approximately $900 million in 2008. The majority of these expenditures are uncommitted and relate primarily to the Utility operations. Capital expenditures for 2008 to 2010 are expected to be approximately $3.0 billion for the Utilities operations.


Share Price
$60
$40
$20
$0
Class I
Class II
2003
2004
2005
2006
2007

The price of ATCO Class I and Class II shares, on the Toronto Stock Exchange, continued to increase from the 2006 closing price. The closing prices for Class I and Class II shares at the end of 2007 were $55.21 and $54.50, respectively, compared to $50.33 and $50.20 at the end of 2006.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the consolidated financial statements, management's discussion and analysis of financial condition and results of operations and other financial information relating to the Corporation contained in this annual report. The consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles using methods appropriate for the industries in which the Corporation operates and necessarily include some amounts that are based on informed judgments and best estimates of management. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

PricewaterhouseCoopers LLP, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.

Management has established internal accounting and financial reporting control systems, which are subject to periodic review by the Corporation's internal auditors, to meet its responsibility for reliable and accurate reporting. Integral to these control systems are a code of ethics and management policies that provide guidance and direction to employees, as well as a system of corporate governance that provides oversight to the Corporation's operating, reporting and risk management activities.

The Board of Directors, through its Audit Committee comprised entirely of outside Directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent auditors to discuss auditing and reporting on financial matters, to assure that management is carrying out its responsibilities and to review and approve the consolidated financial statements. The auditors have full and free access to the Audit Committee and management.



N.C. Southern

PRESIDENT & CHIEF EXECUTIVE OFFICER



K.M. Watson

SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER

February 19, 2008

ATCO Ltd.

Consolidated Five-Year Operating Summary

(Millions of Canadian dollars, except as indicated)	**2007**	2006	2005	2004	2003
Utilities					
Natural gas distribution operations					
Purchase of property, plant and equipment	**191.6**	167.4	174.0	154.3	141.0
Pipelines (thousands of kilometres)	**36.5**	35.9	35.4	34.8	34.2
Maximum daily demand (terajoules)	**1,819**	1,861	1,919	2,049	1,831
Natural gas sold [1] (petajoules)	**-**	-	-	103	198
Natural gas distributed [1] (petajoules)	**233**	219	216	120	32
Total system throughput (petajoules)	**233**	219	216	223	230
Average annual use per residential customer (gigajoules)	**127**	126	131	134	134
Degree days - Edmonton [2]	**3,992**	3,819	3,641	3,985	4,245
- Calgary [3]	**4,058**	3,910	3,934	3,978	4,291
Customers at year-end (thousands)	**1,001.8**	969.9	939.6	914.3	887.8
Electric distribution and transmission operations					
Purchase of property, plant and equipment	**311.8**	238.1	212.2	223.4	171.6
Power lines (thousands of kilometres)	**70.9**	70.1	69.2	68.0	67.0
Electricity distributed (millions of kilowatt hours)	**10,744**	10,286	9,926	9,910	9,768
Average annual use per residential customer (kWh)	**7,690**	7,495	7,214	7,475	7,261
Customers at year-end (thousands)	**223.0**	216.3	210.9	206.2	202.3
Natural gas transmission operations					
Purchase of property, plant and equipment	**87.1**	97.7	84.3	47.9	33.6
Pipelines (thousands of kilometres)	**8.4**	8.4	8.3	8.3	8.3
Contract demand for pipelines system access (terajoules/day)	**5,143**	5,032	4,830	4,606	4,599
Power Generation					
Purchase of property, plant and equipment	**49.3**	51.1	42.7	87.4	152.7
Generating capacity operated (megawatts)	**4,840**	4,840	4,840	4,840	4,409
Generating capacity owned (megawatts)	**2,687**	2,695	2,695	2,695	2,411
Availability (%)	**91.6**	93.0	92.5	91.9	90.4
Global Enterprises					
Purchase of property, plant and equipment	**62.6**	14.2	11.9	14.5	15.5
Natural gas processed (Mmcf/day)	**478**	480	476	427	399
Natural gas gathering lines (kilometres)	**1,000**	1,000	1,000	1,000	1,000
Industrials					
Purchase of property, plant and equipment	**75.1**	48.2	64.9	57.4	22.7
Workforce housing lease fleet (units in thousands)	**2.3**	2.4	2.7	2.3	1.9
Workforce housing lease fleet utilization (%)	**86**	89	70	62	47
Space rental lease fleet (units in thousands)	**11.2**	9.0	7.8	6.2	5.2
Space rental lease fleet utilization (%)	**83**	85	87	84	80

(1) Effective May 2004, with the transfer of the retail energy supply businesses, ATCO Gas' existing sales service customers became transmission service customers.

(2) Degree days - Edmonton - are defined as the difference of the mean daily temperature from 14.5 degrees Celsius.

(3) Degree days - Calgary - are defined as the difference of the mean daily temperature from 15.5 degrees Celsius.

ATCO GROUP

ORGANIZATION CHART



ATCO LTD.
CANADIAN UTILITIES LIMITED
CU INC.
ATCO POWER LTD.
ATCO MIDSTREAM LTD.
ATCO I-TEK INC.
ATCO STRUCTURES INC.
ATCO GAS
ATCO PIPELINES
CU WATER LIMITED
ALBERTA POWER (2000) LTD.
ATCO ELECTRIC LTD.
THE YUKON ELECTRICAL COMPANY LIMITED
NORVEN HOLDINGS INC.
NORTHLAND UTILITIES ENTERPRISES LTD.
NORTHLAND UTILITIES (YELLOWKNIFE) LIMITED
NORTHLAND UTILITIES (NWT) LIMITED
ATCO ENERGY SOLUTIONS LTD.
ATCO POWER CANADA LTD.
ATCO POWER GENERATION LTD.
THAMES POWER LIMITED
BARKING POWER LIMITED
ATCO POWER AUSTRALIA PTY LTD.
ASHCOR TECHNOLOGIES LTD.
ATCO FRONTEC CORP.
ATCO TRAVEL LTD.
ATCO STRUCTURES PTY LTD.
ATCO STRUCTURES (USA) INC.
ATCO STRUCTURES UK LTD.
TECNO FAST ATCO S.A.
ATCO NOISE MANAGEMENT LTD.
ATCO INVESTMENTS LTD.
ATCO RESOURCES LTD.

Effective January 24, 2008, ATCO Utility Services Ltd. changed its name to ATCO Energy Solutions Ltd.

DIRECTORS

William L. Britton, Q.C.
Vice Chairman of the Board
ATCO Ltd.

Bertrand P. Collomb
Honorary Chairman, Lafarge S.A.

Brian P. Drummond
Corporate Director

Basil K. French
President, Karusel Management Ltd.

Rt. Hon. Donald F. Mazankowski
P.C., O.C., A.O.E., D.Eng., LL.D.
Corporate Director and Business Consultant

Helmut M. Neldner
Corporate Director

Nancy C. Southern
President & Chief Executive Officer
ATCO Ltd.

Ronald D. Southern,
C.B.E., C.C., LL.D.
Chairman of the Board of Directors
ATCO Ltd.

Lodewijk C. van Wachem, K.B.E.
Chairman of the Board
Global Crossing and
Maersk Holding BV

Charles W. Wilson
Lead Director

OFFICERS

Ronald D. Southern
Chairman of the Board

William L. Britton
Vice Chairman of the Board

Nancy C. Southern
President & Chief Executive Officer

Siegfried W. Kiefer
Managing Director, Utilities &
Chief Information Officer

Michael M. Shaw
Managing Director,
Global Enterprises

Richard (Dick) H. Walthall
Managing Director,
Power Generation

Karen M. Watson
Senior Vice President &
Chief Financial Officer

Susan R. Werth
Senior Vice President &
Chief Administration Officer

D. Terrence Davis
Vice President, Internal Audit &
Risk Management

Owen G. Edmondson
Vice President,
Business Development Finance

Ian D. Hargrave
Vice President, Project Development

Erhard M. Kiefer
Vice President, Human Resources

Paul G. Wright
Vice President, Finance & Controller

Charles S. McConnell
Treasurer

Patricia (Pat) Spruin
Corporate Secretary

Carol Gear
Assistant Corporate Secretary

PRESIDENTS OF PRINCIPAL OPERATING SUBSIDIARIES

Richard (Rick) J. Brouwer
President, ATCO Power Ltd.

Kevin J. Cumming
President, ATCO Midstream Ltd.

Jerome F. Engler
President, ATCO Gas

Roberta (Bobbi) L. Lambright
President, ATCO I-Tek Inc.

Robert (Bob) J. Myles
President, ATCO Pipelines

Sett F. Policicchio
President, ATCO Electric Ltd.

Boris I. Rassin
President, ATCO Noise
Management Ltd.

Joseph (Joe) J. Schnitzer
President, ASHCOR
Technologies Ltd.

Michael M. Shaw
President, ATCO Structures Inc.

Harry G. Wilmot
President, ATCO Frontec Corp.


ATCO
GROUP

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

MAY 14, 2008

Table of Contents

ATCO

Dear Share Owner:

We are pleased to invite you to attend the annual meeting of share owners of ATCO Ltd. to be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Wednesday, May 14, 2008.

Your meeting materials are enclosed. If you are an owner of Class II Voting Shares and are unable to attend the meeting, please complete and sign the proxy and return it in the envelope provided for that purpose. Alternatively, registered shareholders may submit a form of proxy by fax, telephone or via the internet. We would also encourage all owners of Class I Non-Voting Shares to attend the meeting.

We hope you will join us after the meeting for some light refreshments.

Sincerely,



R.D. Southern
Chairman of the Board



N.C. Southern
President & Chief Executive Officer

Calgary, Alberta
March 3, 2008

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ATCO Ltd. will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Wednesday, May 14, 2008, for the following purposes:

(a) to receive the consolidated financial statements for the year ended December 31, 2007, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor;

(d) to transact such other business as may properly come before the meeting or any adjournment thereof.

Holders of Class I Non-Voting Shares or Class II Voting Shares may attend the meeting, but only the holders of Class II Voting Shares are entitled to vote at the meeting or to appoint proxyholders.

Holders of Class II Voting Shares who are unable to attend the meeting in person may vote by proxy. A form of proxy should be completed and returned in the prepaid envelope provided to CIBC Mellon Trust Company, to be received by ATCO Ltd., c/o CIBC Mellon Trust Company, not later than 5:00 p.m. Eastern Daylight Time on Monday, May 12, 2008.

Alternatively, registered shareholders may submit a form of proxy by fax, telephone or via the internet. Instructions are set out on the reverse of the form of proxy and are contained in the Management Proxy Circular.

By order of the Board of Directors.



P. Spruin
Corporate Secretary

Calgary, Alberta
March 3, 2008

ATCO

MANAGEMENT PROXY CIRCULAR

SECTION 1 VOTING INFORMATION

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation by the management of ATCO LTD. (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation, and at any adjournment thereof, for the purposes set forth in the accompanying notice. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. **A shareholder entitled to vote at the meeting has the right to appoint a person or company to represent the shareholder at the meeting other than the persons designated in the accompanying form of proxy.** This right may be exercised either by striking out the names of the persons designated in the accompanying form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy. A shareholder desiring to be represented at the meeting by a proxyholder must deposit a proxy with the Corporation at the address set forth in the accompanying notice not later than 5:00 p.m. Eastern Daylight Time on Monday, May 12, 2008.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporation, c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or any adjournment thereof.

Exercise of Discretion by Proxyholders

The shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such instructions, all of such Class II Voting Shares will be voted in favour of the election of the directors and the appointment of the auditor.** The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the notice of the meeting and other matters that may properly come before the meeting. The management of the Corporation is not aware of any amendments or other matters. If any such amendments or matters should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

Class II Voting Shares and Principal Holders

The Class II Voting Shares of the Corporation are the only shares entitled to be voted at the meeting. As at March 3, 2008, there were 6,917,068 Class II Voting Shares outstanding. Each Class II Voting Share entitles the holder thereof to one vote at the meeting.

The record date for the meeting is March 25, 2008. Holders of Class II Voting Shares whose names are entered in the applicable register at the close of business on that date will be entitled to receive notice of and to attend and vote at the meeting, provided that if a shareholder transfers the ownership of any shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the meeting, to be included in the list of shareholders eligible to vote at the meeting, then such transferee will be entitled to vote those shares at the meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, controls or directs shares of the Corporation carrying 10% or more of the votes attached to any class of voting securities of the Corporation is R.D. Southern. R.D. Southern beneficially owns 2,000 Class II Voting Shares of the Corporation and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 5,723,760 Class II Voting Shares. These combined shareholdings represent 82.8% of the outstanding Class II Voting Shares.

Each Class II Voting Share may be converted into one Class I Non-Voting Share at the shareholder's option. If

(i) an offer to purchase Class II Voting Shares is made to all holders of Class II Voting Shares,

(ii) at the same time an offer to purchase Class I Non-Voting Shares on the same terms and conditions is not made to the holders of Class I Non-Voting Shares, and

(iii) if holders of more than 50% of the Class II Voting Shares accept the offer,

then the Class I Non-Voting Shares shall be entitled to the same voting rights as the Class II Voting Shares. The Class I Non-Voting and Class II Voting Shares rank equally in all other respects.

Class I Non-Voting Shares

The holders of the Class I Non-Voting Shares of the Corporation may attend and participate in discussions at the meeting, but are not entitled to vote at the meeting. **The holders of Class I Non-Voting Shares have no right to participate if a takeover bid is made for the Class II Voting Shares.**

Voting by Non-Registered Shareholders

Voting shareholders who do not hold their shares in their own name ("non-registered shareholders") may have their shares voted at the meeting by providing voting instructions to their nominee, which is usually a trust company, broker or other financial institution. Nominees will typically seek voting instructions by sending with this circular a voting instruction form instead of a form of proxy. A voting instruction form can be used only to provide voting instructions to a non-registered shareholder's nominee. Every nominee has its own signing and return instructions, which non-registered shareholders must follow to ensure that their shares are voted at the meeting.

Alternatively, non-registered shareholders may attend the meeting and vote their shares as proxyholder by entering their own name in the space provided on the voting instruction form supplied by their nominee and following the signing and return instructions. Non-registered shareholders who follow this procedure will be recognized at the meeting as proxyholders and will be permitted to vote their shares in that capacity.

For additional information please refer to Schedule C: Questions and Answers on Voting and Proxies at the back of this circular.

SECTION 2 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the year ended December 31, 2007, along with the auditor's report, will be placed before the meeting. Copies of the financial statements may be obtained from the Corporate Secretary upon request and will be available at the meeting. The statements are also available on the Corporation's website at www.atco.com and on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

As recommended by the Corporate Governance – Nomination, Compensation and Succession Committee ("GOCOM"), the management of the Corporation is pleased to propose the nomination of the persons named below for election to the board of directors. The persons named in the accompanying form of proxy intend to vote in favour of the election of the nominees as directors. Each director elected intends to hold office until the next annual meeting of shareholders of the Corporation.

All of the nominees, with the exception of Mr. Booth, are currently directors and have been for the periods indicated. Mr. Booth is a partner in the law firm that is the Corporation's legal counsel and, if elected, will not be an independent director of the Corporation.

Information regarding each of the nominees is provided in the following tables.

Nominees for Election to the Board of Directors



Robert T. Booth
Age: 55
Calgary, AB Canada
New Nominee[1]

Mr. Booth is a partner in the law firm Bennett Jones LLP, based in Calgary, Alberta, and has an extensive background in energy and natural resource law. A member of the Law Society of Alberta and the Canadian Bar Association, Mr. Booth obtained a Bachelor of Engineering degree from the Royal Military College of Canada, Kingston, Ontario, and an LLB from Dalhousie University, Halifax, Nova Scotia. He has served as a director of the Canadian Petroleum Law Foundation and the Canadian Defense and Foreign Affairs Institute, and is a Past President of the Royal Military Colleges Club of Canada.

Board/Committee Membership:	**Attendance:**		**Other Public Board/Committee Memberships:**		
			Company	Term	Committees
N/A	N/A	N/A	Canadian Utilities Limited	Since 1998	Risk Review

Securities Held:[3] [4]

ATCO Ltd.		**Canadian Utilities Limited**	
Class I Non-Voting	0	Class A non-voting	4,229
Class II Voting	0	Class B common	0

Nominees for Election to the Board of Directors (continued)



William L. Britton, Q.C.

Age: 73
Calgary, AB Canada
Director Since: 1975
Not Independent[1]
Meets share ownership guidelines[2]

Mr. Britton is Vice Chairman of the Board for ATCO Ltd. and Canadian Utilities Limited. He is also Chairman Emeritus and the past chairman and national managing partner of Bennett Jones LLP and a member of the Law Society of Alberta and the Canadian Bar Association. Mr. Britton is a director of Sentgraf Enterprises Ltd., Barking Power Limited, AKITA Drilling Ltd., Forest Oil Corporation, Denver Broncos Football Club, Hanzell Vineyards Ltd., Geary-Market Investment Company Ltd., and virtually all of the ATCO Group subsidiary companies.

Board/Committee Membership:	Attendance:	
Board of Directors	7 of 7	100%
Strategy Conference[5]	1 of 1	100%
GOCOM[6]	4 of 4	100%
Crisis Management (Chair)	2 of 2	100%

Other Public Board/Committee Memberships:

Company	Term	Committees
AKITA Drilling Ltd.	Since 1992	GOCOM[6]
Canadian Utilities Limited	Since 1980	GOCOM[6]
CU Inc.	Since 1999	-
Forest Oil Corporation	Since 1996	Nominating & Corporate Governance

Securities Held:[3] [4]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	31,099	Class A non-voting	16,455
Class II Voting	7,870	Class B common	0



Bertrand P. Collomb

Age: 65
Paris, France
Director Since: 1999
Independent[1]
Meets share ownership guidelines[2]

Mr. Collomb is the Honorary Chairman of Lafarge S.A., headquartered in Paris, France. Lafarge is a world leader in building materials, with 71,000 employees in 70 countries around the world. Mr. Collomb is a graduate of the École Polytechnique and the École des Mines in Paris and holds a French law degree and a PhD in Management. He has held several executive positions in Lafarge since 1975, including his appointment as Chairman and CEO in 1989. He became Chairman of the Board in 2003. Mr. Collomb is also on the Board of TOTAL S.A. and DuPont. He is a director of the International Accounting Standards Foundation and Chairman of the French Institute for Studies in Science and Technology and the French Institute of International Relations. He is also a member of the Institut de France.

Board/Committee Membership:	Attendance:	
Board of Directors	5 of 7	71%
Strategy Conference[5]	1 of 1	100%

Other Public Board/Committee Memberships:

Company	Term	Committees
DuPont	Since 2007	Environmental Policy
Lafarge S.A. (Hon. Chair)	Since 1989	Strategy and Development
TOTAL S.A.	Since 1994	Nominating and Compensation

Securities Held:[3] [4]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	5,340	Class A non-voting	0
Class II Voting	400	Class B common	0

Nominees for Election to the Board of Directors (continued)



Brian P. Drummond

Age: 77
Montreal, QC Canada
Director Since: 1968
Independent[1]
Meets share ownership guidelines[2]

Mr. Drummond is a founding director of the Corporation. Most recently he was Vice Chairman, Richardson Greenshields of Canada Limited. He was also previously President and Chairman of the Executive Committee of Greenshields Incorporated. Mr. Drummond is a director and member of the Executive Committee of the McGill University Health Centre Foundation and is a director of the Montreal General Hospital Foundation. He is a past Chairman of the Investment Dealers Association of Canada and the Montreal Exchange. Mr. Drummond is a member of the Investment Committee of the Canadian Medical Protective Association.

Board/Committee Membership:	Attendance:	
Board of Directors	6 of 7	86%
Strategy Conference[5]	1 of 1	100%
Audit	5 of 5	100%
GOCOM[6]	4 of 4	100%
Risk Review	2 of 2	100%

Other Public Board/Committee Memberships:

Company	Term	Committees
Canadian Utilities Limited	Since 1997	GOCOM[6] Pension Fund

Securities Held:[3] [4]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	18,212	Class A non-voting	17,533
Class II Voting	7,800	Class B common	0



Basil K. French

Age: 74
Calgary, AB Canada
Director Since: 1982
Independent[1]
Meets share ownership guidelines[2]

Mr. French is the President of Karusel Management Ltd., a Calgary based company specializing in management consulting and property management. Prior to the establishment of Karusel Management, Mr. French was with the firms of Buchanan, Barry, Miller and French Chartered Accountants and Price Waterhouse & Co.

Board/Committee Membership:	Attendance:	
Board of Directors	7 of 7	100%
Strategy Conference[5]	1 of 1	100%
Audit	5 of 5	100%
GOCOM[6]	4 of 4	100%
Risk Review	2 of 2	100%
Crisis Management	2 of 2	100%

Other Public Board/Committee Memberships:

Company	Term	Committees
Canadian Utilities Limited	Since 1981	Audit Risk Review
CU Inc.	Since 1999	Audit (Chair)

Securities Held:[3] [4]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	17,671	Class A non-voting	5,342
Class II Voting	5,800	Class B common	700
		Series W Second Preferred	500
		Series X Second Preferred	2,000

Nominees for Election to the Board of Directors (continued)



Rt. Hon. Donald F. Mazankowski, P.C., O.C., A.O.E., D. Eng., LL.D.

Age: 72
Sherwood Park, AB Canada
Director Since: 1999
Independent(1)
Meets share ownership guidelines(2)

Rt. Hon. Don Mazankowski became a business consultant following his retirement from federal politics in 1993. He was first elected to the House of Commons in 1968 and served as a Member of Parliament for Vegreville. In 1986, he was appointed Deputy Prime Minister and Government House Leader and President of the Queen's Privy Council. In July 2000, he was appointed an Officer of the Order of Canada, and in October 2003, he was appointed to The Alberta Order of Excellence. Mr. Mazankowski is also a senior advisor with Gowling, Lafleur, Henderson LLP, Barristers and Solicitors. He is a past member of the board of governors of the University of Alberta and is past chairman of the Institute of Health Economics.

Board/Committee Membership:	Attendance:	
Board of Directors	7 of 7	100%
Strategy Conference(5)	1 of 1	100%

Other Public Board/Committee Memberships:

Company	Term	Committees
Canadian Oil Sands Limited	Since 2002	Corporate Governance & Compensation
Power Corporation Of Canada	Since 1996	Executive
Power Financial Corporation	Since 1996	-
Great-West Lifeco Inc.	Since 1994	Executive Investment
IGM Financial Inc.	Since 1994	Executive Investment Audit (Chair)
Shaw Communications Inc. (Lead Dir.)	Since 1994	Corporate Governance & Nominating (Chair)
Weyerhaeuser Co.	Since 1997	International (Chair) Audit
Yellow Pages Group Co.	Since 2003	Human Resources & Compensation

Securities Held:(3) (4)

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	4,271	Class A non-voting	14,000
Class II Voting	1,000	Class B common	1,300



Helmut M. Neldner

Age: 69
Westerose, AB Canada
Director Since: 1997
Independent(1)
Meets share ownership guidelines(2)

Mr. Neldner has extensive experience in the telecommunications industry and is the former President & Chief Executive Officer of AGT and TELUS Corporation. He started his career with AGT in 1964 and later served as Vice President, Finance and Vice President, Corporate Planning and Engineering before retiring as President & Chief Executive Officer of TELUS Corporation in 1994.

Board/Committee Membership:	Attendance:	
Board of Directors	7 of 7	100%
Strategy Conference(5)	1 of 1	100%
Audit	5 of 5	100%
GOCOM(6) (Chair)	4 of 4	100%
Risk Review (Chair)	2 of 2	100%

Other Public Board/Committee Memberships:

Company	Term	Committees
Canadian Utilities Limited	Since 1991	Audit GOCOM(6) (Chair) Risk Review (Chair) Pension Fund (Chair)
CU Inc.	Since 2000	Audit

Securities Held:(3) (4)

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	16,871	Class A non-voting	4,942
Class II Voting	0	Class B common	0

Nominees for Election to the Board of Directors (continued)



Nancy C. Southern

Age: 51
Calgary, AB Canada
Director Since: 1989
Not Independent[1]
Meets share ownership guidelines[2]

Nancy Southern was appointed President & Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited on January 1, 2003. Previously, she was Co-Chairman & Chief Executive Officer from 2000 until 2003, Deputy Chief Executive Officer from 1998 until 2000, and Deputy Chairman from 1996 until 1998. Ms. Southern has full responsibility for executing strategic direction and the ongoing operations of the Corporation, reporting to the Board of Directors. She is currently a director of Canadian Utilities Limited and serves on the Boards of all the ATCO Group subsidiary companies. She is also a director of the Bank of Montreal, AKITA Drilling Ltd., and Sentgraf Enterprises Ltd. Ms. Southern is a member of The Business Council, a U.S. based association of Chief Executive Officers representing a broad range of global businesses.

Board/Committee Membership:	Attendance:		Other Public Board/Committee Memberships:		
			Company	Term	Committees
Board of Directors Strategy Conference[5]	7 of 7 1 of 1	100% 100%	AKITA Drilling Ltd. Canadian Utilities Limited Bank of Montreal CU Inc.	Since 1992 Since 1990 Since 1996 Since 1999	- - Risk Review Pension Fund Society -

Securities Held:[3] [4]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	67,529	Class A non-voting	1,850
Class II Voting	21,300	Class B common	2,500



Ronald D. Southern, C.B.E., C.C., LL.D.

Age: 77
Calgary, AB Canada
Director Since: 1963
Not Independent[1]
Meets share ownership guidelines[2]

Ron Southern is Chairman of the Board of ATCO Ltd. and Canadian Utilities Limited. Together with his late father, S.D. Southern, Mr. Southern founded ATCO Group in 1947 and served as ATCO's President for 48 years. He is credited with transforming the Corporation to what it is today — a corporation with assets of $8.0 billion and employing more than 7,800 people. Mr. Southern also serves as Chairman of Sentgraf Enterprises Ltd. and Deputy Chairman of AKITA Drilling Ltd. Some of Mr. Southern's many distinctions include: Commander of the Order of the British Empire, 1995; Officer of the Order of Orange-Nassau, 2006; Companion of the Order of Canada, 2007.

Board/Committee Membership:	Attendance:		Other Public Board/Committee Memberships: [8]		
			Company	Term	Committees
Board of Directors Strategy Conference[5]	7 of 7 1 of 1	100% 100%	AKITA Drilling Ltd. (Deputy Chair) Canadian Utilities Limited (Chair) CU Inc. (Chair)	Since 1992 Since 1977 Since 1999	- - -

Securities Held:[3] [4]

ATCO Ltd. [7]		Canadian Utilities Limited	
Class I Non-Voting	12,287,315	Class A non-voting	256,104
Class II Voting	5,725,760	Class B common	144,804
		Series W Second Preferred	320,000
		Series X Second Preferred	120,000

Nominees for Election to the Board of Directors (continued)



Lodewijk C. van Wachem, K.B.E.

Age: 76
Wassenaar, Netherlands
Director Since: 1993
Independent[1]
Meets share ownership guidelines[2]

Mr. van Wachem is currently Chairman of the Board of Global Crossing and Maersk Holding BV. He graduated from Delft University of Technology in the Netherlands and joined the Royal Dutch Shell Group in 1953, working in Latin America, Africa, the Far East and Europe. He became a director of Royal Dutch Shell Group in 1977, President in 1982 and Chairman of the Committee of Managing Directors in 1985. He served in that capacity until 1992, when he was appointed Chairman of the Supervisory Board of the Royal Dutch Petroleum Company and he held this position until July 2002. Mr. van Wachem was the Chairman of the Supervisory Board of Royal Philips Electronics N.V. and Chairman of the Board of Zurich Financial Services until April 2005. Mr. van Wachem holds the following distinctions: Hon. CBE 1977; Knight, Order of the Netherlands Lion, 1981; Hon. KBE 1988; Commander, Order of Orange-Nassau, 1990; Hon. Citizen of Singapore, 2004.

Board/Committee Membership:	Attendance:		Other Public Board/Committee Memberships:		
			Company	Term	Committees
Board of Directors Strategy Conference[5]	7 of 7 1 of 1	100% 100%	Global Crossing Limited (Chair)	Since 2003	Nominating and Corporate Governance

Securities Held:[3] [4]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	52,433	Class A non-voting	4,000
Class II Voting	0	Class B common	0



Charles W. Wilson

Age: 68
Evergreen, CO, USA
Director Since: 2002
Independent[1]
Meets share ownership guidelines[2]

Mr. Wilson is Lead Director for the Board of ATCO Ltd. Mr. Wilson is a former President, Chief Executive Officer and director of Shell Canada Limited and a former President and director of Shell Investments Limited (Canada). Mr. Wilson graduated from the University of New Mexico with his MSc in Engineering and held several senior executive positions in refining and marketing, chemical, oil and gas production and corporate planning during his career at Shell.

Board/Committee Membership:	Attendance:		Other Public Board/Committee Memberships:		
			Company	Term	Committees
Board of Directors Strategy Conference[5] Audit (Chair) GOCOM[6] Risk Review	7 of 7 1 of 1 5 of 5 4 of 4 2 of 2	100% 100% 100% 100% 100%	AKITA Drilling Ltd. Canadian Utilities Limited Big Rock Brewery Income Trust Talisman Energy Inc.	Since 2002 Since 2000 Since 1999 Since 2002	GOCOM[6] Audit Risk Review Corporate Governance Audit Executive Reserves

Securities Held:[3] [4]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	8,869	Class A non-voting	10,942
Class II Voting	0	Class B common	0

(1) "Independent" refers to the determination of whether a director is independent as that term is defined in Multilateral Instrument 52-110 *Audit Committees*. See Schedule A: Corporate Governance Disclosure, Section 1. If elected, Mr. Booth will not be independent.

(2) Within five years of being appointed to the Board of the Corporation, directors should directly or indirectly own shares of the Corporation having an aggregate fair market value of at least $150,000. This ownership is to be maintained for the duration the director remains on the Board. Effective February 20, 2008, the requirement has been revised to 1.5 times the annual board retainer.

(3) The number of shares beneficially owned, or over which control or direction is exercised by the director, as of March 3, 2008.

(4) The information as to shares beneficially owned or controlled has been furnished by the nominees. Shares purchased under the director share purchase plan are included and provided by the Corporation.

(5) The directors annually attend a comprehensive four to five-day strategy conference.

(6) Corporate Governance – Nomination, Compensation and Succession Committee.

(7) An associate of R.D. Southern, other than Sentgraf Enterprises Ltd., owns 3,296 Class I Non-Voting and 1,648 Class II Voting Shares of the Corporation. Shares held by this associate are not included in the shareholdings of R.D. Southern.

(8) Canadian Airlines Corporation filed for protection under the Companies' Creditors Arrangement Act within one year after R.D. Southern resigned as a director.

Board of Directors

The Board generally meets five times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere which encourages participation and independence. In addition to regularly scheduled Board and committee meetings, the directors annually attend a comprehensive four to five-day strategy session. Round table discussion sessions and director briefings are also held throughout the year. Each director's meeting attendance is disclosed on pages 3 through 8. The Board mandate, attached to this proxy circular as Schedule B, outlines the roles and responsibilities of the Board. The mandate is also available on the Corporation's website at www.atco.com.

The Corporation's operations are conducted through its principal operating subsidiaries, and each subsidiary is assigned to one of four business group boards: Power Generation, Utilities, Energy Services & Technologies, and Industrials & Logistics. Directors of the Corporation may sit on a business group board, and there are 14 other outside directors who are not directors of the Corporation. These individuals provide independent advice regarding the operations of the principal operating subsidiaries within their business groups and gain experience with respect to the roles and responsibilities of public company directors.

Directors' Attendance

All directors are expected to attend meetings of the Board and the committees on which they serve. However, there may, from time to time, be extenuating circumstances for directors not attending meetings, especially for directors in positions of leadership in other corporations, particularly when they are in the process of assuming new positions or involved in major undertakings. It is also understood that directors may have, on occasion, family bereavement or health issues. The Corporation is supportive and understanding of such circumstances. When a director's attendance is deemed to be unsatisfactory, interviews are conducted by each of the Chairman and the Lead Director during which a clear understanding of the Corporation's expectations for attendance is formally communicated to assure significant improvement and optimal attendance in subsequent reporting periods.

Compensation of Directors

The following table sets forth the annual retainers and attendance fees paid to members of the Board during 2007:

Directors' Remuneration	($)
Annual Retainers	
Director	110,000
Chairman of the Board	175,000
Vice Chairman of the Board	50,000
Lead Director	30,000
Audit Committee Chair	15,000
Audit Committee Members	5,000
Corporate Governance - Nomination, Compensation and Succession Committee Chair	5,000
Risk Review Committee Chair	5,000
Meeting Fees	
Board Meeting, Strategy, Round Table, and Briefing Session	2,000
Meeting for routine administrative matters where nature of discussion is brief	800
Committee Meeting	800

Note: The retainers for Vice Chairman, Lead Director, committee chairs and members are paid in addition to the annual director retainer of $110,000. The Chairman of the Board is paid one retainer of $175,000.

Effective May 15, 2008, the following new fees will take effect: director retainer $120,000, Audit Committee Chair $20,000, Audit Committee member $8,500, and committee attendance $1,500 per meeting.

Fees Paid to Individual Directors

The following table summarizes the cash compensation that was paid to the non-employee directors of the Corporation for the year ended December 31, 2007:

Name	Director Retainer ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)	Board Attendance Fee[4] ($)	Committee Attendance Fee[4] ($)	Other Fees[4] [5] ($)	Total Fees Paid ($)	Portion of Annual Retainer Applied to Share Purchase[6] (%)
W.L. Britton	160,000[1]	1,667	-	9,534	2,000	11,534	184,735	18%
B.P. Collomb	116,023[2]	-	-	8,000	-	8,000	132,023	39%
B.P. Drummond	110,000	5,000	3,333	9,000	5,600	4,000	136,933	50%
B.K. French	110,000	-	5,000	9,534	5,534	13,134	143,202	18%
D.F. Mazankowski	110,000	-	-	14,000	-	18,700	142,700	50%
H.M. Neldner	110,000	8,333	5,000	9,534	3,534	11,534	147,935	18%
R.D. Southern	175,000	-	-	9,534	-	7,067	191,601	n/a
L.C. van Wachem	116,023[2]	-	-	12,000	-	8,000	136,023	47%
C.W. Wilson	140,000[3]	10,000	1,667	11,000	6,000	23,734	192,401	18%
Total	1,147,046	25,000	15,000	92,136	22,668	105,703	1,407,553	

(1) Includes retainer for Vice Chairman of the Board.

(2) The director retainer for B.P. Collomb and L.C. van Wachem was U.S. $110,000.

(3) Includes retainer for Lead Director.

(4) Directors are paid $2,000 for each regularly scheduled meeting of the Board. For other Board and committee meetings, the directors are paid a maximum fee of up to $2,000 per day. For the directors that are on the committees of both ATCO Ltd. and Canadian Utilities Limited the fees are shared proportionately when meetings are held on the same day.

(5) Includes fees for attendance at the annual strategy conference, round table, operational overview, business plan sessions, and ad hoc committee meetings, business group board and designated audit director retainers and meeting fees, and fees paid to directors for attending Committee meetings as invitees.

(6) A minimum of $20,000 of an outside director's annual retainer is paid in Class I Non-Voting Shares of the Corporation. Directors have the option of receiving up to 50% of their annual retainer in Class I Non-Voting Shares. The Chairman of the Board is exempt from this requirement.

In addition to regular Board and committee meetings, the directors participate in an annual strategy conference, operational overviews, round tables and a business plan session.

From time to time, the Board forms ad hoc committees to undertake special initiatives. The chair and members of any such ad hoc committees receive such fees as may be determined when any such ad hoc committees are appointed. No ad hoc committees were formed in 2007.

Directors are reimbursed for travel and other expenses incurred for attendance at Board and committee meetings. Directors who are full-time salaried employees of the Corporation receive no remuneration for serving as a director.

D.F. Mazankowski, a director of the Corporation, has a consulting arrangement with Canadian Utilities Limited, a subsidiary of the Corporation. D.F. Mazankowski received $50,000 in 2007 pursuant to this arrangement.

Director Equity Ownership Interest

Within five years of being appointed to the Board of the Corporation, directors should directly or indirectly own shares of the Corporation having an aggregate fair market value of at least $150,000. Effective February 20, 2008, the requirement to own shares has been revised to 1.5 times the annual board retainer.

The following table sets out each non-employee director's common equity ownership in the Corporation and any changes in the ownership interest since March 1, 2007:

	Equity Ownership as at March 1, 2007		Equity Ownership as at March 3, 2008		Net Change in Equity Ownership			
Name	Class II Voting Shares	Class I Non-Voting Shares	Class II Voting Shares	Class I Non-Voting Shares	Class II Voting Shares	Class I Non-Voting Shares	Equity at Risk[1] ($)	Value at Risk as a Multiple of Annual Board Retainer
W.L. Britton	7,870	30,726	7,870	31,099	0	373	1,839,858	16.7
B.P. Collomb	400	4,509	400	5,340	0	831	271,255	2.3
B.P. Drummond	7,800	17,198	7,800	18,212	0	1,014	1,227,273	11.2
B.K. French	5,800	17,298	5,800	17,671	0	373	1,107,795	10.1
D.F. Mazankowski	1,000	3,245	1,000	4,271	0	1,026	248,883	2.3
H.M. Neldner	0	16,498	0	16,871	0	373	797,661	7.3
R.D. Southern[2]	5,725,760	12,098,326	5,725,760	12,287,315	0	188,989	849,768,685	4,855.8
L.C. van Wachem	0	51,404	0	52,433	0	1,029	2,479,032	21.4
C.W. Wilson	0	8,497	0	8,869	0	372	419,326	3.8
Total	5,748,630	12,247,701	5,748,630	12,442,081	0	194,380	858,159,768	

(1) Equity at Risk is shown as at March 3, 2008, and was the market value (determined by reference to the closing price of Class I Non-Voting Shares and Class II Voting Shares on the Toronto Stock Exchange) of the shares owned by the director and excludes preferred shares and options.

(2) Mr. Southern beneficially owns 2,000 Class II Voting Shares and 97,500 Class I Non-Voting Shares of the Corporation and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 5,723,760 Class II Voting Shares and 12,189,815 Class I Non-Voting Shares.

Director Option and Share Appreciation Rights Plans

Directors are currently eligible to receive grants of options and share appreciation rights under the Corporation's long-term incentive plans. There were no grants of options or share appreciation rights to non-employee directors in 2007. Effective August 1, 2008, non-employee directors will no longer be eligible to receive options.

A director who is not an employee of the Corporation exercised share appreciation rights during the year. The following table summarizes the incentives exercised:

Name	ATCO Ltd.	
	SARs Exercised (#)	**Aggregate Value Realized ($)**
R.D. Southern	100,000	3,649,000

Note: Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend on September 15, 2005.

Director Retirement

Any director who turns 70 years of age prior to the next annual meeting of shareholders is required to tender a letter of resignation to the Chairman of the Board. The Chairman of the Board together with the members of GOCOM will then evaluate whether to accept the resignation depending on the needs of the Board and circumstances of the Corporation at that time. If the resignation is not accepted it will be kept until such time as it is accepted by the Chairman. When the resignation is accepted it will become effective the day before the next annual meeting of shareholders.

The Corporation has undertaken to provide certain non-employee directors with a one-time retiring allowance calculated upon retirement as a director of the Corporation in accordance with the following table. This program was discontinued in November 2003 with the grandfathering of the following participants: B.P. Collomb, B.P. Drummond, D.F. Mazankowski, H.M. Neldner, L.C. van Wachem and C.W. Wilson. For purposes of the calculation of the retirement allowance, the annual retainer has been capped at $110,000.

Years of Service	Multiple of Annual Retainer
0 to 5	1
6 to 10	2
11 to 15	3
16 to 20	4
21 to 25	5
26 to 30	6
31 to 35	7
36 to 40	8

During 2007, no retiring allowances were paid.

Board Committees

The Board of the Corporation has four committees: the Audit Committee, Corporate Governance - Nomination, Compensation and Succession Committee, Risk Review Committee and Crisis Management Committee. The Board annually appoints committee members and reviews and approves the committee mandates. The Corporation does not have an executive committee. In addition, from time to time, ad hoc committees of the Board are appointed to consider matters such as related party transactions and other issues of importance to the Board and the Corporation.

Director	Board Committees			
	Audit	**GOCOM**	**Risk Review**	**Crisis Management**
W.L. Britton		X		Chair
B.P. Drummond	X	X	X	
B.K. French	X	X	X	X
H.M. Neldner	X	Chair	Chair	
C.W. Wilson	Chair	X	X	

All Committee Chairs provide regular reports to the Board. Complete copies of the committee mandates are available on the Corporation's website at www.atco.com. The Audit Committee mandate is also disclosed in the Corporation's annual information form.

Audit Committee



Members: C.W. Wilson (Chair), B.P. Drummond, B.K. French and H.M. Neldner

The Audit Committee is comprised of four members. Each member is independent and financially literate within the meaning of these terms as defined in Multilateral Instrument 52-110 *Audit Committees.* The Committee has oversight responsibility for the Corporation's financial reporting. Its principal function is the review and recommendation to the Board of Directors of the annual financial statements, including management's discussion and analysis, the annual information form and the annual earnings press release. The Committee recommends the appointment of the Corporation's external auditor to the Board and is responsible for the compensation and oversight of the external auditor.

The Committee is also responsible for:

- Reviewing and approving the interim financial statements, management's discussion and analysis and earnings press releases;
- Ensuring adequate procedures are in place for the review and disclosure of financial information and periodically assessing the adequacy of such procedures;
- Ensuring the Corporation has implemented appropriate systems of internal control over financial reporting and that these systems are operating effectively;
- Ensuring the internal audit function has been effectively carried out and the internal auditor has adequate resources;
- Pre-approving all non-audit services provided by the external auditor;
- Reviewing and approving the Corporation's hiring policies regarding partners, employees and former partners and employees of the external auditor;
- Ensuring procedures have been established for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, auditing matters, fraud or theft;
- Ensuring disaster recovery plans are in place;
- Reviewing annually the adequacy of the Committee mandate; and
- Staying abreast of changes to accounting standards.

The Committee held five meetings in 2007. The Committee reviewed the financial statements and related materials, met with and received reports from the external auditor and recommended their appointment by shareholders, and received reports on internal control and anti-fraud measures. Other matters reviewed with the Committee at its meetings in 2007 included:

- Quarterly Director, Designated Audit Director and Disclosure Committee reports;
- Internal audit matters including the audit plan, plan status reports and staffing adequacy;
- Updates on the Internal Control Certification Program in response to new rules released by Canadian securities regulators;
- Updates on the adoption and implementation of International Financial Reporting Standards;
- Policies regarding the review of illegal or unethical accounting and auditing matters, disclosure, external auditor services and recruitment of external auditors; and
- Mandates of the Designated Audit Directors, management's Disclosure Committee and Internal Audit.

The Committee met quarterly with the external auditor without the presence of management. Separate in camera sessions were held with each of management and the internal auditor. Committee member only in camera sessions are held at the request of the chair or any member.

In November 2007, the Audit Committee reviewed its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended December 31, 2007.

Submitted by the members of the Audit Committee:

C.W. Wilson, Chair
B.P. Drummond
B.K. French
H.M. Neldner



Members: H.M. Neldner (Chair), W.L. Britton, B.P. Drummond, B.K. French and C.W. Wilson

The Corporate Governance – Nomination, Compensation and Succession Committee has five members, one of whom is not independent. The Committee is responsible for contributing to the effective stewardship of the Corporation by assisting the Board in its oversight of corporate governance, nomination, compensation and succession matters. The Committee reviews the mandates of the Board and its committees on an annual basis and is responsible for the disclosure respecting compensation and the basis on which performance is measured. The Committee reviews and determines the overall compensation program for all officers of the Corporation and its subsidiaries including base salary, short-term incentives, and long-term incentives. This process is outlined on page 19. The Committee also assesses the effectiveness of the Board, reviews the size and composition of the Board, and considers persons as nominees for directors.

The Committee held four meetings in 2007 with two of the meetings several days in length. During those meetings the Committee reviewed and made recommendations regarding the following:

- The Chief Executive Officer's performance, related annual bonus and base salary;
- Annual bonuses and base salaries of executive officers;
- Corporate targets and the Chief Executive Officer's objectives;
- Succession plans for the Chief Executive Officer and senior management;
- Amendments to compensation plans;
- Officer appointments;
- Strategies to attract, develop and retain employees;
- Corporate governance disclosure;
- Grants of stock options and share appreciation rights;
- Officers' supplemental pension plan;
- Board Committee, Board and individual director evaluation processes; and
- Directors' compensation.

The Committee also spent a significant amount of time on Board succession and recruitment. In addition, the Committee receives updates from legal counsel on recent developments in corporate governance and disclosure.

In camera sessions with independent committee members were held at each of the four meetings in 2007.

In February 2008, the Committee reviewed its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended December 31, 2007.

Submitted by the members of the Corporate Governance – Nomination, Compensation and Succession Committee:

H.M. Neldner, Chair
W.L. Britton
B.P. Drummond
B.K. French
C.W. Wilson

Risk Review Committee



Members: H.M. Neldner (Chair), B.P. Drummond, B.K. French and C.W. Wilson

The Risk Review Committee is comprised of four members. The Committee reviews risks that are identified as being significant to the Corporation as well as significant risks of its subsidiaries that could materially affect the Corporation's ability to achieve its strategic or operational objectives. The Committee is responsible for ensuring identified risks are appropriately addressed. The Committee is also responsible for ensuring there are adequate processes, policies, procedures and means to manage and mitigate identified risks. The Committee oversees the emergency response and disaster recovery plans.

The Committee is also responsible for ensuring that adequate systems are in place in the principal operating subsidiaries to monitor and comply with applicable environmental legislation and conform to industry standards. The Committee may request the internal auditor to review certain areas with respect to risk and may review financial policies with the Chief Financial Officer and recommend changes in light of current business conditions.

The Committee held two meetings in 2007 during which the following matters were reviewed:

- Potential risks including market, operational, funding and liquidity, regulatory and overall business risk;
- Reports from subsidiary Risk Management Committee meetings;
- Report on Risk Management Committee assessments by the internal auditor;
- Update on insurance coverage;
- Risk Management and Control Policy; and
- Risk Management Committee mandate.

During the year the Risk Review Committee received management presentations relating to the Corporation's Crisis Management and Communications Plan. The Director of Security for the Corporation also provided an overview of security measures employed by the Corporation.

The Risk Review Committee reviewed its mandate in November 2007. The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended December 31, 2007.

Submitted by the members of the Risk Review Committee:

H.M. Neldner, Chair
B.P. Drummond
B.K. French
C.W. Wilson

Crisis Management Committee



Members: W.L. Britton (Chair), B.K. French, K.M. Watson, S.R. Werth and E.M. Kiefer

The Crisis Management Committee has five members and is comprised of senior officers and directors of the Corporation. The Committee is responsible for the monitoring of an effective response to crisis situations that may affect the Corporation's employees, business affairs, the environment or the public.

The primary mandate of the Committee is to prepare a crisis management plan that ensures coordinated action in order to minimize danger to life, health and property from a crisis caused by human activity or natural disaster. The Committee Chair is responsible for ensuring the crisis management plan is functional and provides a quality framework for orderly, prioritized actions and decisions to minimize loss.

The Committee also acts as an active, coordinating advisory body should a crisis require implementation of the plan.

The Committee is responsible for ensuring that each principal operating subsidiary maintains emergency response plans as well as disaster recovery plans for all major aspects of its business.

The Committee held two meetings in 2007 and is satisfied that it has appropriately fulfilled its mandate for the year ended December 31, 2007.

Submitted by the members of the Crisis Management Committee:

W.L. Britton, Chair
B.K. French
K.M. Watson
S.R. Werth
E.M. Kiefer

Directors' and Officers' Liability Insurance

The Corporation and its affiliates have purchased insurance with an annual aggregate limit of $175,000,000 for such corporations and their directors and officers. The premium paid by the Corporation in the financial year ended December 31, 2007, was $1,005,000. No part of the premium was paid by a director or officer. The Corporation is responsible for the first $1,000,000 of any loss and there is no deductible in respect of claims against any director or officer.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.

Auditor's Fees

The aggregate fees incurred by the Corporation and its subsidiaries for professional services provided by PricewaterhouseCoopers LLP in 2007 and 2006 were as follows ($ millions):

	2007	2006
Audit	$2.1	$1.7
Audit Related	0.1	0.1
Tax	0.3	0.4
Other	0.2	0.0
	$2.7	$2.2

Representatives of PricewaterhouseCoopers LLP are planning to attend the annual meeting and will be available to respond to appropriate questions.

CORPORATE GOVERNANCE – NOMINATION, COMPENSATION AND SUCCESSION COMMITTEE PROCESS, INDEPENDENT ADVICE, AND DECISION MAKING

The Corporate Governance – Nomination, Compensation and Succession Committee ("GOCOM") reviews and determines the overall compensation program for all officers of the Corporation and its subsidiaries, including base salary, short-term incentives, and long-term incentives.

Committee Process

GOCOM recognizes the importance of maintaining sound governance practices for the administration of executive total rewards programs. To ensure GOCOM has the ability to effectively perform its responsibilities the following procedures are established:

1. GOCOM has in camera sessions at each meeting, four times per year, to address executive compensation items.
2. GOCOM reviews a tally sheet for all executives that includes a three-year history of base pay changes, incentive plan payments, discretionary payments, perquisites, share plan ownership and grants, and pension and benefits.
3. The granting of stock options and share appreciation rights generally occurs once per year during concurrent deliberation of Total Direct Compensation ("TDC"). TDC is defined as base pay plus target bonus and the expected value of long-term incentives.
4. GOCOM directs management to provide the initial analysis and commentary on its behalf on a range of compensation matters.
5. GOCOM reviews this material along with other information received from external advisers in its deliberations before considering and/or rendering decisions.
6. GOCOM has full discretion to adopt management recommendations or to alter them and to consult its own external advisers.

Independent Advice

GOCOM engages independent compensation consultants to undertake market competitive compensation analysis of executive positions, to provide information on current market practices, and to provide advice in the development of new or revision of existing elements of the executive compensation programs. GOCOM also engages independent legal advice on securities law and matters related to executive compensation.

Executive Compensation Advisory Services

GOCOM engaged the services of Towers Perrin to provide executive compensation consulting services during 2007. The mandate of the consultant was to undertake market comparisons, gather information on competitive compensation practices, and to provide advice on developing appropriate compensation programs for the Corporation's executive officers. The fees paid to Towers Perrin in 2007 for the consultant's services were approximately $750,000 for compensation, administration, benefits, and actuarial consulting services as well as published surveys and studies. Approximately $120,000 was incurred for direct executive compensation services. In 2007, Mercer provided the Corporation with non-executive compensation, benefit, and pension actuarial consulting services, and published surveys and studies. The fees paid for these services were approximately $350,000. GOCOM annually pre-approves the consulting services of Towers Perrin and Mercer.

GOCOM Decision-Making Criteria

GOCOM reviews and approves each individual executive's TDC annually. Several factors are considered in totality, together with any other considerations that are determined to be relevant, in making compensation decisions. These factors include:

1. Market data that shows how the executive is paid in relation to the market median (50th percentile) for base salary, short-term incentives and long-term incentives.

2. Individual performance measures that indicate the executive's demonstrated delivery of results and alignment to the values and direction of the Corporation, and further, the ability to develop and mentor other high-potential employees.

3. Business unit and corporate performance against a range of financial, operational excellence, people leadership, and long-term growth strategy targets.

EXECUTIVE COMPENSATION PROGRAM

Philosophy, Objectives and Principles

The Corporation's group-wide compensation philosophy is to provide "competitive pay for competitive performance". This philosophy is designed to closely align the interests of executives and shareholders, and to support the continued success of the Corporation. GOCOM approves compensation principles and objectives that ensure the achievement of this approach.

The objectives of the Corporation's executive compensation plan are as follows:

1. Attract, retain, and align to the Corporation's business objectives, talented executives in a highly competitive business environment.

2. Compensate executives in a way that creates sustained shareholder value by:

   - Ensuring all executives have an "at risk" component of total compensation that reflects their ability to influence business outcomes and financial performance;
   - Linking short-term incentives to prudent corporate performance and paying only in the event that prescribed targets and objectives are met or exceeded;
   - Aligning the performance of the executive to the strategic plan of the Corporation; and
   - Linking long-term incentives to sustainable profitable growth.

The Corporation's compensation principles are as follows:

1. Establish TDC, pension benefits and perquisites at the median of the relevant comparator markets.

2. Provide a significant portion of TDC based on corporate and individual performance which is to be paid only in the event that prescribed targets are met or exceeded.

3. Utilize relevant peer industries and companies that may be global, national or Alberta-based. Companies are either of a similar size and scope of operations or the data is adjusted to reflect the appropriate size and scope through linear regression analysis. Comparator company data is obtained from the Towers Perrin National Compensation Database, the Towers Perrin Energy Survey, the Mercer Benchmark Database, and the Mercer Petroleum Survey.

Comparator Groups Used For Market Competitiveness

Industry	Oil and gas, utilities, energy, general industry, technology, and capital intensive organizations.
Location	Alberta, national and global.
Relevance to ATCO Ltd.	Companies are selected based on their comparability to the Corporation's operations. For each subsidiary company the appropriate comparator group is established by industry and comparable size of operations using revenue, number of employees and market capitalization.

Executive Compensation Program Elements

Executive compensation consists of three main elements: base salary, short-term incentives (bonus), and long-term incentives (stock options and share appreciation rights). The percentage of TDC for each element is aligned with the executive's responsibilities and ability to influence business results. The target incentive amount for short-term and long-term incentives varies with an executive's performance and level of responsibility and is considered in conjunction with regular reviews of competitive practice. GOCOM may also award discretionary bonuses to reward executive officers for their contribution to especially notable accomplishments.

The following chart provides an overview of the executive compensation program elements and plans, the performance period, and the mix of fixed versus variable pay for the CEO and senior executive officers.

Elements of Executive Compensation

<table>
<tr><th rowspan="2">Element</th><th rowspan="2">Plan</th><th rowspan="2">Performance Period</th><th colspan="2">Pay Mix</th><th rowspan="2">Component of Total Direct Compensation</th><th rowspan="2">Type of Compensation</th></tr>
<tr><th>Senior Executives (Average)</th><th>CEO</th></tr>
<tr><td>Base Salary</td><td>Base Pay Program</td><td>1 year</td><td>56%</td><td>29%</td><td>Fixed</td><td rowspan="2">Annual</td></tr>
<tr><td>Target Short-Term Incentive</td><td>Executive Bonus Program</td><td>1 year</td><td>28%</td><td>17%</td><td rowspan="3">Variable</td></tr>
<tr><td>Stock Options</td><td>Stock Option Plan</td><td>Vesting over 5 years with 10 year term</td><td rowspan="2">16%</td><td rowspan="2">54%</td><td rowspan="2">Long Term</td></tr>
<tr><td>SARs</td><td>Share Appreciation Rights Plan</td><td>Vesting over 5 years with 10 year term</td></tr>
</table>

Base Salary

The base pay program provides a fixed level of income based on the market value of the position. All executive roles are matched to similar positions in the comparator group. Base salaries are targeted at the median (50th percentile); however, salaries up to the 75th percentile are provided to reward sustained individual performance which is above the expectations of the role. GOCOM may make adjustments in an individual's salary during the year based on changes in the executive's responsibilities.

Short-Term Incentive Plan

Executive performance is demonstrated through the achievement of objectives that are determined at the beginning of each calendar year. Financial, operational and individual performance measures are set each year. Operational measures are based on operational metrics at the business unit level, which reinforce the importance of operating efficiency, safety goals and other metrics that are relevant to the business unit. Financial targets are set by GOCOM each year, with a range of performance measures from threshold to target for each company. The final measure is the individual performance of the executive in contributing to the achievement of the Corporation's goals.

If the Corporation does not achieve threshold net earnings bonuses are not paid. If an individual business unit does not achieve its threshold net earnings, then bonuses are not paid to the employees or executives of that business unit. The bonus program also includes a provision that forfeits bonus payments to the employees and executives with direct accountability if an event causes a material re-statement of Management's Discussion & Analysis. This provision was created in 2007 and applies to all bonus-eligible employees and executives. It was added to ensure that internal management controls and audit requirements are met and followed throughout the Corporation.

The following chart provides the percentage range of bonus that is provided by achieving target or maximum performance on the performance metrics (either financial or operational metrics). There is a graduated scale for achieving performance above threshold to target that provides for partial payment of bonuses. There is no payment of bonuses for threshold or below threshold performance. This summary further indicates by executive level the targets set at the corporate level, the subsidiary level or a combination of both.

	As a % of Base Salary		Corporate Performance	Subsidiary Performance	
Executive Level	**Target Bonus**	**Maximum Bonus**	**Financial Metrics**	**Financial Metrics**	**Operational Metrics**
CEO	0 to 60%	61% to 120%	X		
Senior Executives					
Corporate	0 to 50%	51% to 100%	X		
Presidents - Subsidiaries	0 to 50%	51% to 100%	X	X	X
Executives					
Corporate	0 to 30% 0 to 40% 0 to 50%	31% to 60% 41% to 80% 51% to 100%	X		
Subsidiaries	0 to 30% 0 to 40% 0 to 50%	31% to 60% 41% to 80% 51% to 100%	X	X	X

Based on the achievement of 2007 performance targets, bonuses were awarded to the Named Executive Officers as shown in the tables on pages 24 to 28 and in the summary compensation table on page 30.

Long-Term Incentive Plans – Stock Options and Share Appreciation Rights

The long-term incentive plans are designed to reward sustainable profitable growth. GOCOM awards stock options and share appreciation rights on an ad hoc basis in conjunction with an analysis of each executive's TDC and individual performance.

The Corporation is authorized to grant options to purchase 5,100,000 Class I Non-Voting Shares (8.82% of the number of outstanding Class I Non-Voting and Class II Voting Shares). During 2007, 82,700 Class I Non-Voting Shares were issued on the exercise of options.

Long-Term Incentive Plan Specific Terms

GOCOM may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted options to purchase Class I Non-Voting Shares at an exercise price equal to the weighted average of the trading price of the shares on the TSX for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period are determined at the time of grant. Options are not assignable and cannot be converted into share appreciation rights. Options terminate on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than death, disability or retirement, in which case they terminate after two years. Effective August 1, 2008, non-employee directors will no longer be eligible to participate in the Corporation's stock option plan.

Share Appreciation Rights Plan

In addition to the stock option plan, the Corporation has a share appreciation rights plan. GOCOM may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted share appreciation rights based on the Class I Non-Voting Shares. The vesting provisions and exercise period, which cannot exceed ten years, are determined at the time of grant. The holder is entitled on exercise to receive a cash payment from the Corporation equal to any increase in the market price of the Class I Non-Voting Shares over the base value of the share appreciation rights exercised. The base value is equal to the weighted average of the trading price of the Class I Non-Voting Shares on the TSX for the five trading days immediately preceding the date of grant. Rights are not assignable and terminate on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than death, disability or retirement, in which case they terminate after two years.

Canadian Utilities Limited Stock Option Plan and Share Appreciation Rights Plan

Canadian Utilities Limited has a stock option plan under which 6,400,000 Class A non-voting shares are reserved for issuance in respect of options. The terms and conditions of the Canadian Utilities Limited stock option plan are the same as those of the Corporation's plan. Canadian Utilities Limited also has a share appreciation rights plan similar to the Corporation's plan.

Total Compensation Summary

Each Named Executive Officer's total compensation is provided in a table that includes a complete tally of their annual TDC, securities, other earnings and total compensation.

Named Executive Officers

	**Nancy C. Southern** Age: 51 Location: Calgary, AB Canada Years of Service: 18	Ms. Southern is President & Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited. In the role since January 1, 2003, Ms. Southern was previously Co-Chairman and Chief Executive Officer from 2000 to 2003, Deputy Chief Executive Officer from 1998 to 2000, and Deputy Chairman from 1996 until 1998. Ms. Southern has full responsibility for executing strategic direction and the ongoing operations of the Corporation, reporting to the Board of Directors. Under Ms. Southern's guidance as President & Chief Executive Officer, earnings have increased from $131.2 million in 2003 to $250.8 million in 2007. In addition, ATCO Group's total assets have grown from $6.5 billion in 2003 to approximately $8.0 billion in 2007.

Three Year Compensation

	Cash Compensation		Equity					
Year	**Base Salary**[(1)]	**Annual Incentive**	**Stock Option Grant Value**[(2)(3)]	**SAR Grant Value**[(2)(3)]	**Total Direct Compensation**	**Pension Service and Compensation Cost**	**All Other Compensation**[(4)]	**Total Compensation**
2007	1,000,000	1,200,000	542,452	542,452	3,284,904	925,183	15,000	4,225,087
2006	1,000,000	1,000,000	688,150	Nil	2,688,150	329,352	10,000	3,027,502
2005	1,000,000	1,000,000	1,477,300	1,477,300	4,954,600	801,733	Nil	5,756,333

(1) The amounts shown under base salary and annual incentive are the total consolidated salary and bonus of the Named Executive Officer of which 10% was paid by ATCO Ltd. and 90% was paid by Canadian Utilities Limited in 2007. In prior years shown, ATCO Ltd. paid 11% of the consolidated salary and bonus amounts and Canadian Utilities Limited paid 89%. On January 1, 2006, and January 1, 2007, base salary was not increased. Effective January 1, 2007, target annual incentive was increased to 60% with a 2 X multiplier for a maximum target of 120% of base salary if stretch targets are achieved.

(2) Grant values are determined by utilizing the binomial valuation methodology.

(3) Amounts represent the sum of ATCO Ltd. and Canadian Utilities Limited grant values.

(4) Represents the employer contribution to the Employee Share Purchase Plan.

	Aggregate Holdings and Value of ATCO Ltd. and Canadian Utilities Limited Options and SARs Held on December 31, 2007				**ATCO Ltd. and Canadian Utilities Limited Options and SARs Exercised during 2007**	
	Unexercised Options/SARs at December 31, 2007		Value of Unexercised In-the-Money Options/SARs at December 31, 2007			
	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
ATCO Ltd. Class I Non-Voting						
Options	296,000	204,000	9,671,160	4,082,240	Nil	Nil
SARs	82,000	178,000	2,415,750	3,931,300	Nil	Nil
Canadian Utilities Limited Class A non-voting						
Options	218,000	184,000	4,394,820	2,134,180	Nil	Nil
SARs	52,000	158,000	873,210	2,269,650	Nil	Nil

Note: Option and SAR figures have been adjusted to reflect the two-for-one stock split by way of stock dividend on September 15, 2005.

Named Executive Officers (continued)



Karen M. Watson

Age: 56

Location: Calgary, AB Canada

Years of Service: 30

Ms. Watson is Senior Vice President & Chief Financial Officer, responsible for Finance, Internal Audit, Accounting, Treasury, Taxation and Risk Management. Appointed to the role in 2004, Ms. Watson was previously the Vice President, Finance and Controller, an appointment which occurred in 2002. In 2007, Ms. Watson's direction and oversight contributed to strong earnings growth and the prudent management of expenses at ATCO Ltd. and across the ATCO subsidiary companies. Ms. Watson also directed the implementation of a number of changes to regulatory and accounting standards in 2007.

Three Year Compensation

	Cash Compensation		Equity					
Year	**Base Salary[1]**	**Annual Incentive**	**Stock Option Grant Value[2][3]**	**SAR Grant Value[2][3]**	**Total Direct Compensation**	**Pension Service and Compensation Cost**	**All Other Compensation[4]**	**Total Compensation**
2007	380,000	380,000	74,890	74,890	909,780	440,154	1,800	1,351,734
2006	330,000	345,000	68,815	68,815	812,630	265,924	1,200	1,079,754
2005	300,000	370,000	Nil	Nil	670,000	192,620	Nil	862,620

[1] The amounts shown under base salary and annual incentive are the total consolidated salary and bonus of the Named Executive Officer of which 10% was paid by ATCO Ltd. and 90% was paid by Canadian Utilities Limited in 2007. In prior years shown, ATCO Ltd. paid 11% of the consolidated salary and bonus amounts and Canadian Utilities Limited paid 89%.

[2] Grant values are determined by utilizing the binomial valuation methodology.

[3] Amounts represent the sum of ATCO Ltd. and Canadian Utilities Limited grant values.

[4] Represents the employer contribution to the Employee Share Purchase Plan.

	Aggregate Holdings and Value of ATCO Ltd. and Canadian Utilities Limited Options and SARs Held on December 31, 2007				**ATCO Ltd. and Canadian Utilities Limited Options and SARs Exercised during 2007**	
	Unexercised Options/SARs at December 31, 2007		Value of Unexercised In-the-Money Options/SARs at December 31, 2007			
	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
ATCO Ltd. Class I Non-Voting						
Options	11,700	7,800	392,242	102,648	Nil	Nil
SARs	7,200	9,800	216,447	165,438	Nil	Nil
Canadian Utilities Limited Class A non-voting						
Options	14,400	11,800	325,416	27,756	Nil	Nil
SARs	7,200	13,800	120,444	62,436	Nil	Nil

Note: Option and SAR figures have been adjusted to reflect the two-for-one stock split by way of stock dividend on September 15, 2005.

Named Executive Officers (continued)



Michael M. Shaw

Age: 53

Location: Calgary, AB Canada

Years of Service: 29

Mr. Shaw is Managing Director, Global Enterprises, responsible for industrial manufacturing, technology, logistics and energy services, which includes the ATCO Group subsidiary companies of ATCO Structures, ATCO Noise Management, ATCO Midstream, ATCO Frontec, ATCO I-Tek and ATCO Travel. Mr. Shaw is also President of ATCO Structures Inc., named to the role in 2006. Appointed Managing Director in 2004, Mr. Shaw directed record earnings in 2006 in the majority of Global Enterprises' companies. In 2007, record earnings were achieved in five of the six Global Enterprises' companies. In addition, ATCO Structures completed the largest project in its history in 2007 and achieved 25 percent total fleet growth worldwide.

Three Year Compensation

	Cash Compensation		Equity					
Year	**Base Salary**[1]	**Annual Incentive**	**Stock Option Grant Value**[2][3]	**SAR Grant Value**[2][3]	**Total Direct Compensation**	**Pension Service and Compensation Cost**	**All Other Compensation**	**Total Compensation**
2007	465,000	465,000	110,218	110,218	1,150,436	155,381	26,300[4]	1,332,117
2006	440,000	440,000	68,815	68,815	1,017,630	128,804	23,200[5]	1,169,634
2005	420,000	560,000	Nil	Nil	980,000	108,518	18,000[6]	1,106,518

[1] The amounts shown under base salary and annual incentive are the total consolidated salary and bonus of the Named Executive Officer of which 10% was paid by ATCO Ltd. and 90% was paid by Canadian Utilities Limited in 2007. In prior years shown, ATCO Ltd. paid 11% of the consolidated salary and bonus amounts and Canadian Utilities Limited paid 89%.

[2] Grant values are determined by utilizing the binomial valuation methodology.

[3] Amounts represent the sum of ATCO Ltd. and Canadian Utilities Limited grant values.

[4] Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension ($20,000) and the amount of the employer contribution to the Employee Share Purchase Plan ($6,300).

[5] Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension ($19,000) and the amount of the employer contribution to the Employee Share Purchase Plan ($4,200).

[6] Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension.

	Aggregate Holdings and Value of ATCO Ltd. and Canadian Utilities Limited Options and SARs Held on December 31, 2007				**ATCO Ltd. and Canadian Utilities Limited Options and SARs Exercised during 2007**	
	Unexercised Options/SARs at December 31, 2007		Value of Unexercised In-the-Money Options/SARs at December 31, 2007			
	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
ATCO Ltd. Class I Non-Voting						
Options	32,500	12,000	1,129,940	215,480	Nil	Nil
SARs	31,000	18,000	1,008,680	408,180	Nil	Nil
Canadian Utilities Limited Class A non-voting						
Options	32,500	19,000	741,650	93,340	Nil	Nil
SARs	31,000	25,000	598,760	203,690	Nil	Nil

Note: Option and SAR figures have been adjusted to reflect the two-for-one stock split by way of stock dividend on September 15, 2005.

Named Executive Officers (continued)

	**Siegfried W. Kiefer** Age: 49 Location: Calgary, AB Canada Years of Service: 25	Mr. Kiefer is Managing Director, Utilities, responsible for natural gas and electricity transmission and distribution, which includes the ATCO Group subsidiary companies of ATCO Gas, ATCO Electric, ATCO Pipelines, Northland Utilities, Yukon Electrical and CU Water. Mr. Kiefer is also Chief Information Officer, named to the role in 1998. Appointed Managing Director in 2004, Mr. Kiefer directed record growth and capital expenditure in 2006 at ATCO Gas, ATCO Electric, and ATCO Pipelines. In 2007, Utilities Group continued to set new records in capital growth, service levels, and safety performance. Significant achievements included ATCO Gas' one millionth customer and the approval of a 240-kilovolt, 226 kilometre transmission line in northwest Alberta.

Three Year Compensation

	Cash Compensation		Equity					
Year	Base Salary[1]	Annual Incentive	Stock Option Grant Value[2][3]	SAR Grant Value[2][3]	Total Direct Compensation	Pension Service and Compensation Cost	All Other Compensation[4]	Total Compensation
2007	465,000	465,000	149,779	149,779	1,229,558	184,507	6,600	1,420,665
2006	440,000	440,000	137,630	68,815	1,086,445	365,060	3,900	1,455,405
2005	390,000	440,000	Nil	Nil	830,000	182,962	Nil	1,012,962

(1) The amounts shown under base salary and annual incentive are the total consolidated salary and bonus of the Named Executive Officer of which 10% was paid by ATCO Ltd. and 90% was paid by Canadian Utilities Limited in 2007. In prior years shown, ATCO Ltd. paid 11% of the consolidated salary and bonus amounts and Canadian Utilities Limited paid 89%.

(2) Grant values are determined by utilizing the binomial valuation methodology.

(3) Amounts represent the sum of ATCO Ltd. and Canadian Utilities Limited grant values.

(4) Represents the employer contribution to the Employee Share Purchase Plan.

	Aggregate Holdings and Value of ATCO Ltd. and Canadian Utilities Limited Options and SARs Held on December 31, 2007				ATCO Ltd. and Canadian Utilities Limited Options and SARs Exercised during 2007	
	Unexercised Options/SARs at December 31, 2007		Value of Unexercised In-the-Money Options/SARs at December 31, 2007			
	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
ATCO Ltd. Class I Non-Voting						
Options	24,500	16,000	840,210	218,720	14,000[5]	532,920
SARs	11,000	18,000	337,480	351,940	Nil	Nil
Canadian Utilities Limited Class A non-voting						
Options	24,000	24,000	513,120	63,710	10,000[6]	253,950
SARs	11,000	26,000	188,860	162,700	Nil	Nil

(5) Represents the exercise of 14,000 options to acquire Class I Non-Voting Shares of the Corporation.

(6) Represents the exercise of 10,000 options to acquire Class A non-voting shares of Canadian Utilities Limited.

Note: Option and SAR figures have been adjusted to reflect the two-for-one stock split by way of stock dividend on September 15, 2005.

Named Executive Officers (continued)



Susan R. Werth

Age: 51

Location: Calgary, AB Canada

Years of Service: 27

Ms. Werth is Senior Vice President & Chief Administration Officer, responsible for Human Resources, Corporate Secretarial, Marketing and Communications, Security, Real Estate, Aviation and Administration. Appointed to the role in 2000, Ms. Werth was previously the Vice President, Administration, an appointment which occurred in 1995. Her direction and expertise supported ATCO Ltd.'s continued growth in 2007 by ensuring the efficient and most effective use of resources and assets. Ms. Werth also directed the successful implementation of many new programs in her areas of responsibility, particularly in human resources, where ATCO Ltd. is continuing to invest in human resources for the future.

Three Year Compensation

	Cash Compensation		Equity					
Year	Base Salary[1]	Annual Incentive	Stock Option Grant Value[2][3]	SAR Grant Value[2][3]	Total Direct Compensation	Pension Service and Compensation Cost	All Other Compensation[4]	Total Compensation
2007	360,000	360,000	74,890	74,890	869,780	287,547	900	1,158,227
2006	325,000	340,000	68,815	68,815	802,630	122,596	600	925,826
2005	310,000	360,000	Nil	Nil	670,000	110,996	Nil	780,996

(1) The amounts shown under base salary and annual incentive are the total consolidated salary and bonus of the Named Executive Officers of which 10% was paid by ATCO Ltd. and 90% was paid by Canadian Utilities Limited in 2007. In prior years shown, ATCO Ltd. paid 11% of the consolidated salary and bonus amounts and Canadian Utilities Limited paid 89%.
(2) Grant values are determined by utilizing the binomial valuation methodology.
(3) Amounts represent the sum of ATCO Ltd. and Canadian Utilities Limited grant values.
(4) Represents the employer contribution to the Employee Share Purchase Plan.

	Aggregate Holdings and Value of ATCO Ltd. and Canadian Utilities Limited Options and SARs Held on December 31, 2007				ATCO Ltd. and Canadian Utilities Limited Options and SARs Exercised during 2007	
	Unexercised Options/SARs at December 31, 2007		Value of Unexercised In-the-Money Options/SARs at December 31, 2007			
	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
ATCO Ltd. Class I Non-Voting						
Options	9,200	7,800	301,712	102,648	11,000[5]	316,860
SARs	7,200	9,800	216,447	165,438	Nil	Nil
Canadian Utilities Limited Class A non-voting						
Options	24,200	11,800	542,274	27,756	Nil	Nil
SARs	17,200	13,800	353,394	62,436	Nil	Nil

(5) Represents the exercise of 11,000 options to acquire Class I Non-Voting Shares of the Corporation.

Note: Option and SAR figures have been adjusted to reflect the two-for-one stock split by way of stock dividend on September 15, 2005.

Summary Compensation Table

The summary compensation table (page 30) sets out information concerning the compensation during the last three fiscal years of the Chief Executive Officer and the Chief Financial Officer of the Corporation and the three other executive officers of the Corporation and its subsidiaries employed at December 31, 2007, who had the highest individual aggregate salary and bonuses during 2007 (the "Named Executive Officers"). This information reflects all compensation received by the Named Executive Officers from the Corporation and its subsidiaries, including without limitation Canadian Utilities Limited and all of its subsidiaries, for their services as executive officers in all capacities.

Consolidated Total Compensation of Named Executive Officers

N.C. Southern, K.M. Watson, M.M. Shaw, S.W. Kiefer and S.R. Werth also served in 2007 in similar senior executive positions with Canadian Utilities Limited, a subsidiary of the Corporation. The salary and bonus amounts for these officers of ATCO Ltd. and Canadian Utilities Limited are determined annually on a consolidated basis.

These officers do not receive separate salaries, bonuses or pensions for serving both corporations. The amounts reported in this circular reflect the total compensation provided to these officers for their contribution to both corporations, and the expense is apportioned between ATCO Ltd. and Canadian Utilities Limited.

Formula for Apportionment of Salaries of Named Executive Officers

ATCO Ltd.'s share of the consolidated amount of total compensation is based on a number of considerations, including:

- The portion of the Corporation's consolidated assets that ATCO Ltd.'s assets represent (other than Canadian Utilities Limited);
- The estimated portion of each executive officer's time anticipated to be spent performing services as an executive officer of ATCO Ltd. and its subsidiaries other than Canadian Utilities Limited and its subsidiaries; and
- Decisions of the Alberta Utilities Commission.

For 2007, ATCO Ltd. paid 10% (11% in 2005 and 2006) of the consolidated salary and bonus amounts set out in the following table and Canadian Utilities Limited paid 90% (89% in 2005 and 2006) of these amounts.

Summary Compensation Table – Consolidated ATCO Ltd. and Canadian Utilities Limited

Name and Principal Occupation [1]	Year Ended Dec 31	Salary [2] ($)	Bonus [2] ($)	Other Annual Compensation [3] ($)	Securities Under Options/SARs Granted [4] [5] (#)	All Other Compensation ($)
N.C. Southern President & Chief Executive Officer	2007 2006 2005	1,000,000[2] 1,000,000[2] 1,000,000[2]	1,200,000[2] 1,000,000[2] 1,000,000[2]	Nil Nil Nil	60,000/60,000 100,000/Nil 400,000/400,000	15,000[6] 10,000[6] Nil
K.M. Watson Senior Vice President & Chief Financial Officer	2007 2006 2005	380,000[2] 330,000[2] 300,000[2]	380,000[2] 345,000[2] 370,000[2]	Nil Nil Nil	10,000/10,000 10,000/10,000 Nil/Nil	1,800[6] 1,200[6] Nil
M.M. Shaw Managing Director, Global Enterprises	2007 2006 2005	465,000[2] 440,000[2] 420,000[2]	465,000[2] 440,000[2] 560,000[2]	Nil Nil Nil	15,000/15,000 10,000/10,000 Nil/Nil	26,300[7] 23,200[8] 18,000[9]
S.W. Kiefer Managing Director, Utilities & Chief Information Officer	2007 2006 2005	465,000[2] 440,000[2] 390,000[2]	465,000[2] 440,000[2] 440,000[2]	Nil Nil Nil	20,000/20,000 20,000/10,000 Nil/Nil	6,600[6] 3,900[6] Nil
S.R. Werth Senior Vice President & Chief Administration Officer	2007 2006 2005	360,000[2] 325,000[2] 310,000[2]	360,000[2] 340,000[2] 360,000[2]	Nil Nil Nil	10,000/10,000 10,000/10,000 Nil/Nil	900[6] 600[6] Nil

(1) All Named Executive Officers hold the same offices for both ATCO Ltd. and Canadian Utilities Limited.

(2) The amounts shown under salary and bonus reflect the total consolidated salary and bonus of the Named Executive Officers of which 10% was paid by ATCO Ltd. and 90% was paid by Canadian Utilities Limited in 2007. In the prior years shown, ATCO Ltd. paid 11% of the consolidated salary and bonus amounts and Canadian Utilities Limited paid 89% of these amounts.

(3) The value of perquisites and other personal benefits received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total of his or her annual salary and bonus and therefore is reported as nil in accordance with National Instrument 51-102.

(4) Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend on September 15, 2005.

(5) Represents the aggregate number of options and SARs granted by the Corporation and Canadian Utilities Limited.

(6) Represents the employer contribution to the Employee Share Purchase Plan.

(7) Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension ($20,000) and the amount of the employer contribution to the Employee Share Purchase Plan ($6,300).

(8) Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension ($19,000) and the amount of the employer contribution to the Employee Share Purchase Plan ($4,200).

(9) Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension.

Amendments to the Stock Option Plan

At the Corporation's annual meeting of shareholders held on May 10, 2007, shareholders approved the following amendments to the stock option plan:

"The Board may, at any time, suspend or terminate the Plan. The Board may also at any time, without shareholder approval, add to or repeal any of the terms of the Plan or any Options and, without limiting the generality of the foregoing, may make the following changes, deletions, revisions or amendments ("amendments"):

(a) any amendment to the vesting provisions of the Plan or any Option;

(b) any amendment to the termination provisions of the Plan or any Option, provided that such amendment does not entail an extension beyond the expiry date of the Option as provided for in Sections 9 and 14;

(c) any amendment to the persons eligible to receive Options or otherwise relating to the eligibility of anyone to receive Options other than an amendment which would have the potential of broadening or increasing insider participation;

(d) any amendment with respect to the method or manner of exercise of any Option;

(e) any amendment of a "housekeeping" nature; and

(f) any other amendment that under the rules of the TSX (or such other stock exchange on which the Shares may be listed) does not require shareholder approval;

provided that no such addition, repeal, or amendment shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under the Plan without such Participant's consent.

This Section 21 is intended to provide the Board with the broadest scope of amendment powers permitted by the rules of the TSX (or such other stock exchange on which the Shares may be listed), as such rules may be amended from time to time;" and

"Notwithstanding Section 9, if the Option Period of an Option expires during or within ten (10) business days after a blackout period imposed by the Corporation under the ATCO Group Insider Trading Policy ("Blackout Period"), then the Option Period of such Option shall be extended to the date which is ten (10) business days after the last day of the Blackout Period, after which time such Option shall expire and terminate."

On February 20, 2008, the Board approved an amendment to the stock option plan whereby effective August 1, 2008, non-employee directors will no longer be eligible to receive grants of options under the plan. Any grants made to non-employee directors prior to August 1, 2008, will be grandfathered.

Equity Compensation Plan Information

Plan Category	**Number of Non-Voting Shares to be Issued Upon Exercise of Outstanding Options**	**Weighted Average Exercise Price of Outstanding Options**	**Number of Non-Voting Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Outstanding Options)**	**Total Number of Outstanding Non-Voting Shares**	**Non-Voting Shares to be Issued Upon Exercise of Options as a % of Total Number of Outstanding Non-Voting Shares**	**Non-Voting Shares Remaining Available for Future Issuance as a % of Total Number of Outstanding Non-Voting Shares**
Equity compensation plans approved by shareholders						
At December 31, 2007						
ATCO Ltd.	1,279,200	$24.30	1,725,800	50,866,696	2.5%	3.4%
Canadian Utilities Limited	1,304,200	$28.02	3,122,200	81,508,986	1.6%	3.8%
At March 3, 2008						
ATCO Ltd.	1,279,200	$24.30	1,725,800	50,884,196	2.5%	3.4%
Canadian Utilities Limited	1,304,200	$28.02	3,122,200	81,555,386	1.6%	3.8%

Option/SAR Grants During 2007

The following table sets out the individual grants of options to purchase or acquire securities of the Corporation or any of its subsidiaries and share appreciation rights made during 2007 to the Named Executive Officers.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in 2007 (%)	Exercise Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
N.C. Southern					
ATCO Ltd.	40,000/40,000[1]	58/58	49.77	49.77	January 2, 2017
Canadian Utilities Limited	20,000/20,000[2]	12/12	47.84	47.84	January 2, 2017
K.M. Watson					
ATCO Ltd.	3,000/3,000[1]	4/4	49.77	49.77	January 2, 2017
Canadian Utilities Limited	7,000/7,000[2]	4/4	47.84	47.84	January 2, 2017
M.M. Shaw					
ATCO Ltd.	4,000/4,000[1]	6/6	49.77	49.77	January 2, 2017
Canadian Utilities Limited	11,000/11,000[2]	7/7	47.84	47.84	January 2, 2017
S.W. Kiefer					
ATCO Ltd.	6,000/6,000[1]	9/9	49.77	49.77	January 2, 2017
Canadian Utilities Limited	14,000/14,000[2]	9/9	47.84	47.84	January 2, 2017
S.R. Werth					
ATCO Ltd.	3,000/3,000[1]	4/4	49.77	49.77	January 2, 2017
Canadian Utilities Limited	7,000/7,000[2]	4/4	47.84	47.84	January 2, 2017

(1) Stock options and share appreciation rights based on Class I Non-Voting Shares of the Corporation which vest as to 20% annually on each of the first five anniversaries of the date of grant.

(2) Stock options and share appreciation rights based on Class A non-voting shares of Canadian Utilities Limited which vest as to 20% annually on each of the first five anniversaries of the date of grant.

Aggregated Option/SAR Exercises During 2007 and Year-End Option/SAR Values

The following table sets out information regarding the exercise of options and share appreciation rights during 2007 by each of the Named Executive Officers and the financial year-end value of unexercised options and share appreciation rights on an aggregate basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at December 31, 2007[1]		Value of Unexercised In-the-Money Options/SARs At December 31, 2007[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
N.C. Southern	Nil	Nil	296,000[2] 82,000[3] 218,000[4] 52,000[5]	204,000[2] 178,000[3] 184,000[4] 158,000[5]	9,671,160[2] 2,415,750[3] 4,394,820[4] 873,210[5]	4,082,240[2] 3,931,300[3] 2,134,180[4] 2,269,650[5]
K.M. Watson	Nil	Nil	11,700[2] 7,200[3] 14,400[4] 7,200[5]	7,800[2] 9,800[3] 11,800[4] 13,800[5]	392,242[2] 216,447[3] 325,416[4] 120,444[5]	102,648[2] 165,438[3] 27,756[4] 62,436[5]
M.M. Shaw	Nil	Nil	32,500[2] 31,000[3] 32,500[4] 31,000[5]	12,000[2] 18,000[3] 19,000[4] 25,000[5]	1,129,940[2] 1,008,680[3] 741,650[4] 598,760[5]	215,480[2] 408,180[3] 93,340[4] 203,690[5]
S.W. Kiefer	14,000[6] 10,000[7]	532,920[6] 253,950[7]	24,500[2] 11,000[3] 24,000[4] 11,000[5]	16,000[2] 18,000[3] 24,000[4] 26,000[5]	840,210[2] 337,480[3] 513,120[4] 188,860[5]	218,720[2] 351,940[3] 63,710[4] 162,700[5]
S.R. Werth	11,000[8]	316,860[8]	9,200[2] 7,200[3] 24,200[4] 17,200[5]	7,800[2] 9,800[3] 11,800[4] 13,800[5]	301,712[2] 216,447[3] 542,274[4] 353,394[5]	102,648[2] 165,438[3] 27,756[4] 62,436[5]

(1) Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend on September 15, 2005.
(2) Options to acquire Class I Non-Voting Shares of the Corporation.
(3) Share appreciation rights based on Class I Non-Voting Shares of the Corporation.
(4) Options to acquire Class A non-voting shares of Canadian Utilities Limited.
(5) Share appreciation rights based on Class A non-voting shares of Canadian Utilities Limited.
(6) Represents the exercise of 14,000 options to acquire Class I Non-Voting Shares of the Corporation.
(7) Represents the exercise of 10,000 options to acquire Class A non-voting shares of Canadian Utilities Limited.
(8) Represents the exercise of 11,000 options to acquire Class I Non-Voting Shares of the Corporation.

Pension Benefits

The Named Executive Officers participate in the Retirement Plan for Employees of Canadian Utilities Limited and Participating Companies (the "CU Plan"). The CU Plan comprises two components: defined benefit ("DB") and defined contribution ("DC").

The DB component provides a benefit of 1.4% of average salary up to the average year's maximum pensionable earnings under the Canada Pension Plan ($41,460 in 2007) and 2.0% of additional average salary. Average salary is the average of the highest five consecutive years of base salary, excluding bonuses. Early retirement reductions apply upon retirement prior to the earlier of age 62 or age and service totalling 90 years. Benefits are paid for the life of the member, with 60% continuing for the life of the member's spouse following the death of the member. Ad hoc benefit increases equal to 100% of inflation to a maximum of 3% per annum have historically been provided annually to retired members' pensions.

The DC component provides an employer-paid contribution of 10% of base salary. A range of investment options is provided to the members. Retirement benefits depend upon the member's account balance at retirement.

Participation in the CU Plan (DB or DC) is non-contributory for the Named Executive Officers.

N.C. Southern, K.M. Watson, S.W. Kiefer and S.R. Werth participate in the DB component; M.M. Shaw participates in the DC component. M.M. Shaw participated in the DB component prior to January 1, 1998, and also has DB entitlements for prior service in the Retirement Plan for Salaried Employees of ATCO Structures Inc. and Participating Companies (the "ASI Plan"; collectively with the CU Plan, the "Plans"). The benefits provided by the DB components of both Plans are substantially the same.

Pension benefits and contributions under the Plans are subject to limits imposed by the *Income Tax Act (Canada)*. Benefits in excess of these limits that would otherwise be payable to the Named Executive Officers upon retirement are provided by Canadian Utilities Limited (or ATCO Structures Inc. in respect of ASI Plan benefits) under an unfunded supplemental arrangement. Supplemental benefit provisions specific to N.C. Southern are discussed on page 40. All supplemental pension benefits are provided on a DB basis. For the purpose of supplemental pension benefit calculations, service is limited to 35 years and any DC service under the Plans is deemed to be DB service. No benefits are payable under the supplemental arrangements upon termination prior to age 55, or upon death prior to retirement. The supplemental pension is payable on the same terms as the CU Plan pension in respect of post-retirement survivor benefits and ad hoc indexing.

Pension Plan Table

The following table sets forth the annual pension payable to K.M. Watson, S.W. Kiefer, S.R. Werth and M.M. Shaw at normal retirement age 65, inclusive of all registered pension plans and supplemental arrangements (all amounts in $).

Average Salary ($)	Years of Service				
	15	20	25	30	35
200,000	56,300	75,000	93,800	112,500	131,300
300,000	86,300	115,000	143,800	172,500	201,300
400,000	116,300	155,000	193,800	232,500	271,300
500,000	146,300	195,000	243,800	292,500	341,300
600,000	176,300	235,000	293,800	352,500	411,300
700,000	206,300	275,000	343,800	412,500	481,300
800,000	236,300	315,000	393,800	472,500	551,300

Note: For purposes of this table, the DC retirement pension under the CU Plan is assumed to be equal to the DB retirement pension payable for the same service. The actual DC retirement pension will be equal to the pension that can be purchased with the member's DC account balance upon retirement.

Years of Credited Service under the Plans as at December 31, 2007

Named Executive Officer	Credited Service[1]
N.C. Southern	12.00
K.M. Watson	29.75
M.M. Shaw	28.00
S.W. Kiefer	24.00
S.R. Werth	26.67

[1] Credited service represents the period of pension plan membership used to calculate an individual's pension. It does not include all years of service with the Corporation.

2007 Pension Expense Related to Service and Compensation

Amounts reported in the table below represent the pension expense related to 2007 service for each of the Named Executive Officers and the impact of differences between actual compensation paid in 2007 and the actuarial assumptions used for the year.

Named Executive Officer	2007 Pension Expense Related to Service and Compensation ($)
N.C. Southern	925,183
K.M. Watson	440,154
M.M. Shaw	155,381[1]
S.W. Kiefer	184,507
S.R. Werth	287,547

[1] Excludes Canadian Utilities Limited's 2007 contribution of $20,000 to the DC portion of the CU Plan, which is included in the summary compensation table.

2007 Changes in Accrued Pension Liabilities

The accrued pension liability is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments. The supplementary plans had unfunded accrued benefit obligations in respect of current and former executives of $101.6 million as of December 31, 2007 (2006 - $102.4 million). Changes in the accrued pension liabilities for the Named Executive Officers are summarized in the following table. These changes include the 2007 increase in expense attributed to service and compensation as reported in the previous table as well as the normal increases to pension liabilities arising from the annual valuation of the Plans, including the supplementary plans. The normal increases include interest on the beginning of year obligations and changes in interest rate or other assumptions as a result of changes in long term bond yields or other economic or demographic factors. Further information on the methods and assumptions used to calculate accrued obligations may be found in Note 21, Employee Future Benefits, of the notes to the Corporation's 2007 financial statements.

Name	Years of Service Dec 31, 2007	Age 65	Annual Benefit Payable at 65[1] ($)	Accrued Obligation at Dec 31, 2006 ($)	2007 Service and Compensation Cost[2] ($)	Other Change in Obligation in 2007 ($)	Accrued Obligation at Dec 31, 2007 ($)
N.C. Southern	12.00	25.67	1,141,000	6,836,227	925,183	(354,634)	7,406,776
K.M. Watson	29.75	38.67	195,110	3,097,179	440,154	(27,789)	3,509,544
M.M. Shaw	28.00	39.50	285,293	3,405,142	155,381[3]	(61,650)	3,498,873
S.W. Kiefer	24.00	39.83	263,593	3,368,866	184,507	(128,749)	3,424,624
S.R. Werth	26.67	40.33	209,693	2,829,978	287,547	(73,639)	3,043,886

(1) The annual benefit payable is based on average pensionable earnings at December 31, 2007, and projected service at age 65 to a maximum of 35 years. M.M. Shaw's DC retirement pension from the CU Plan is assumed to be equal to the DB retirement pension he would be entitled to for the same service.

(2) Pension expense related to 2007 service plus the impact of the differences between actual compensation paid in 2007 and the actuarial assumptions used for the year.

(3) Excludes Canadian Utilities Limited's 2007 contribution of $20,000 to the DC portion of the CU Plan, which is included in the summary compensation table.

Compensation of the Chief Executive Officer

The total direct compensation elements for the President & Chief Executive Officer are the same as for the other executives. At its fall session GOCOM meets in camera to assess the performance of the President & Chief Executive Officer in conjunction with the performance objectives of the Corporation.

Overview of Performance

In 2007, the Corporation achieved record financial milestones; earnings, assets and total shareholder equity all rose substantially. Amidst the year's record performance were a number of significant achievements realized throughout the enterprise.

ATCO Frontec was awarded and implemented five support contracts for NATO to provide airport disembarkation operations, utilities and logistics support services, pest control, and infrastructure maintenance.

ATCO Gas, ATCO Electric, and ATCO Pipelines continued their robust infrastructure investment throughout the province of Alberta. The investment by the Utilities for 2007 was $589 million, with the total investment for the Utilities over the past 36 months being $1.57 billion. The Utilities rate base has grown from approximately $2.9 billion in 2004 to $3.7 billion in 2007.

ATCO Gas recognized the addition of its one millionth distribution customer, and ATCO Electric began construction on the 226-kilometre Brintnell-Wesley Creek 240-kilovolt transmission line.

ATCO Midstream completed a new joint venture acquisition with Bayhurst Energy Services Corporation, a subsidiary of SaskEnergy Incorporated, for the 2.5 million cubic feet Grimes Energy gas processing plant near Kisbey, Saskatchewan.

ATCO I-Tek received Service Quality Measurement Group Inc.'s energy industry "Highest Customer Satisfaction" award for the second consecutive year, and also a Merit Award for a greater-than-eight per cent improvement in First Call Resolution; a service attribute that is rated near the top for importance by customers.

ATCO Power began construction of a second 45 megawatt gas "peaker" at the Valleyview Generating Station in northern Alberta.

ATCO Structures was recognized with the Top Industrial Project award by Alberta Construction Magazine for its innovative design and construction of the 2,460-person Albian Village at Shell Canada Limited's Athabasca Oil Sands expansion.

Standard & Poor's announced in October that, due to the diversity of subsidiary operations, conservative financial policies, and stable and predictable earnings, it had increased the credit rating on Canadian Utilities Limited's long-term debt from A- to A.

On a corporate-wide basis, significant action was taken to enhance and support human resource expertise. During 2007, 1,763 people were recruited across the group of companies to mitigate the ongoing retirement demographics in the organization as well as to support the significant growth.

The Corporation also achieved third party recognition for its premier safety record in ATCO Power, ATCO Pipelines, ATCO Midstream and ATCO Frontec. Of particular note is the ongoing outstanding performance achieved at the Sheerness generating station which at the close of 2007 had 2,700 days without a lost-time injury.

Performance Charts

The graph below compares the five-year cumulative return on the Class I Non-Voting Shares and Class II Voting Shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX Composite Index.

Five Year Total Return on $100 Investment


$300
$275
$250
$225
$200
$175
$150
$125
$100
$75

	2002	2003	2004	2005	2006	2007
Class I Non-Voting	100	115	144	205	257	287
Class II Voting	100	115	141	201	255	281
S&P/TSX Composite	100	127	145	180	211	232

Note: Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend on September 15, 2005.

The following chart provides segmented earnings for ATCO Ltd's business groups for the past three years:


3-Year Segmented Earnings
275.0
225.0
175.0
125.0
75.0
25.0
(25.0)
($ millions)
15.9
58.1
54.9
(20.6)
24.1
73.6
63.1
(6.5)
37.4
81.9
73.2
0.6
2005
2006
2007
Corporate and other/eliminations
Power Generation
Industrials
Utilities
Global Enterprises

Performance Measures

The following table provides a summary of the performance objectives that are set for the Corporation and the performance outcome against each target.

Corporate Objective	Target Set	Performance Outcome
Consolidated Financial	Net earnings for the Corporation.	Record earnings of $250.8 million ($4.31 per share) for the year ended December 31, 2007.
Operational Excellence	Service Quality: • Service levels • Reliability • Availability of plant • Customer satisfaction	ATCO companies utilize: • Customer satisfaction surveys. • Reliability through service monitoring. • Customer service level monitoring. • Key performance indicators that relate to the industry and business of the subsidiary company. In 2007: • ATCO I-Tek was named as best call centre in the North American energy sector for the second consecutive year. • ATCO I-Tek also received a Merit Award for a greater-than-eight per cent improvement in First Call Resolution. • ATCO Gas recognized its one millionth distribution customer addition and completed 625,016 jobs at 599,242 service calls. • ATCO Electric's community consultation set the groundwork for the 240-kV Brintnell-Wesley Creek transmission line, resulting in a transmission route that minimized the impact on communities, landowners, and the environment. • ATCO Pipelines began construction of a new building in east Edmonton that will accommodate more than 175 people to better serve customer needs.

Corporate Objective (Continued)	**Target set** (Continued)	**Performance Outcome** (Continued)
Operational Excellence (continued)	Management Controls: • Independent spend (purchases originating outside of the purchasing department) • Financial controls reporting (no significant or reportable weaknesses in controls over financial reporting)	• ATCO subsidiaries improved performance on financial controls and managing independent spend. • There was a significant decrease in the number of "independent invoices" paid by subsidiaries of ATCO and Canadian Utilities. • Testing conducted revealed no significant or reportable weaknesses in controls over financial reporting.
	Health and Safety of Employees and Contractors: • Continuous improvement • Performance against targets of excellence	• ATCO Structures achieved more than 160,000 lost time incident-free hours at the De Beers Victor project, and in excess of 500,000 lost time incident-free hours on the Shell Albian Village project near Fort McMurray, Alberta. • A record four ATCO Group companies (ATCO Power, ATCO Pipelines, ATCO Midstream and ATCO Frontec) were honoured as "Best Safety Performers" by Alberta's Occupational Health and Safety Council. • ATCO Power's Sheerness Generating Station celebrated seven years, approximately 2.4 million work hours, with no lost-time accidents. • ATCO Midstream was awarded the "Best Safety Performer in Alberta" for the third year running and 93% on the Certificate of Record. • ATCO Noise Management achieved the "Minnesota Star" Safety Award which recognizes worksites that go above and beyond basic Occupational Safety and Health Administration compliance to achieve the highest safety standards and the one million man-hour safe work milestone for the High Bridge Energy Project in St. Paul, Minnesota.
	Environmental Stewardship: • Ensuring that ATCO companies are complying with legislation and regulations • No major events	• Continued to excel in environmental performance and invest in R&D on key environmental issues. • ATCO Power continues to be an active contributor in the development of frameworks and government regulations to manage environmental initiatives. The company registered baseline emissions for its affected Alberta operations under new Alberta legislation and will submit compliance reports by March 31, 2008. • Remediation on 74 of 77 former isolated generating sites was completed by ATCO Electric in 2007. Work continues at three sites in 2008. • ATCO Gas operates a fleet of more than 1,000 vehicles; in 2007, nearly 400 were fueled by natural gas. • ATCO Pipelines was recognized as a Gold Champion Level Reporter by the Canadian Greenhouse Gas Challenge Registry for its greenhouse gas action plan.
People Leadership	Succession Management: • Ensuring that executive positions have identified successors	• Executives are developed internally through ensuring internal candidates are prepared and ready for increasingly responsible roles. • In 2007 there were 6 appointments made to executive roles, all from internal candidates. • N.C. Southern held quarterly human resource summits to review the quarterly performance of all executives and high-potential employees to ensure that all companies are providing development for their high-potential employees.
	Attraction and Retention: • Ensuring that key talent is recruited and retained in an exceptionally competitive environment for talent	• In 2007 ATCO hired 1,763 employees. • Managed total employee turnover, excluding retirements, internal transfers, and involuntary terminations, to 16%.

Corporate Objective (Continued)	**Target set** (Continued)	**Performance Outcome** (Continued)
Long-Term Sustainable Growth	The long-term growth strategies of the subsidiaries: • Capital expansion • Market penetration • Overall market positioning N.C. Southern is responsible for the oversight and integration of all long-term business plans of the subsidiaries and balancing the resources of the Corporation to deliver the best outcome.	In 2007: • ATCO Structures positioned itself for long-term sustainable growth by expanding the size of the lease fleet in Canada, Australia and the United Kingdom. The increase in lease fleet was executed in concert with sales office expansion in Canada with a Saskatoon branch, two new offices in the United Kingdom to bring the total to five, and a sales office established in Peru. • The Utilities division achieved unprecedented infrastructure investment in Alberta utilities with $589 million invested in 2007. • Enhanced strategic positioning with aboriginal partners in Canada's north. • ATCO Power made major progress in growth areas for power generation, including Phase I development of long-term green power projects.

Long-Term Incentives

The long-term incentive rewards to the President & Chief Executive Officer are based on her ability to achieve sustainable profitable growth for shareholders of the Corporation. Information on the base salary and short and long-term incentive award decisions for Ms. Southern and the other Named Executive Officers made by GOCOM can be found in the Summary Compensation Table on page 30.

Employment Agreement for N.C. Southern, President & Chief Executive Officer

Term of Agreement

The Corporation has an employment agreement with N.C. Southern extending to February 1, 2009, and continuing from year to year thereafter. The amount of salary and the value of benefits paid in 2007 under this agreement have been included in the table on page 24 and in the Summary Compensation Table on page 30.

Termination of Agreement

Employment of the executive officer may be terminated by the Corporation on notice equal to the greater of two years and the remaining term of the agreement or payment in lieu of notice, and may be terminated by the executive officer on 90 days notice. There are no other termination provisions for N.C. Southern. The agreement does not include change of control provisions. There are no employment agreements for any other executives of the Corporation.

Pension

Pursuant to her employment agreement with the Corporation, N.C. Southern is eligible upon retirement at age 55 or later to receive a pension of 70% of the average of the highest five years of income, including salary and bonuses, during the last ten years of employment prior to retirement.

The pension payable to N.C. Southern under her employment agreement is inclusive of the pension payable under the CU Plan. The pension is payable on the same terms as the CU Plan pension in respect of post-retirement survivor benefits and ad hoc indexing.

Disability and Life Insurance

N.C. Southern's employment agreement provides for the payment of certain benefits upon the death or total disability of the executive officer prior to retirement or termination. The amount of such benefits is based on the executive officer's salary and is determined in accordance with formulas that take into account amounts payable to the executive officer under the group life insurance policies and disability income programs of the Corporation.

SECTION 4 OTHER INFORMATION

CORPORATE GOVERNANCE

The Board of the Corporation views effective corporate governance as an essential element for the ongoing well-being of the Corporation and its shareholders. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis. The corporate governance disclosure for the Corporation is attached to this management proxy circular as Schedule A.

ADDITIONAL INFORMATION

The Corporation is the successor to a corporation which commenced business in 1947 and was founded by R.D. Southern and his father, Mr. S.D. Southern. As a founder of the Corporation and a significant shareholder, R.D. Southern is closely identified with the Corporation by industry participants, the investment community and the Corporation's shareholders. The Corporation's business approach, strategies, practices and culture have developed and evolved under Mr. Southern's leadership.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Information regarding the business of the Corporation is provided in the Corporation's annual information form dated February 19, 2008. Financial information is provided in the Corporation's comparative consolidated financial statements and the management's discussion and analysis for the year ended December 31, 2007. Copies of these documents, the Corporation's interim financial statements and additional copies of this management proxy circular may be obtained upon request from the Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6.

Corporate information, including our privacy commitment, is also available on the Corporation's website: www.atco.com.

DATED at Calgary, Alberta, this 3rd day of March, 2008.



P. Spruin
Corporate Secretary

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SCHEDULE A CORPORATE GOVERNANCE DISCLOSURE UNDER NATIONAL INSTRUMENT 58-101

Disclosure Requirement	ATCO Corporate Governance Practices
1. Board of Directors	
(a) Disclose the identity of directors who are independent.	The following directors are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 *Audit Committees*: B.P. Collomb B.P. Drummond B.K. French Rt. Hon. D.F. Mazankowski H.M. Neldner L.C. van Wachem C.W. Wilson
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	N.C. Southern, R.D. Southern and W.L. Britton are not independent because they are considered to have a material relationship with the issuer. N.C. Southern is the President & Chief Executive Officer of the Corporation. R.D. Southern is the Chairman of the Board. W.L. Britton is the Vice Chairman of the Board.
(c) Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the directors of the Corporation are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are also directors of the issuers set out beneath their respective names below: **W.L. Britton** ▪ AKITA Drilling Ltd. (TSX), member of the Corporate Governance - Nomination, Compensation and Succession Committee ▪ Canadian Utilities Limited (TSX), Deputy Chair of the Corporate Governance - Nomination, Compensation and Succession Committee ▪ CU Inc. (TSX) ▪ Forest Oil Corporation (NYSE), member of the Nominating & Corporate Governance Committee

Disclosure Requirement	ATCO Corporate Governance Practices
	B.P. Collomb ▪ DuPont (NYSE), member of the Environmental Policy Committee ▪ Lafarge S.A. (Euronext, NYSE), Honorary Chairman and member of the Strategy and Development Committee ▪ TOTAL S.A. (Euronext, NYSE), member of the Nominating and Compensation Committee **B.P. Drummond** ▪ Canadian Utilities Limited (TSX), member of the Pension Fund Committee and Corporate Governance - Nomination, Compensation and Succession Committee **B.K. French** ▪ Canadian Utilities Limited (TSX), member of the Audit and Risk Review Committees ▪ CU Inc. (TSX), Chair of the Audit Committee **Rt. Hon. D.F. Mazankowski** ▪ Canadian Oil Sands Limited (TSX), member of the Corporate Governance & Compensation Committee ▪ Power Corporation of Canada (TSX), member of the Executive Committee ▪ Power Financial Corporation, including subsidiaries Great-West Lifeco Inc. and IGM Financial Inc. (TSX), member of the Executive Committee and Investment Committee of Great-West Lifeco Inc. and IGM Financial Inc. and Chair of the Audit Committee of IGM Financial Inc. ▪ Shaw Communications Inc. (TSX, NYSE), Lead Director and Chairman of the Corporate Governance & Nominating Committee ▪ Weyerhaeuser Co. (TSX, NYSE), Chair of the International Committee and member of the Audit Committee ▪ Yellow Pages Group Co. (TSX), member of the Human Resources and Compensation Committee

Disclosure Requirement	ATCO Corporate Governance Practices
	H.M. Neldner ▪ Canadian Utilities Limited (TSX), Chair of the Corporate Governance - Nomination, Compensation and Succession, Risk Review, and Pension Fund Committees and a member of the Audit Committee ▪ CU Inc. (TSX), member of the Audit Committee **N.C. Southern** ▪ AKITA Drilling Ltd. (TSX) ▪ Canadian Utilities Limited (TSX) ▪ Bank of Montreal (TSX, NYSE), member of the Risk Review Committee and the Pension Fund Society Committee ▪ CU Inc. (TSX) **R.D. Southern** ▪ AKITA Drilling Ltd. (TSX), Deputy Chairman of the Board ▪ Canadian Utilities Limited (TSX), Chairman of the Board ▪ CU Inc. (TSX), Chairman of the Board **L.C. van Wachem** ▪ Global Crossing Limited (NASDAQ), Chairman of the Board and a member of the Nominating and Corporate Governance Committee **C.W. Wilson** ▪ AKITA Drilling Ltd. (TSX), member of the Corporate Governance - Nomination, Compensation and Succession Committee ▪ Canadian Utilities Limited (TSX), member of the Audit and Risk Review Committees ▪ Big Rock Brewery Income Trust (TSX), member of the Corporate Governance Committee ▪ Talisman Energy Inc. (TSX, NYSE), member of the Audit, Executive, and Reserves Committees
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent	At each of the regularly scheduled board meetings, in camera sessions are held at which non-independent directors and members of management are not present. The in camera meetings are chaired by the Lead Director. Additional in camera meetings can be requested through the Lead Director at any time.

Disclosure Requirement	ATCO Corporate Governance Practices
directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	In addition, in camera sessions are held at each of the five regularly scheduled meetings of the Audit Committee, the four regularly scheduled meetings of the Corporation's Corporate Governance - Nomination, Compensation and Succession Committee ("GOCOM").
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	R.D. Southern, the Chairman of the Board, is not an independent director. The Corporation's Lead Director, C.W. Wilson, is independent. The primary function of the Lead Director is to provide independent leadership to ensure the Board of Directors (the "Board") functions independently of management of the Corporation. The position description for the Lead Director is available on the Corporation's website at www.atco.com.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance record of each director at Board, committee and other relevant meetings is disclosed on pages 3 through 8.
2. **Board Mandate**	
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Schedule B and is also available on the Corporation's website at www.atco.com. GOCOM is responsible for reviewing the mandates of the Board and its committees on an annual basis and recommending to the Board such amendments to those mandates as GOCOM believes are necessary or desirable.
3. **Position Descriptions**	
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has approved written position descriptions for the Chairman of the Board and the chair of each Board committee. The position descriptions are reviewed annually by GOCOM. Copies of these descriptions are available on the Corporation's website at www.atco.com.

Disclosure Requirement	ATCO Corporate Governance Practices
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board has approved a written position description for the CEO. The position description is reviewed annually by GOCOM and is available on the Corporation's website at www.atco.com.
4. **Orientation and Continuing Education**	
(a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	New directors attend a briefing with the Chairman of the Board and attend comprehensive meetings at which they receive briefings on all aspects of the nature and operation of the Corporation's business by senior management of the Corporation and its subsidiaries. New directors are also provided with a manual which contains information about each of the business groups, organization structure, by-laws, Board and committee mandates and corporate policies, including the Corporation's Code of Ethics and Disclosure Policy.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Directors, together with senior management, attend an annual four to five-day strategy conference which has been held consecutively since 1968. At these sessions, the Board receives detailed briefings on the business activities of the Corporation and its subsidiaries as well as other pertinent information required for directors to fulfill their obligations. Visits to various operating sites are also arranged for directors. In addition, directors attend and participate in seminars and other continuing education programs. Outside experts are brought in as required to provide directors with ongoing education on general and/or specific subject matters. During 2007, the Managing Director of the Canadian Coalition for Good Governance made a presentation to directors on the topic of governance. The Corporation's business group boards provide continuing education for current directors and serve as a "training ground" for potential future directors of the Corporation.

Disclosure Requirement	ATCO Corporate Governance Practices
5. **Ethical Business Conduct**	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written Code of Ethics (the "Code"), which is subject to periodic review and revision to ensure it is in line with best practices.
(i) disclose how a person or company may obtain a copy of the code;	A copy of the Code may be obtained upon request from the Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6. The Code is also available on the Corporation's website at www.atco.com and on the SEDAR website at www.sedar.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	A copy of the Code has been provided to each director, officer and employee of the Corporation and each such person is required to acknowledge annually that he or she has read the Code and disclosed any transactions or matters of potential conflict. Similarly, copies of the Code will be provided to each new director, officer and employee of the Corporation, and each such person shall acknowledge that he or she has read the Code before commencing activities as a director, officer or employee, as the case may be.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed by the Corporation since January 1, 2007, relating to a director's or executive officer's departure from the Code. Further, no waivers of the Code have ever been granted to any director, officer or other employee of the Corporation.
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors who have, or may be reasonably perceived to have, a personal interest in a transaction or agreement being contemplated by the Corporation are required to declare such interest at any directors' meeting where the matter is being considered and are requested to leave the meeting during discussion on such matter and abstain from voting.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct by expecting each director, all officers and management to act in a manner that exemplifies ethical business conduct. This expectation sets the tone for all employees of the Corporation. The Corporation strives to ensure that prospective employees are of good character.

Disclosure Requirement	ATCO Corporate Governance Practices
6. **Nomination of Directors**	
(a) Describe the process by which the board identifies new candidates for board nomination.	GOCOM is responsible for, among other things, identifying and recommending potential candidates for nomination to the Board. The identification of potential Board members is undertaken with a view to ensuring overall diversity of experience, backgrounds, skills and geographic representation of Board members. GOCOM receives advice from the Board respecting individuals best suited to serve as directors, and maintains its own standing list of appropriate candidates for directorships.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	One of the five members of GOCOM is not independent. GOCOM conducts its business on the basis of majority approval which encourages an objective nomination process. Should a conflict be identified, the non-independent member would excuse himself from the meeting and abstain from voting.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	GOCOM is responsible for reviewing the size and composition of the Board from time to time and for considering persons as nominees for directors for the approval of the Board and election by the shareholders. The responsibilities of GOCOM can be found in its mandate which is available on the Corporation's website at www.atco.com.
7. **Compensation**	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	GOCOM is responsible for assessing the compensation of directors and officers and making recommendations to the Board. GOCOM reviews director compensation from time to time to determine whether such compensation is appropriate for the responsibilities, time commitment and risks assumed by the directors. GOCOM reviews officer compensation annually utilizing information from other corporations and published data, and from time to time retains independent compensation consultants to undertake market comparisons and provide advice on developing appropriate compensation programs. Please refer to pages 19 to 40 of the management proxy circular for details of the executive compensation structure and policies.

Disclosure Requirement	ATCO Corporate Governance Practices
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	One of the five members of GOCOM is not independent. GOCOM conducts its business on the basis of majority approval which encourages an objective process for determining compensation. Should a conflict be identified, the non-independent member would excuse himself from the meeting and abstain from voting.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	GOCOM annually reviews and determines executive compensation packages for the senior officers of the Corporation and its wholly-owned subsidiaries, including salary, short-term incentives, stock options or awards, share appreciation rights and other incentives. The performance and development profile for each high-potential employee and officer is reviewed by GOCOM in conjunction with the Corporation's succession planning process. GOCOM also reviews and recommends directors' compensation from time to time, as appropriate. In addition, GOCOM prepares and reviews public or regulatory disclosure respecting compensation and the basis on which performance is measured. GOCOM has the authority to retain and compensate any outside advisor as it determines necessary to permit it to carry out its duties.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	GOCOM engaged the services of Towers Perrin to provide executive compensation consulting services to the Committee during 2007. The mandate of the consultant was to undertake market comparisons, gather information on competitive compensation practices, and to provide advice on developing appropriate compensation programs for the Corporation's executive officers. The fees paid to Towers Perrin in 2007 for the consultant's services were approximately $750,000 for compensation, administration, benefits, and actuarial consulting services as well as published surveys and studies. Approximately $120,000 was incurred for direct executive compensation services. In 2007, Mercer provided the Corporation with non-executive compensation, benefit, and pension actuarial consulting services, and published surveys and studies. The fees paid for these services were approximately $350,000. GOCOM annually pre-approves the consulting services of Towers Perrin and Mercer.

Disclosure Requirement	ATCO Corporate Governance Practices
8. Other Board Committees	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board's other standing committees are the Risk Review Committee and the Crisis Management Committee. The responsibilities of these committees, together with GOCOM and the Audit Committee, can be found in their mandates which are available on the Corporation's website at www.atco.com. Further information on these committees can be found on pages 13 to 17.
9. Assessments	
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board, its committees and its individual directors are assessed at least annually. This function is facilitated by the Lead Director on behalf of the Chairman of the Board. Board and committee performance evaluation questionnaires are distributed to each director and Board committee member. The questionnaires provide the directors with the opportunity to examine their effectiveness, compare their personal assessment with the assessment by their peers, and identify areas of improvement. The questions address director skills and experience, preparation, attendance and availability at meetings, communication and interaction, business, company and industry knowledge as well as an overall assessment. The responses are conveyed to GOCOM and each Board member receives a full report from GOCOM on the Board questionnaire. Each committee member receives a complete report on the committee questionnaire. As required, the Chairman of the Board meets with each director to discuss his/her performance and other issues relating to the Board, committee and director performance. Directors are encouraged not to be limited to responding only to the questions provided, but to comment broadly.

Note: Copies of position descriptions and mandates noted herein as being available on the Corporation's website may also be obtained on request from the Corporate Secretary.

SCHEDULE B BOARD OF DIRECTORS' MANDATE

The Board of Directors (the "Board") of ATCO Ltd. (the "Corporation") is responsible for the stewardship of the Corporation and for overseeing the conduct of the business of the Corporation and the activities of management, who are responsible for the day-to-day conduct of the business.

Composition and Operation

The Board operates by reserving certain powers to itself and delegating certain of its authorities to management. The Board retains responsibility for managing its own affairs, including selecting its chair, nominating candidates for election to the Board, constituting committees of the Board, and determining director compensation. Subject to the articles and by-laws of the Corporation and the *Business Corporations Act* (Alberta), the Board may constitute, seek the advice of, and delegate powers, duties and responsibilities to, committees of the Board.

Responsibilities

The Board's primary responsibilities are to preserve and enhance long-term shareholder value and to ensure that the Corporation meets its obligations on an ongoing basis and operates in a reliable and prudent manner. In performing its duties, the Board should also consider the legitimate interests other interested parties, such as employees, customers and communities, may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity. More specifically, the Board is responsible for

(a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Corporation which takes into account, among other things, the opportunities and risks of the business;

(c) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(d) succession planning (including appointing, training and monitoring senior management);

(e) adopting a communication policy for the Corporation that includes measures for receiving feedback from interested parties;

(f) the Corporation's internal control and management information systems;

(g) developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation; and

(h) on an individual basis, attending Board meetings, reviewing meeting materials in advance of meetings, and complying with the other expectations and responsibilities of directors of the Corporation established by the Board.

Specific Duties

The Board's specific duties, obligations and responsibilities fall into the following categories:

1. Legal Requirements

(a) The Board has oversight responsibility for the Corporation's satisfaction of its legal obligations and for properly preparing, approving and maintaining the Corporation's documents and records.

(b) The Board has the statutory obligation to

(i) supervise the management of the business and affairs of the Corporation,

(ii) act honestly and in good faith with a view to the best interests of the Corporation,

(iii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and

(iv) act in accordance with its obligations contained in the *Business Corporations Act* (Alberta) and the regulations thereunder, the Corporation's articles and by-laws, and other relevant legislation and regulations.

(c) The Board has the statutory obligation to consider certain matters as a board of directors. The Board may not delegate to management or to a committee of the Board the authority to

(i) submit to the shareholders any question or matter requiring the approval of the shareholders,

(ii) fill a vacancy among the directors or in the office of auditor,

(iii) issue securities except in the manner and on the terms authorized by the Board,

(iv) declare dividends,

(v) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the Board,

(vi) pay a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for shares of the Corporation,

(vii) approve any management proxy circular relating to a solicitation of proxies by or on behalf of management of the Corporation,

(viii) approve any take-over bid circular or directors' circular,

(ix) approve any annual financial statements of the Corporation, or

(x) adopt, amend or repeal by-laws.

2. *Independence*

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

3. *Strategic Planning*

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for the Corporation and participating with management directly or through its committees in approving the strategic plan by which the Corporation proposes to achieve its goals.

4. *Risk Management*

The Board is responsible for understanding the principal risks of the business in which the Corporation is engaged, achieving a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5. *Appointment, Training and Monitoring of Senior Management*

The Board is responsible for

(a) appointing the CEO of the Corporation, monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties,

(b) approving the appointment and remuneration of all officers of the Corporation, and

(c) confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

6. *Reporting and Communication*

The Board is responsible for

(a) verifying that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other interested parties and the public generally,

(b) verifying that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis,

(c) verifying that the Corporation's financial results are reported fairly and in accordance with generally accepted accounting principles,

(d) verifying the timely reporting of any other developments that have a significant and material effect on the value of the Corporation, and

(e) reporting annually to shareholders on the Board's stewardship of the affairs of the Corporation for the preceding year.

7. *Monitoring and Acting*

The Board is responsible for

(a) verifying that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards,

(b) approving and monitoring compliance with the significant policies and procedures by which the Corporation is operated,

(c) verifying that the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation,

(d) verifying that the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace,

(e) monitoring the Corporation's progress toward its goals and objectives and revising and altering its direction through management in response to changing circumstances,

(f) taking action when the Corporation's performance falls short of its goals and objectives or when other special circumstances warrant,

(g) verifying that the Corporation has implemented adequate disclosure controls and procedures and internal control and information systems,

(h) ensuring that the Board receives from senior management on a timely basis the information and input required to enable the Board to effectively perform its duties,

(i) adopting a written code of business conduct and ethics and monitoring compliance with the code, and

(j) conducting and acting upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

8. *Other*

The Board may perform any other activities consistent with this mandate, the Corporation's articles and by-laws, and any other governing laws, as the Board deems necessary or appropriate.

SCHEDULE C QUESTIONS AND ANSWERS ON VOTING AND PROXIES

The information contained in the following questions and answers is similar to that provided in Section 1 of the management proxy circular. This format is designed as additional guidance to help a shareholder in determining how to vote. A flow chart is also included that outlines the differences if you are voting as a registered or non-registered shareholder. Any further questions may be directed to our transfer agent, CIBC Mellon Trust Company, by accessing www.cibcmellon.com, by e-mail at inquiries@cibcmellon.com, by fax at (416) 643-5501, or by telephone:

Within Canada and the U.S.:
1 (800) 387-0825

In the Toronto area, or from any other country:
(416) 643-5500

A Glossary is included as Schedule D for your convenience. You may wish to review the Glossary prior to reading the following questions and their answers.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of Class II Voting Shares of ATCO Ltd. as of the close of business on March 25, 2008. Each Class II Voting Share entitles its holder to one vote.

Q. How many shareholders are required to constitute a quorum at the meeting?

A. The Corporation's by-laws provide that a quorum will be two persons present and holding or representing by proxy five percent of the shares entitled to vote at the meeting.

Q. What am I voting on?

A. You are voting on the following business matters that are to be addressed at the annual meeting:

- the election of the directors;
- the appointment of the auditor; and
- such other business as may properly come before the meeting or any adjournment thereof.

Q. What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you are a registered shareholder and attend the annual meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have properly completed and returned a form of proxy or voting instruction form, the person named therein will have discretionary authority with respect to voting on amendments or variations to matters identified in the notice of the annual meeting, and on other matters which may properly come before the annual meeting.

Q. Who is soliciting my vote?

A. The management of ATCO Ltd. is soliciting your vote.

Q. How do I vote?

A. If you are a **registered shareholder**, you may vote in one of the following ways:

- in person at the annual meeting;
- by properly completing and signing the enclosed form of proxy appointing the named persons or some other person you choose to represent you as proxyholder and vote your shares at the annual meeting, and returning it in the enclosed prepaid envelope;
- by faxing both sides of your properly completed form of proxy to CIBC Mellon Trust Company at 1 (866) 781-3111 (from within Canada and the U.S.) or (416) 368-2502 (from outside North America);
- by telephone using the following toll free number 1 (866) 271-1207 and following the voice prompts. You will need to enter the 13 digit Control Number located in the lower left-hand corner on the reverse of the form of proxy mailed to you in order to enter your voting instructions;
- via the internet by accessing www.eproxyvoting.com/atco and following the prompts. You will need to

enter your 13 digit Control Number located in the lower left-hand corner on the reverse of the form of proxy mailed to you in order to enter your voting instructions.

If you are a **non-registered shareholder** your shares are held in the name of a nominee (usually a bank, broker, or trust company). You should have received a request for voting instructions from your nominee. If you wish to vote in person at the annual meeting, insert your own name in the space provided on the voting instruction form and return it by following the instructions provided. Please register with the Corporation's transfer agent, CIBC Mellon Trust Company, upon arrival at the annual meeting. If you do not intend to attend the annual meeting in person, follow the instructions on your voting instruction form to vote by telephone, internet or fax, or complete, sign and mail the voting instruction form in the postage prepaid envelope provided.

Q. Who votes my shares and how will they be voted if I return a form of proxy?

A. By properly completing and returning a form of proxy, you are authorizing R.D. Southern, Chairman of the Board, or failing him, N.C. Southern, President & Chief Executive Officer, to attend the annual meeting and to vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy will be voted as you have instructed. If you properly complete and return your form of proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit.

If neither you nor your proxyholder gives specific instructions, your shares will be voted as follows:

- **FOR the election as directors of those nominees set out in the management proxy circular; and**
- **FOR the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation.**

Q. Can I appoint someone other than the individuals named in the enclosed form of proxy or voting instruction form to vote my shares?

A. Yes, as a **registered shareholder** you have the right to appoint another person of your choice, who need not be a shareholder, to attend and act on your behalf at the annual meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then draw a line through the printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. This can also be accomplished by accessing www.eproxyvoting.com/atco via the internet.

If you are a **non-registered shareholder,** please follow the instructions provided by your nominee.

It is important for you to ensure that any other person you appoint as your proxyholder will attend the annual meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the annual meeting, present themselves to a representative of CIBC Mellon Trust Company.

Q. Who may sign the form of proxy?

A. For a shareholder who is an individual, the form of proxy may be signed either by the individual or by his or her authorized attorney. In the case of a shareholder which is a body corporate or an association, the form of proxy must be signed by a duly authorized officer or by an authorized attorney. Persons signing as executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority. An authorized person(s) of a partnership should sign in the partnership name.

Q. What if my shares are registered in more than one name or in the name of a company?

A. If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact CIBC Mellon Trust Company prior to submitting your proxy.

Q. Where do I send my form of proxy?

A. If you are a **registered shareholder**, please return your properly completed form of proxy to our transfer agent in the postage paid envelope provided or mail it to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1. Alternatively, you may fax both sides of your completed form of proxy to (416) 368-2502 or 1 (866) 781-3111 (toll free within Canada and the U.S.).

If you are a **non-registered shareholder**, please follow the instructions provided by your nominee.

Q. What is the deadline for submitting my form of proxy?

A. To be effective your form of proxy must be received by CIBC Mellon Trust Company before 5:00 p.m. Eastern Daylight Time on May 12, 2008.

Q. Can I change my mind once I have submitted my vote to the Corporation?

A. Yes, if you are a **registered shareholder** you can complete another form of proxy prior to the submission deadline. The later-dated form of proxy will replace the one submitted earlier. You can also revoke your vote by stating clearly, in writing, that you want to revoke your vote. This statement should be delivered to:

- the Corporation's Secretary by mail at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6, or by fax at (403) 292-7623 at any time up to and including the last business day preceding the day of the annual meeting or any adjournment thereof; or
- the chair of the annual meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof.

If you are a **non-registered shareholder**, you should contact your nominee for instructions to revoke your vote.

Q. How many shares are entitled to vote?

A. As of the date of the management proxy circular, there were 6,917,068 Class II Voting Shares outstanding. Each shareholder has one vote for each Class II Voting Share of ATCO Ltd. held at the close of business on March 25, 2008.

Q. What if ownership of shares has been transferred after March 25, 2008?

A. The person who acquired such shares after March 25, 2008, must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask ATCO Ltd. that his or her name be included in the list of shareholders in order to be entitled to vote such shares at the annual meeting. ATCO Ltd. requires that proof of share ownership be provided to the Corporate Secretary of ATCO Ltd. at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6 no later than 5:00 p.m. (MDT) on May 2, 2008.

SHAREHOLDER VOTING PROCESS


Beneficial/Non-Registered Shareholder
(holds shares with a brokerage firm as a client)
Registered Shareholder
(holds a physical share certificate)
BROKERAGE FIRM
(keeps records of clients and holdings)
CIBC MELLON TRUST COMPANY
(keeps records of Registered Shareholders)
Either provides information to **Broadridge Financial Solutions, Inc.** (Broadridge) who forwards the **Voting Instruction Form** and meeting materials to **Beneficial/Non-registered Shareholders**, or does so directly
Forwards **Form of Proxy** and meeting materials to **Registered Shareholders**
Beneficial/Non-Registered Shareholder votes in one of two ways
Registered Shareholder votes in one of three ways
Beneficial/ Non-Registered Shareholder completes **Voting Instruction Form** with voting preferences and returns it in accordance with the instructions provided
Beneficial/ Non-Registered Shareholder completes **Voting Instruction Form** appointing a **Proxyholder** to vote in person at the annual meeting and returns it in accordance with the instructions provided
Registered Shareholder completes **Form of Proxy** and returns it to CIBC Mellon via mail, fax, phone or internet
Registered Shareholder completes **Form of Proxy** appointing a **Proxyholder** to vote in person at the annual meeting
Registered Shareholder attends annual meeting and votes in person
Voting preferences are tabulated. Reports of voting direction and **Proxyholder** appointments are forwarded to CIBC Mellon
CIBC Mellon as scrutineer for the annual meeting tabulates all votes and reports results to the Chairman

SCHEDULE D GLOSSARY

Acronyms

CPP

Canada Pension Plan

DB

Defined Benefit

DC

Defined Contribution

GOCOM

Corporate Governance - Nomination, Compensation and Succession Committee

SAR

Share Appreciation Right

SEDAR

System for Electronic Document Analysis and Retrieval

TDC

Total Direct Compensation

TSX

Toronto Stock Exchange

VIF

Voting Instruction Form

At Risk

At risk is the amount of money that is invested in the shares of the Corporation that is exposed to the possibility of loss.

Ballot

A ballot is a formal record of a vote taken at the meeting.

Comparator Markets

Comparator markets are comprised of General Industry and Utility/Alberta companies of similar size and scope of operations.

Discretionary Authority

If you are not attending the meeting in person, the individual you appoint as your proxy to vote your shares will have the authority to vote at his or her discretion on matters that are not specifically set out in the notice of meeting as well as on any variations to the matters that are set out in the notice of meeting.

Exercise Price

The price fixed by the Board at the time that an option is granted. The price is the weighted average of the trading price of the Class I Non-Voting Shares on the TSX for the five trading days immediately preceding the date of the grant.

Form of Proxy/Voting Instruction Form

If you are a shareholder of the Corporation, either a form of proxy (for registered shareholders) or a voting instruction form ("VIF") (for non-registered shareholders) will be included with your management proxy circular. A form of proxy or VIF allows you to vote your shares or appoint another person to vote on your behalf in the event that you are unable to attend the annual meeting. A form of proxy or VIF denotes the business that is to be acted upon at the annual meeting of shareholders.

Named Executive Officer

Named Executive Officer means the following individuals: the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and each of the Corporation's three other most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year or any additional individuals for whom disclosure would have been provided except that they were not serving as an officer at the end of the most recently completed year.

Nominee

Your shares will be held by a nominee on your behalf if you are a non-registered shareholder. A nominee may be your stockbroker, your bank, or a trust company.

Non-Registered Shareholder

You are a non-registered shareholder if your shares are not held in your own name, but in the name of a Nominee such as your bank, broker or trust company.

Option

Through the stock option plan, individuals are awarded options to purchase non-voting shares of the Corporation at a future date at a particular price.

Proxyholder

A proxyholder is the person you appoint to attend, speak at, vote and otherwise act at the annual meeting on your behalf. If you specify how you want your shares voted on a particular matter, your proxyholder is obligated to vote your shares that way. If you do not specify how you want your shares to be voted, your proxyholder has discretionary authority to vote your shares in any manner he or she wishes.

Record Date

The Corporation is required by the *Business Corporations Act* (Alberta) to establish a record date that is no fewer than 21 days and no more than 50 days before the annual meeting date. The record date is established for the purpose of determining which shareholders are entitled to receive notice of the annual meeting of shareholders or the shareholders that are entitled to vote at the annual meeting of shareholders. March 25, 2008 is the record date that has been established for the 2008 annual meeting of shareholders.

Registered Office of the Corporation

The registered office of ATCO Ltd. is 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6.

Registered Shareholder

You are a registered shareholder if your shares are held in your name. You will have a paper share certificate denoting your ownership of the shares.

Revocation of Vote

If you submit your vote and subsequently change your mind, you must replace your original vote with a later-dated instruction.

S&P/TSX Composite Index

The S&P/TSX Composite Index is currently a list of the 253 largest companies on the TSX as measured by market capitalization.

SEDAR

SEDAR stands for System for Electronic Document Analysis and Retrieval. The official site that provides access to most public securities documents and information filed by public companies with the Canadian Securities Administrators is www.sedar.com.

Share Appreciation Rights

Through the share appreciation rights plan, individuals are awarded share appreciation rights ("SARs") which allow the individual the right to receive a payment in cash equal to the appreciation in the Corporation's shares over a specified period.

Solicitation of Proxies

Proxy solicitation is the process of acquiring votes and support for the matters to be voted on.

Stock Dividend/Split

A stock dividend by way of a stock split is an increase in the number of outstanding shares of a company, such that the proportionate equity of each shareholder remains the same.

Voting Instruction Form

If you are a non-registered shareholder, you will receive a voting instruction form or "VIF" rather than a form of proxy. The VIF should be provided by your nominee and included with your management proxy circular. A VIF allows you to appoint another person or company to vote your shares for you in the event that you are unable to attend the annual meeting. A VIF denotes the business that is to be acted upon at the annual meeting of shareholders.

ATCO Ltd.

00, 909 11th Avenue S
Calgary, Alberta T2R 1N6

lephone: (403) 292-750
Fax: (403) 292-7623

www.atco.com

ATCO

ENVIRONMENTAL STEWARDSHIP 2007



ATCO GROUP

Commitment to Environment



"ATCO is taking steps – large and small – to protect, enhance and sustain the communities where we live and work."

We are a unique Alberta-based enterprise, both in our diversity and in the large number of communities that count on us to contribute to improving their quality of life while reducing our environmental impact.

This Environmental Stewardship feature highlights some of our most progressive environmental initiatives. ATCO is taking steps – large and small – to protect, enhance and sustain the communities where we live and work, and that includes a commitment to the environment.

ATCO has led Alberta in the construction of environmentally responsive cogeneration power plants, delivering much-needed new electricity for economic growth, in combination with reductions in greenhouse gas emissions.

We built the emissions-free hydroelectric generating plant at the Oldman River Dam near Pincher Creek, Alberta. We have also taken significant steps to reduce the emissions intensity at our legacy coal-fired plants and within our Utilities division where isolated generating sites are being fully restored.

Working with governments and other partners, ATCO seeks to be at the forefront of sustainable technologies. Several alternative energy projects are being explored, from clean coal generation to hydro power projects. In addition, our companies are nationally recognized for Greenhouse Gas Action Plans to reduce greenhouse gas emissions.

More remains to be done. ATCO is committed to continuous improvement and operational excellence, and I believe that the actions detailed in this Environmental Stewardship feature will provide you with a greater understanding of ATCO's current and future environmental initiatives.

N. C. South

Nancy C. Southern
President & Chief Executive Officer

ATCO Power Continues to **Move Forward**

Through participation in the Canadian Electricity Association, Clean Air Strategic Alliance of Alberta and the Alberta Water Council, ATCO Power continues to be an active contributor in the development of frameworks and government regulations to manage environmental initiatives.

These are the steps that ATCO Power has taken to further its environmental stewardship:

- ATCO Power's principal asset in the United Kingdom (U.K.), the Barking Power Station, is implementing a number of environmental initiatives, including a commitment to waste reduction in partnership with the local authorities in London. In addition, the Thames Gateway, a designated development zone in East London, is studying proposals to use heat from the Barking Station to supply a planned district heating network.
- ATCO Power's Osborne Cogeneration Station in Adelaide, South Australia conducted a $1 million (Australian dollars) upgrade during a two-week scheduled outage that increased electricity output by 4.8 per cent and decreased heat rate by 0.94 per cent. This equates to producing the same amount of electricity annually with a reduction of approximately one per cent of the natural gas utilized and 6,000 tonnes of CO_2 emissions.
- The Osborne plant also demonstrated environmental leadership by implementing a significant water conservation project in 2007 in response to severe drought conditions in Australia. Estimated savings are approximately 8.5 million litres of potable water per year.
- ATCO Power also holds a 50 per cent interest in a combined heat and power plant at London's Heathrow Airport. Heat is now being supplied to Terminal 5 from a new steam pipeline connection.
- ASHCOR Technologies, which markets fly ash and other combustion by-products produced at power stations operated by ATCO Power, is establishing a protocol to recognize greenhouse gas and other credits from taking fly ash (which would otherwise be sent to a landfill) and turning it into a usable product for the oil and gas and construction industries. For every metric tonne of cement displaced by fly ash, approximately one tonne less of CO_2 is released into the atmosphere.
- ATCO Power submitted proposals to Alberta Environment in 2007 to monitor and control mercury emissions from the company's coal-fired generating stations by 2010. A full-scale test of the mercury control technology is planned for Battle River Unit 5 in 2008.
- In April 2007, the federal government unveiled its "Action Plan to Reduce Greenhouse Gases and Air Pollution" — proposed legislation scheduled to come into effect in 2010. ATCO Power has been actively involved in working with the federal government and Canadian utility companies to understand and manage the impact of this legislation on the electricity sector.
- Alberta was the first Canadian province to introduce greenhouse gas legislation, effective in 2007. ATCO Power registered baseline emissions for its affected Alberta operations and will submit compliance reports by March 31, 2008.


ATCO

The Oldman River Hydro Project, which is owned 75 per cent by ATCO Power and 25 per cent by the Piikani Nation of Brockett, is an environmentally progressive, run-of-river hydroelectric generating plant developed at the Oldman River Dam near Pincher Creek, Alberta. The Oldman hydro project produced about 125,000 megawatt hours of electricity in 2007, which offset CO_2 emissions by approximately 80,000 tonnes.

ATCO Electric Works for a **Greener Legacy**


"ATCO Electric acted to
remediate 77 isolated
generating sites
across Alberta."

During construction of the Dover-Whitefish transmission line in 2004, ATCO Electric, Aboriginal elders, Alberta Fish and Wildlife officers, and trappers mitigated potential adverse effects to wildlife in the area by creating 70 fur-bearer houses made of piles of wood debris recycled from construction materials.

In 2003, ATCO Electric targeted the clean-up of 77 sites across Alberta. By 2007, remediation on 74 of those 77 isolated generating sites was complete. Work continues at three sites in 2008: Fort Chipewyan, Simonette and Peace River.

Other initiatives implemented by ATCO Electric in 2007 were:

- Continued development of the bird protection plan, with focus on avoiding the collision or electrocution of birds due to ATCO Electric's facilities. Considerable work has been completed on nesting structures, marking lines in areas of high potential collision, and in facilities such as substations, where there is a higher risk of electrocution.
- The construction of two telecommunication towers in northeast Alberta, using less fuel, fewer emissions, and with no fuel storage. Instead of installing a conventional diesel plant operating continuously, ATCO Electric put in a cycle charge discharge system at both sites. This system runs from battery power for 12 hours, and then propane for three hours (during the propane cycle the battery is recharged). This new method reduces fuel consumption by 80 per cent thereby reducing CO_2 emissions.

ATCO Pipelines' Delicate Management of Watercourse Crossings

ATCO Pipelines manages approximately 77 major pipeline watercourse crossings, along with hundreds of smaller crossings of rivers, streams and creeks throughout Alberta. Watercourse crossings are one of the most challenging features of a pipeline project due to their environmental sensitivity and protection requirements.

To mitigate adverse environmental affects, ATCO Pipelines' watercourse crossing policy is formed by three principles:

1. Ensure that the fish habitat and aquatic environment of the water body will not be impacted;
2. Restore the hydrological characteristics in and around the water body to their initial condition after the completion of the crossing; and
3. Maintain the integrity of the crossing with an established monitoring program throughout the life span of the crossing.

The goal of all new pipeline watercourse crossings is to ensure the long-term integrity of the crossing for future generations.

ATCO Pipelines Recognized as a Gold Champion Level Reporter

In March 2007, ATCO Pipelines was recognized as a Gold Champion Level Reporter by the Canadian Greenhouse Gas Challenge Registry for its Greenhouse Gas Action Plan. This is the highest level of achievement possible for the reporting of greenhouse gas emissions in Canada. Since 1994, only 143 companies have achieved the Gold Champion Level.

Attaining the Gold Champion Level required rigorous reporting of all greenhouse gas emissions from operations, plus reductions in greenhouse gas emissions. ATCO Pipelines was able to reduce emissions by increasing the efficiency of compressors used to move natural gas through its system, and also by introducing "zero bleed" pressure control devices. These devices do not release any natural gas during normal operations.

ATCO Electric Emissions Reductions

ATCO Electric continuously looks for opportunities to improve efficiencies in its operations to reduce emissions. The table below provides the emissions reductions and emissions intensity reductions achieved (along with reduced net generation) between 2002 and 2007.


Isolated fossil fuel generation
2002
2007
Net generation (GWh)
96.9
91.3
5.8 % reduction
Total emissions (ktonnes CO_2 equiv)
86.8
73.4
15.4 % reduction
Emission intensity (ktonnes/GWh)
0.896
0.804
10.3% reduction

ATCO I-Tek Minimizes Electronic Waste and Helps Alberta's Communities

ATCO I-Tek donates all used computers, laptops, monitors and printers to Alberta schools and other community organizations in ATCO's vast service territory. These donations help reduce costs for the school or community organization, while extending the life of the equipment and minimizing electronic waste in the environment. In 2007, the company donated more than 2,900 pieces of equipment to the Alberta Computers for Schools program. ATCO I-Tek also donated computers to the 2008 Arctic Winter Games in Yellowknife, Northwest Territories, the Metis Crossing, the Drumheller Citizen Patrol, and the Boys and Girls Club of Edmonton.



During one of ATCO EnergySense's 43,000 residential energy evaluations conducted in Alberta, Brad Harrison, Energy Advisor, explains to a customer how a blower-door fan operates as part of his comprehensive energy efficiency home evaluation.

ATCO EnergySense – Taking the Lead in Energy Efficiency

ATCO EnergySense provides Albertans with energy efficiency advice and improvement services for their homes and businesses. Established in 2001 by ATCO Gas and ATCO Electric, ATCO EnergySense's team of dedicated professionals helps residential and commercial consumers save money on energy costs, become more energy efficient, and contribute to sustaining the environment.

In 2007, the ecoENERGY Home-Retrofit Program was added to ATCO EnergySense's suite of residential services. Developed by Natural Resources Canada, the program encourages home owners to reduce their energy use and lessen their environmental footprint through a comprehensive energy efficiency home evaluation. The program also offers grants managed by the Government of Canada to home owners who make energy-efficient upgrades.

ATCO EnergySense has conducted almost 43,000 residential energy evaluations in Alberta since October 2001 and commercial energy assessments on more than 400 facilities – the equivalent of about 20 million square feet of facility space. In addition, the cornerstone of ATCO EnergySense's services – the advice and outreach provided to the community – has resulted in more than 128,000 emails and telephone calls handled and almost 330,000 unique visitors to the program's web site, www.atcoenergysense.com.

ATCO Gas a Steward of **Energy Efficiency**

The Drake Landing Solar Community in Okotoks, Alberta officially opened in 2007, contributing to a cleaner environment by reducing greenhouse gas emissions by four tonnes annually in each of the 52 homes.

The community south of Calgary is North America's first large-scale solar seasonal storage system and the first in the world to deliver such a high percentage of space heating (90 per cent) from energy collected through solar panels.

Incorporating advanced thermal technology, ATCO Gas provided project management during the construction of the heating system, and will operate and maintain the system during the four-year commissioning period.

For Drake Landing, ATCO Gas was awarded the Best Project in the Alternative Energy category in 2007 from Energy-TV, sharing this award with its project partners (the Town of Okotoks, Sterling Homes and United Communities), and its funding partners (Natural Resources Canada, Climate Change Central and the Federation of Canadian Municipalities).

In 2007, ATCO Gas continued many other environmental initiatives, including:

- The promotion of natural gas as an alternative fuel for vehicle, forklift and arena applications. The result is much-improved air quality, lower operational costs, and a reduction in greenhouse gas emissions. In Alberta, an additional eight arenas converted their ice resurfacers to natural gas in 2007.
- The phasing out of gasoline-powered fleet vehicles. ATCO Gas operates a fleet of more than 1,000 vehicles; in 2007, nearly 400 were fuelled by natural gas. By 2009, more than 50 per cent of ATCO Gas' fleet vehicles operating in urban centres will be powered by natural gas.



One of the 52 homes in the Drake Landing Solar Community in Okotoks, Alberta.

ATCO Midstream Uses Efficient Technology to Reduce Emissions

ATCO Midstream continued to pursue excellence in environmental stewardship and initiated a number of actions to mitigate the environmental impact of its operations. In February 2007, the company replaced an older compressor unit with a more energy efficient model at Legal, Alberta, resulting in a 37 per cent reduction in nitrogen oxide (NOX) emissions. The company has also initiated a fugitive emissions program which will further reduce air emissions. The program utilizes a portable infrared camera to identify leaks within the process equipment. By using infrared technology, the camera quickly and accurately identifies leaks that would not have been recognized using conventional methods.

ATCO Gas — Estimated CO_2 Equivalent Annual Reduction (tonnes)

1. ENERGYSENSE	2002	2003	2004	2005	2006	2007	Total
Commercial Assessments	7,235	3,921	4,995	5,210	2,231	2,144	25,736
Residential Assessments	11,918	39,516	71,594	40,793	28,637	12,254	204,712
Subtotal	19,153	43,437	76,589	46,003	30,868	14,398	230,448
2. NAIT FUEL CELL							
200 kW Phosphoric Acid Fuel Cell	0	131	782	658	626	600	2,797
3. NGV PROGRAM							
Stations	772	656	647	536	385	302	3,298
Company VRAs	30	33	28	36	25	20	172
Private VRAs	419	412	425	435	412	365	2,468
Subtotal	1,221	1,101	1,100	1,007	822	687	5,938
GRAND TOTAL	20,374	44,669	78,471	47,668	32,316	15,685	239,183

NOTE: All greenhouse gas (GHG) emissions reduced by the ATCO Gas programs listed are converted to their CO_2 mass equivalents.

These three programs reduced greenhouse gas emissions by an estimated 239,183 tonnes since 2002 — the equivalent of taking nearly 57,000 vehicles off the road.

1. With the ATCO EnergySense program, commercial and residential assessments are provided to help customers improve their energy efficiency.
2. Under the Northern Alberta Institute of Technology (NAIT) Fuel Cell program, ATCO Gas invested $1.2 million to develop viable commercial applications for power generated in Canada's first high-voltage, fully operational fuel cell.
3. The Natural Gas Vehicle program enables fleet and private vehicles to operate on cleaner burning natural gas, rather than traditional gasoline.

At ATCO Noise Management, Silence is our Business

ATCO Noise Management is a recognized world leader in industrial noise control. The World Health Organization maintains that "in contrast to many other environmental problems, noise pollution continues to grow. The growth is unsustainable because it involves direct, as well as cumulative, adverse health effects." In 2007, ATCO Noise Management completed over a hundred noise reduction projects and noise consulting surveys and continues to be a valued partner in noise abatement technology and services, supported by the company's rigorous quality assurance system registered to ISO 9001 standard.

Preserving a Quiet, Safe Play Area for Children

In the Astoria area of Queens, New York, adjacent to the Steinway manufacturing facility where world-renowned Steinway pianos are crafted, ATCO Noise Management is an integral partner in the construction of the largest new power plant in New York City in over a quarter century. The plant, praised as one of the cleanest and most efficient in New York's history, required a very demanding noise reduction target of 41 decibels on the A-weighted scale (dBA) at the nearest sensitive receiver – a children's playground.

Equivalent to the noise heard in a library, ATCO Noise Management achieved this most difficult target with its proprietary acoustical assemblies and a dedication to project management and client service excellence. The project (currently in phase 1) was honoured in 2007 as one of the 50 best construction projects in the New York region by the Real Estate & Construction Review. The children can continue to enjoy a quiet and safe play area as a result – one of the many examples of ATCO Noise Management's commitment to the environment.



Printed in Canada


FSC

Recycled
Supporting responsible use of forest resources

Cert no. SW-COC-1383
www.fsc.org
© 1996 Forest Stewardship Council

100% post consumer fibre
made with green energy
chlorine free

ATCO GROUP

1400, 909-11th Avenue SW
Calgary, Alberta T2R 1N6

Telephone: (403) 292-7500
Fax: (403) 292-7623

www.atco.com

FILE NO. 82-34745

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ATCO Ltd. will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Wednesday, May 14, 2008, for the following purposes:

(a) to receive the consolidated financial statements for the year ended December 31, 2007, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor;

(d) to transact such other business as may properly come before the meeting or any adjournment thereof.

Holders of Class I Non-Voting Shares or Class II Voting Shares may attend the meeting, but only the holders of Class II Voting Shares are entitled to vote at the meeting or to appoint proxyholders.

Holders of Class II Voting Shares who are unable to attend the meeting in person may vote by proxy. A form of proxy should be completed and returned in the prepaid envelope provided to CIBC Mellon Trust Company, to be received by ATCO Ltd., c/o CIBC Mellon Trust Company, not later than 5:00 p.m. Eastern Daylight Time on Monday, May 12, 2008.

Alternatively, registered shareholders may submit a form of proxy by fax, telephone or via the internet. Instructions are set out on the reverse of the form of proxy and are contained in the Management Proxy Circular.

By order of the Board of Directors.

[Signed by P. Spruin]

P. Spruin
Corporate Secretary

Calgary, Alberta
March 3, 2008

FILE NO. 82-34745

ATCO

GROUP

ATCO LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2008	2007
		(Unaudited)	
Revenues		**$ 834.5**	$ 829.6
Costs and expenses			
Natural gas supply		**13.7**	2.7
Purchased power		**15.3**	13.8
Operation and maintenance		**301.2**	336.6
Selling and administrative		**56.2**	49.9
Depreciation and amortization	1	**99.2**	100.1
Interest		**47.4**	43.6
Interest on non-recourse long term debt		**11.6**	14.3
Dividends on preferred shares		**2.2**	2.2
Franchise fees		**62.7**	58.5
		609.5	621.7
		225.0	207.9
Interest and other income	7	**15.2**	22.5
Earnings before income taxes and non-controlling interests		**240.2**	230.4
Income taxes		**68.3**	75.7
		171.9	154.7
Non-controlling interests		**79.6**	73.1
Earnings attributable to Class I and Class II shares		**92.3**	81.6
Retained earnings at beginning of period		**1,446.4**	1,284.9
		1,538.7	1,366.5
Dividends on Class I and Class II shares		**13.6**	12.9
Purchase of Class I shares		**4.8**	5.2
Retained earnings at end of period		**$1,520.3**	$1,348.4
Earnings per Class I and Class II share	5	**$ 1.60**	$ 1.40
Diluted earnings per Class I and Class II share	5	**$ 1.58**	$ 1.38
Dividends paid per Class I and Class II share	5	**$ 0.235**	$ 0.22

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31		December 31
		2008	2007	2007
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments		**$ 964.8**	$1,036.4	$ 838.3
Accounts receivable		**443.9**	388.0	443.3
Inventories	1, 3	**125.9**	117.8	119.9
Regulatory assets		**22.1**	8.3	10.2
Derivative assets	7	**0.1**	0.1	0.8
Prepaid expenses		**27.5**	24.4	34.1
		1,584.3	1,575.0	1,446.6
Property, plant and equipment		**6,218.7**	5,892.3	6,142.5
Goodwill		**71.2**	71.2	71.2
Regulatory assets		**66.3**	44.6	75.6
Derivative assets	7	**72.6**	82.2	73.3
Other assets		**191.9**	199.8	190.7
		$8,205.0	$7,865.1	$7,999.9
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness	4	**$ 58.1**	$ 12.1	$ 16.0
Accounts payable and accrued liabilities		**453.8**	439.0	453.7
Income taxes payable		**32.2**	44.0	7.8
Future income taxes		**0.3**	0.3	1.7
Regulatory liabilities		**7.5**	4.8	-
Derivative liabilities	7	**3.6**	2.6	3.0
Long term debt due within one year		**1.7**	1.3	1.5
Non-recourse long term debt due within one year		**52.7**	74.0	75.3
		609.9	578.1	559.0
Future income taxes		**195.3**	235.3	187.9
Regulatory liabilities		**141.3**	144.2	146.5
Derivative liabilities	7	**7.9**	5.7	4.1
Deferred credits		**315.5**	305.9	310.0
Long term debt		**2,656.2**	2,451.5	2,646.7
Non-recourse long term debt		**576.3**	703.3	585.8
Preferred shares		**150.0**	150.0	150.0
Non-controlling interests		**1,893.7**	1,794.9	1,836.7
Class I and Class II share owners' equity				
Class I and Class II shares	5	**148.9**	149.3	149.2
Contributed surplus		**2.3**	1.8	2.2
Retained earnings		**1,520.3**	1,348.4	1,446.4
Accumulated other comprehensive income		**(12.6)**	(3.3)	(24.6)
Retained earnings and accumulated other comprehensive income		**1,507.7**	1,345.1	1,421.8
		1,658.9	1,496.2	1,573.2
		$8,205.0	$7,865.1	$7,999.9

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended March 31 2008	2007
		(Unaudited)	
Operating activities			
Earnings attributable to Class I and Class II shares		**$ 92.3**	$ 81.6
Adjustments for:			
Depreciation and amortization	1	**99.2**	100.1
Future income taxes		**3.6**	4.8
Non-controlling interests		**79.6**	73.1
Deferred availability incentives		**0.9**	6.6
TXU Europe settlement - net of income taxes		**(2.5)**	(3.0)
Other		**3.7**	(1.7)
Funds generated by operations		**276.8**	261.5
Changes in non-cash working capital		**9.2**	101.7
Cash flow from operations		**286.0**	363.2
Investing activities			
Purchase of property, plant and equipment		**(197.9)**	(141.7)
Proceeds on disposal of property, plant and equipment		**3.0**	4.0
Contributions by utility customers for extensions to plant		**48.7**	19.8
Non-current deferred electricity costs		**6.9**	(1.4)
Changes in non-cash working capital		**9.9**	(14.2)
Other		**(2.0)**	(4.4)
		(131.4)	(137.9)
Financing activities			
Issue of long term debt		**9.0**	8.0
Repayment of long term debt		**(0.4)**	(2.9)
Repayment of non-recourse long term debt		**(36.4)**	(27.4)
Net issue of Class A shares by subsidiary		**-**	0.5
Net purchase of Class I shares		**(5.2)**	(5.4)
Dividends paid to Class I and Class II share owners		**(13.6)**	(12.9)
Dividends paid to non-controlling interests in subsidiary		**(27.9)**	(27.0)
Changes in non-cash working capital		**(0.2)**	-
Other		**3.0**	1.1
		(71.7)	(66.0)
Foreign currency translation		**1.5**	(0.7)
Cash position [1]			
Increase		**84.4**	158.6
Beginning of period		**822.3**	865.7
End of period		**$ 906.7**	$1,024.3

[1] Cash position consists of cash and short term investments less current bank indebtedness, and includes $144.8 million (2007 - $224.1 million) which is only available for use in joint ventures.

ATCO LTD.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Millions of Canadian Dollars)

	Three Months Ended March 31	
	2008	2007
	(Unaudited)	
Earnings attributable to Class I and Class II shares	**$ 92.3**	$81.6
Other comprehensive income, net of income taxes and non-controlling interests:		
Cash flow hedges	**(2.7)**	0.4
Foreign currency translation adjustment	**14.7**	0.7
	12.0	1.1
Comprehensive income	**$104.3**	$82.7

ATCO LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Summary of significant accounting policies

Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2007 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2007, except as described below.

Effective January 1, 2008, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations for capital disclosures which require disclosure of qualitative and quantitative information regarding the Corporation's objectives, policies and processes for managing capital (see Note 6).

Effective January 1, 2008, the Corporation adopted the CICA recommendations pertaining to disclosure and presentation of financial instruments which require disclosure of the classification of the Corporation's financial instruments (as described in the Financial Instruments section below) and additional qualitative and quantitative information regarding the nature and extent of risks arising from financial instruments to which the Corporation is exposed (see Note 7).

Effective January 1, 2008, the Corporation prospectively adopted the CICA recommendations for measurement and disclosure of inventories which provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and on the cost formulas that are used to assign costs to inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Corporation reclassified $1.8 million of inventories to property, plant, and equipment related to major spare parts on January 1, 2008.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta, the timing and demand of natural gas storage capacity sold, changes in natural gas storage fees, changes in natural gas liquids prices and natural gas costs and the timing of rate decisions, the consolidated statements of earnings, retained earnings and comprehensive income for the three months ended March 31, 2008 and March 31, 2007 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

Inventories

Inventories are valued at the lower of cost or net realizable value. The cost of inventories is assigned using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

The cost of inventories is comprised of all costs of purchase, costs of conversion and other costs to bring the inventories to their present condition and location. The costs of purchase comprise the purchase price, import duties and non-recoverable taxes, and transport, handling and other costs directly attributable to the acquisition of finished goods, materials or services. The costs of conversion include direct material and labour costs and a systematic allocation of fixed and variable overheads incurred in converting materials into finished goods. The standard cost method is used to approximate cost in the Corporation's Industrials manufacturing operations.

1. Summary of significant accounting policies (continued)

Property, Plant and Equipment

Effective January 1, 2008, ATCO Gas prospectively changed the allocation of annual depreciation and amortization expense on a quarterly basis. The method of quarterly allocation has been changed from an estimate based on the timing of revenues to the straight line basis. The annual depreciation and amortization expense continues to be on the straight line basis and, therefore, this change does not affect the total depreciation and amortization expense recognized for the year. This change in allocation resulted in an increase to consolidated earnings after income taxes and non-controlling interests of $2.5 million for the three months ended March 31, 2008.

Financial Instruments

The Corporation establishes the classification of financial instruments at their initial recognition. Financial assets are classified as held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are classified as held for trading or other liabilities.

Financial instruments classified as held for trading, other than derivative instruments that are effective hedging instruments, are measured at fair value with changes in fair value recognized in earnings. Derivatives that are designated as, and continue to be, effective cash flow hedging instruments have gains and losses in fair values recognized through other comprehensive income. Derivatives that are designated as fair value hedging instruments have gains and losses recognized in earnings.

Financial instruments classified as available for sale are measured at fair value using quoted prices in an active market. Changes in fair value are recognized in other comprehensive income until the item is derecognized or determined to be impaired, at which time the cumulative gain or loss previously reported in other comprehensive income is recognized in earnings. When actively quoted prices are not available, fair value is determined using other valuation techniques. If fair value cannot be reliably estimated, the item is carried at cost.

Financial instruments classified as held to maturity, loans and receivable or other liabilities are measured at fair value upon initial recognition but are subsequently measured at their amortized cost using the effective interest method.

Future Accounting Changes

The following new accounting recommendations are in addition to those future accounting changes disclosed in the December 31, 2007 consolidated financial statements.

The CICA has issued new accounting recommendations for goodwill and intangible assets which establish standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets (including internally developed intangible assets). These recommendations are effective for the Corporation beginning January 1, 2009. Goodwill and intangible assets that are not assets as defined by GAAP will be derecognized and charged to the equity of the Corporation at that date. The Corporation is evaluating the effect of these recommendations on its financial statements.

2. Regulatory matters

In September 2007, ATCO Electric received a decision on its General Tariff Application for 2007 and 2008 which approved a return on common equity of 8.75% for 2008 and 8.51% for 2007. ATCO Gas' and ATCO Pipelines' General Rate Applications for 2008 and 2009 contain placeholder returns on common equity of 8.75% for 2008. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year.

A process continues with respect to the pricing of services provided by ATCO I-Tek to the utilities. A benchmarking report was received in January 2008 and filed with the Alberta Utilities Commission ("AUC"), in February 2008, along with an application to adjust placeholders. In April 2008 an agreement with the customer group concerning the adjustment to placeholders was submitted to the AUC for approval. Should this agreement be

2. Regulatory matters (continued)

approved by the AUC, the agreement is not expected to have a material impact on consolidated earnings. A decision from the AUC is expected before the end of the second quarter of 2008.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AUC for which decisions have not been received. The outcome of these matters cannot be determined at this time.

3. Inventories

	March 31	
	2008	2007
Natural gas and fuel in storage	**$ 34.4**	$ 38.2
Raw materials and consumables	**72.4**	63.9
Work in progress	**18.1**	15.0
Finished goods	**1.0**	0.7
	$125.9	$117.8

For the three months ended March 31, 2008, the amount of inventories recognized as an expense was $64.9 million (2007 – $98.8 million), there have been no write-downs to net realizable value and there have been $0.6 million reversals of previous write-downs to net realizable value.

Inventories in the amount of $31.6 million are pledged as security for liabilities.

4. Bank indebtedness

The bank indebtedness of $58.1 million includes a borrowing of $42.2 million (2007 – nil) on the Corporation's short term committed line of credit that occurred in the quarter. The $42.2 million borrowing is repayable in Euros at an interest rate of 5.03% and is unsecured.

5. Class I and Class II shares

There were 50,774,196 (2007 – 51,405,346) Class I Non-Voting Shares and 6,917,068 (2007 – 6,935,018) Class II Voting Shares outstanding on March 31, 2008. In addition, there were 1,372,200 options to purchase Class I Non-Voting Shares outstanding at March 31, 2008 under the Corporation's stock option plan. From April 1, 2008, to April 25, 2008, no stock options were granted or cancelled, no stock options were exercised, 4,000 Class II Voting Shares were converted to Class I Non-Voting Shares and 27,300 Class I Non-Voting Shares were purchased under the Corporation's normal course issuer bid.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended March 31	
	2008	2007
Weighted average shares outstanding	**57,782,528**	58,436,496
Effect of dilutive stock options	**659,247**	659,528
Weighted average dilutive shares outstanding	**58,441,775**	59,096,024

6. Capital disclosures

The Corporation's objectives when managing capital are:

1. to safeguard the ability to continue as a going concern, so that it can continue to provide returns to share owners and benefits for other stakeholders;
2. to maintain an appropriate credit rating in order to provide efficient and cost effective access to funds required for operations and growth; and
3. to remain within the capital structure approved by the AUC.

The Corporation includes share owners' equity, preferred shares, long term debt and non-recourse long term debt and non-controlling interests in its determination of capitalization. In managing its capital, the Corporation considers both the regulated and non-regulated operations in the consolidated group as well as changes in economic conditions and risks impacting the core assets and operations. In maintaining or adjusting its capital structure, the Corporation may adjust the amount of dividends paid to share owners, issue or purchase Class I and Class II shares, and issue or redeem preferred shares, long term debt and non-recourse long term debt.

The Corporation's utility operations are regulated primarily by the AUC, which, through the generic cost of capital decision issued in 2004, established the capital structure for each utility. The utility operations are, therefore, capitalized consistent with the generic cost of capital decision. The capitalization involves the use of long term debt and preferred share financings; the AUC approved the continued use of the latter in a decision issued in 2006.

While the Corporation's utility operations are capitalized consistent with the AUC decisions, the Corporation itself is not restricted in its capital structure. The capital structure for the Corporation is set relative to risk and to meet the financial and operational objectives of the Corporation (while considering the decisions of the regulator).

Decisions on the level and type of financing are based on assessments by management in line with the Corporation's objectives. In determining the type of financing to be undertaken by a given operation, the Corporation has a goal of managing the financial risk to the Corporation as a whole.

Capital is monitored through an equity capitalization measure which is calculated as total equity divided by total capitalization. Total equity is comprised of Class I and Class II shares, contributed surplus, retained earnings, accumulated other comprehensive income, preferred shares and non-controlling interests. Total capitalization is comprised of long term debt, non-recourse long term debt and total equity. The Corporation's strategy, which is unchanged from 2007, is to maintain the equity capitalization allowed by the regulator for the regulated operations and to structure the non-regulated operations so as to sustain access to cost effective financing by maintaining high credit ratings on debt and preferred shares. The Corporation looks to maintain an equity capitalization in the range of 45% to 55%.

Other measures that are taken into consideration are interest coverage and interest and preferred dividend coverage. Interest coverage is calculated by dividing earnings before income taxes, non-controlling interests, interest expense and dividends on preferred shares by total interest expense. Interest and preferred dividend coverage is calculated by dividing earnings before income taxes, non-controlling interests, interest expense and dividends on preferred shares by interest expense and dividends on preferred shares (grossed up to pre-tax equivalents). The Corporation looks to maintain interest coverage and interest and preferred dividend coverage of at least 2.5; these objectives are unchanged from 2007.

Equity capitalization, interest coverage and interest and preferred dividend coverage do not have any standardized meaning under GAAP and might not be comparable to similar measures presented by other companies.

6. Capital disclosures (continued)

The Corporation's key measures of capital structure are as follows:

	March 31	
	2008	2007
Class I and Class II shares	**$ 148.9**	$ 149.3
Contributed surplus	**2.3**	1.8
Retained earnings	**1,520.3**	1,348.4
Accumulated other comprehensive income	**(12.6)**	(3.3)
Preferred shares [1]	**150.0**	150.0
Non-controlling interests	**1,893.7**	1,794.9
Total equity	**3,702.6**	3,441.1
Long term debt	**2,656.2**	2,451.5
Non-recourse long term debt	**576.3**	703.3
Total debt	**3,232.5**	3,154.8
Total capitalization	**$6,935.1**	$6,595.9
Equity capitalization	**53%**	52%

[1] *The Corporation's preferred shares are classified as debt on the balance sheet but are included in equity for purposes of determining equity capitalization.*

The equity capitalization is consistent with the Corporation's objectives. Total equity increased primarily due to higher earnings of the Corporation reflected in increased retained earnings and non-controlling interests. Total debt increased primarily due to financings for utility capital expenditures partially offset by redemptions of non-recourse long term debt, including a one-time payment of $52.7 million in the second quarter of 2007 which represented the Corporation's share of the TXU Europe settlement that was applied to Barking Power's non-recourse long term debt.

Interest coverage and interest and preferred dividend coverage are managed on an annual basis by the Corporation. Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta, the timing and demand of natural gas storage capacity sold, changes in natural gas storage fees, changes in natural gas liquids prices and natural gas costs and the timing of rate decisions, revenues and earnings for any quarter are not necessarily indicative of operations on an annual basis. Therefore, quarterly coverage ratios are not presented as they are not necessarily indicative of the annual performance. The amounts presented below are the most recent annual coverage ratios:

	December 31 2007
Interest coverage [1]	3.5
Interest and preferred dividend coverage [1]	3.3

[1] *The coverage ratios for 2007 were negatively impacted by the AUC decision that directed ATCO Electric to refund future income taxes to customers. The total reduction in revenues and income taxes recorded in 2007 was $39.6 million. If the reduction in revenues had not occurred, interest coverage would have been 3.6 and interest and preferred dividend coverage would have been 3.5.*

For the three months ended March 31, 2008, the Corporation was in compliance with externally imposed requirements on its capital (including debt covenants). The Corporation has a number of regulatory filings and regulatory hearing submissions before the AUC for which decisions have not been received, the outcome of which could affect the capital structure of the Corporation.

7. Risk management and financial instruments

The Corporation's Board of Directors ("Board") is responsible for understanding the principal risks of the business in which the Corporation is engaged, achieving a proper balance between risks incurred and the potential return to share owners, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Corporation. The Board has established a Risk Review Committee, which reviews significant risks associated with future performance, growth and lost opportunities identified by management that could materially affect the Corporation's ability to achieve its strategic or operational targets. This committee is responsible for confirming that management has procedures in place to mitigate identified risks.

The Corporation is exposed to changes in interest rates, commodity prices and foreign currency exchange rates. The Power Generation segment is affected by the cost of natural gas and the price of electricity in the Province of Alberta and the United Kingdom and the Global Enterprises segment is affected by the cost of natural gas and the price of natural gas liquids. In conducting its business, the Corporation may use various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

At March 31, 2008 and March 31, 2007, the following derivative instruments were outstanding: interest rate swaps that hedge interest rate risk on the variable future cash flows associated with a portion of non-recourse long term debt, foreign currency forward contracts that hedge foreign currency risk on the future cash flows associated with specific firm commitments or anticipated transactions and certain natural gas purchase contracts.

The derivative assets and liabilities comprise the following:

	March 31	
	2008	2007
Derivative assets – current:		
Interest rate swap agreements	**$ 0.1**	$ 0.1
Derivative assets – non-current:		
Natural gas purchase contracts	**$71.9**	$81.9
Interest rate swap agreements	**0.7**	0.3
	$72.6	$82.2
Derivative liabilities – current:		
Interest rate swap agreements	**$ 3.6**	$ 2.4
Foreign currency forward contracts	**-**	0.2
	$ 3.6	$ 2.6
Derivative liabilities – non-current:		
Interest rate swap agreements	**$ 7.9**	$ 5.7

Interest rate risk

The Corporation's interest-bearing assets and liabilities include cash and short-term investments, long term debt and non-recourse long term debt. The interest rate risk faced by the Corporation is largely a result of its non-recourse long term debt at variable rates and cash and short term investments. The Corporation has converted variable rate non-recourse long term debt to fixed rate debt through the following interest rate swap agreements:

7. Risk management and financial instruments (continued)

Project Financing	Swap Fixed Interest Rate [1]	Variable Debt Interest Rate	Maturity Date	Notional Principal 2008	Notional Principal 2007
Osborne: ($30.3 million AUD (2007 – $34.6 million AUD))	7.343%	Bank Bill Rate in Australia	December 2013	**$ 28.5**	$ 32.4
APALP:	7.790%	90 day BA	November 2008	**1.6**	3.2
	7.567%	90 day BA	December 2008	**2.2**	4.5
	7.750%	6 month LIBOR	December 2011	**92.1**	104.8
Joffre:	7.536%	90 day BA	September 2012	**23.3**	28.6
Scotford:	5.332%	90 day BA	September 2008	**64.3**	66.1
Muskeg River:	5.287%	90 day BA	December 2007	**-**	49.9
	5.515%	90 day BA	December 2012	**35.9**	-
	5.615%	3 month LIBOR	December 2012	**9.0**	-
Brighton Beach:	5.867%	30 day BA	June 2009	**10.5**	11.1
	6.605%	90 day BA	March 2019	**42.2**	44.5
Cory:	6.586%	90 day BA	June 2011	**2.4**	3.2
				$312.0	$348.3

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

[1] *The above swap fixed interest rates include any long term debt margin fees; the margin fees are subject to escalation.*

The Corporation has fixed interest rates, either directly or through interest rate swap agreements, on 97% (2007 – 95%) of total long term debt and non-recourse long term debt. Consequently, the exposure to fluctuations in future cash flows, with respect to debt, as a result of changes in market interest rates is limited. Interest rate swaps are designated as cash flow hedges; changes in the fair value of highly effective cash flow hedges, which include all but the Joffre interest rate swap, are recorded in other comprehensive income. Changes in the fair value of the Joffre interest rate swap are recorded in earnings and are not material.

The Corporation's cash and short term investments include fixed rate instruments with maturities of generally 90 days or less that are reinvested as they mature. Therefore, the Corporation has exposure to interest rate movements that occur beyond the term of maturity of the fixed rate investments.

Foreign currency exchange rate risk

The Corporation has exposure to changes in the carrying values of its foreign operations, including assets and liabilities, as a result of changes in exchange rates. Gains or losses on translation of self-sustaining foreign operations are included in the foreign currency translation adjustment account in accumulated other comprehensive income. Gains or losses on translation of integrated foreign operations are recognized in earnings.

Foreign currency exchange rate risk arises from financial instruments denominated in a currency other than the functional currency. The Corporation has entered into foreign currency forward contracts in order to fix the exchange rate on certain service contracts, planned equipment expenditures and operational cash flows

7. **Risk management and financial instruments** (continued)

denominated in U.K. pounds sterling ("£"), U.S. dollars and Euros. At March 31, 2008, the contracts consist of purchases of $0.5 million U.S. (2007 – purchases of $1.4 million U.S.) and sales of $9.5 million Australian dollars in return for Euros (2007 – sales of $0.9 million U.S. and 2.0 million Euros).

Natural gas purchase contracts and associated power generation revenue contract liability

The Corporation has long term contracts for the supply of natural gas for certain of its power generation projects. Under the terms of certain of these contracts, the volume of natural gas that the Corporation is entitled to take is in excess of the natural gas required to generate power. As the excess volume of natural gas can be sold, the Corporation is required to designate these entire contracts as derivative instruments. The Corporation has recognized a non-current derivative asset and records mark-to-market adjustments through earnings as the fair values of these contracts change with changes in future natural gas prices. These natural gas purchase contracts mature in November 2014.

As all but the excess volume of natural gas is committed to the Corporation's power generation obligations, the Corporation could not recognize the entire fair values of these natural gas purchase contracts in its revenues. Consequently, the Corporation has recognized a provision for a power generation revenue contract and records adjustments to the power generation revenue contract liability concurrently with the mark-to-market adjustments for the natural gas purchase contracts derivative asset. This power generation revenue contract liability is included in deferred credits in the consolidated balance sheet.

Interest and other income for the three months ended March 31, 2008 includes a loss of $0.6 million (2007 – gain of $22.9 million) related to the change in fair value of the natural gas purchase contracts derivative asset. This loss is offset by a gain of $1.0 million (2007 – loss of $16.5 million) related to the change in fair value of the associated power generation revenue contract liability. The mark-to-market adjustment for the derivative asset and the corresponding adjustment for the associated power generation revenue contract liability increased earnings by $0.2 million, net of income taxes and non-controlling interests, for the three months ended March 31, 2008 (2007 – increase of $2.3 million). At March 31, 2008, the natural gas purchase contracts derivative asset is $71.9 million (2007 – $81.9 million) and the power generation revenue contract liability is $53.2 million (2007 – $61.3 million).

Credit risk

For cash and short term investments and accounts receivable, credit risk represents the carrying amount on the consolidated balance sheet. Cash and short term investments credit risk is reduced by investing in instruments issued by credit worthy financial institutions and in federal government issued short term instruments. Accounts receivable credit risk is reduced by a large and diversified customer base, requirement of letters of credit, and, for regulated operations other than Alberta Power (2000), the ability to recover an estimate for doubtful accounts through approved customer rates.

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms and conditions of that contract. Derivative credit risk is minimized by dealing with large, credit-worthy counterparties in accordance with established credit approval policies.

The maximum exposure to credit risk is the carrying value of loans and receivables on the balance sheet. The Corporation does not have a concentration of credit risk with any counterparties. A significant portion of loans and receivables arise from the Corporation's operations in Alberta.

7. **Risk management and financial instruments** (continued)

Accounts receivable are non-interest bearing and are generally due in 30 to 90 days. At March 31, 2008, the provision for impairment of credit losses was $2.6 million. The changes in the provision for impairment were as follows:

	2008
Provision at beginning of period	$ 2.8
Impairment of receivables	0.2
Receivables written off as uncollectible	(0.4)
Provision at end of period	$ 2.6

At March 31, 2008, the aging analysis of trade receivables that are past due but not impaired is as follows:

	2008
30 to 90 days	$29.6
Greater than 90 days	5.8
	$35.4

No other impairments have been identified within accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. Funds generated by operations provide a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term debt, non-recourse long term debt and preferred shares. Commercial paper borrowings and short term bank loans are used under available credit lines to provide flexibility in the timing and amounts of long term financing. The Corporation has a policy not to invest any of its cash balances in asset backed securities; consequently, the recent turmoil in the asset-backed commercial paper market has had no impact on the Corporation.

Contractual obligations have not changed substantially from those disclosed in the Corporation's December 31, 2007 consolidated financial statements.

7. **Risk management and financial instruments** (continued)

Fair value of non-derivative financial instruments

The carrying values and fair values of the Corporation's non-derivative financial instruments are as follows:

	March 31			
	2008		2007	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Financial Assets				
Held For Trading:				
Cash [1]	**$ 258.6**	**$ 258.6**	$ 258.4	$ 258.4
Held to Maturity:				
Short term investments [1]	**706.2**	**706.2**	778.0	778.0
Loans and Receivables:				
Accounts receivable [1]	**443.9**	**443.9**	388.0	388.0
Financial Liabilities				
Held For Trading:				
Bank indebtedness [2]	**58.1**	**58.1**	12.1	12.1
Other Liabilities:				
Accounts payable and accrued liabilities [2]	**453.8**	**453.8**	439.0	439.0
Long term debt [3]	**2,657.9**	**2,979.4**	2,452.8	2,827.6
Non-recourse long term debt [3]	**629.0**	**677.4**	777.3	824.8
Preferred shares [4]	**150.0**	**159.1**	150.0	165.7

(1) Recorded at cost. Fair value approximates the carrying amounts due to the short term nature of the financial instruments and negligible credit losses.

(2) Recorded at cost. Fair value approximates the carrying amounts due to the short term nature of the financial instruments.

(3) Recorded at amortized cost. Fair values are determined using quoted market prices for the same or similar issues. Where the market prices are not available, fair values are estimated using discounted cash flow analysis based on the Corporation's current borrowing rate for similar borrowing arrangements.

(4) Recorded at cost. Fair values are determined using quoted market prices for the same or similar issues.

7. Risk management and financial instruments (continued)

Fair value of derivative financial instruments

The fair values of the Corporation's derivative financial instruments are as follows:

	March 31					
	2008			2007		
	Notional Principal [1]	**Fair Value Receivable (Payable)** [3]	**Maturity**	Notional Principal [1]	Fair Value Receivable (Payable) [3]	Maturity
Held For Trading:						
Interest rate swaps	**$312.0**	**$(10.7)**	**2008-2019**	$348.3	$(7.7)	2007-2019
Foreign currency forward contracts	**$ 9.3**	**Nil**	**2008-2009**	$ 5.5	$(0.2)	2007
Natural gas purchase contracts	**N/A** [2]	**$71.9**	**2014**	N/A [2]	$81.9	2014

[1] *The notional principal is not recorded in the consolidated financial statements as it does not represent amounts that are exchanged by the counterparties.*

[2] *The notional amount for the natural gas purchase contracts is the maximum volumes that can be purchased over the terms of the contracts.*

[3] *Fair values for the interest rate swaps and the foreign currency forward contracts have been estimated using period-end market rates, and fair values for the natural gas purchase contracts have been estimated using period-end forward market prices for natural gas. These fair values approximate the amount that the Corporation would either pay or receive to settle the contract at March 31.*

Sensitivity analysis

The analysis below illustrates the extent to which the Corporation's results are impacted by financial instruments and the underlying market risks (interest rate risk, foreign currency exchange risk, and commodity price risk). Non-derivative financial instruments (listed on the previous page) are recorded at cost and are not affected by changes in market variables whereas derivative financial instruments are affected by market variables.

The following table reflects the sensitivity in the fair value of outstanding derivative instruments to reasonably possible changes in Canadian and Australian interest rates, the foreign currency exchange rates of the Canadian dollar to the U.S. dollar and the forward price of natural gas. The analysis excludes the impact that changes in the underlying market risks would have on non-financial assets and liabilities, foreign currency translation of self-sustaining foreign operations included in accumulated other comprehensive income, and carrying value of employee future benefits. Sensitivities are reflected in changes to earnings and other comprehensive income (after income taxes and non-controlling interests).

Assumptions made in arriving at the sensitivity analysis are as follows:

- Changes in the fair value of derivative instruments that are effective cash flow hedges from movements in interest rates or foreign currency exchange rates are recorded in other comprehensive income.
- Changes in the fair value of derivative instruments that are not designated as hedges, that are fair value hedges or that are ineffective cash flow hedges are recorded in earnings.
- Balance sheet sensitivity to interest rates and foreign currency exchange rates relates only to derivative instruments. There are no available for sale financial assets and other liabilities are carried at amortized cost, in which case the carrying values are not affected by changes in interest rates and foreign currency exchange rates.
- Changes in the forward price of natural gas affect the mark to market adjustment of the natural gas purchase contracts derivative asset and the corresponding adjustment for the associated power generation revenue contract liability.

7. Risk management and financial instruments (continued)

	Three Months Ended March 31 2008	
	Earnings	Other Comprehensive Income
Canadian interest rates		
25 basis points increase	$ 0.1	$ 0.6
25 basis points decrease	$(0.1)	$(0.6)
Australian interest rates		
25 basis points increase	$ -	$ 0.1
25 basis points decrease	$ -	$(0.1)
U.S. dollar exchange rate		
10% increase	$ 1.5	$ -
10% decrease	$(1.5)	$ -
Forward price of natural gas		
10% increase	$ 1.5	$ -
10% decrease	$(1.5)	$ -

8. Employee future benefits

In the three months ended March 31, 2008, net expense of $3.9 million (2007 – $4.4 million) was recognized for pension benefit plans and net expense of $1.4 million (2007 – $1.3 million) was recognized for other post employment benefit plans.

9. Segmented information

Segmented results – Three months ended March 31

2008 2007 *(Unaudited)*	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$ 363.2** $ 338.4	**$ 212.3** $ 218.7	**$175.4** $151.2	**$ 82.5** $120.1	**$ 1.1** $ 1.2	**$ -** $ -	**$ 834.5** $ 829.6
Revenues – intersegment [1]	**6.3** 6.3	**-** -	**38.7** 30.7	**10.4** -	**3.2** 3.2	**(58.6)** (40.2)	**-** -
Revenues	**$ 369.5** $ 344.7	**$ 212.3** $ 218.7	**$214.1** $181.9	**$ 92.9** $120.1	**$ 4.3** $ 4.4	**$ (58.6)** $ (40.2)	**$ 834.5** $ 829.6
Earnings attributable to Class I and Class II shares	**$ 34.8** $ 25.7	**$ 20.2** $ 24.5	**$ 25.6** $ 22.5	**$ 8.9** $ 9.1	**$ 3.2** $ 0.5	**$ (0.4)** $ (0.7)	**$ 92.3** $ 81.6
Total assets	**$4,223.9** $3,820.5	**$2,429.4** $2,534.8	**$359.2** $240.4	**$335.9** $304.6	**$733.5** $767.4	**$ 123.1** $ 197.4	**$8,205.0** $7,865.1
Allocation of goodwill	**$ 46.5** $ 46.5	**$ 23.1** $ 23.1	**$ 1.6** $ 1.6	**$ -** $ -	**$ -** $ -	**$ -** $ -	**$ 71.2** $ 71.2

[1] *Intersegment revenues are recognized on the basis of prevailing market or regulated prices.*



News Release

ATCO LTD.
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release
April 21, 2008

ATCO Ltd. Eligible Dividends

CALGARY, Alberta – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2008)	Payment Date (2008)
Class I Non-Voting	ACO.X	0.235	11-Jun	30-Jun
Class II Voting	ACO.Y	0.235	11-Jun	30-Jun
5.75% Series 3	ACO.PR.A	0.359375	07-May	01-Jun

These dividends are eligible dividends for Canadian income tax purposes.

ATCO Ltd., an Alberta-based worldwide organization of companies with assets of approximately $8.0 billion and more than 7,800 employees, is comprised of three main business divisions: Power Generation, Utilities (natural gas and electricity transmission and distribution) and Global Enterprises (industrials, technology, logistics and energy services).

More information about ATCO Ltd. can be found on its website www.atco.com.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President & Chief Financial Officer
ATCO Ltd.
(403) 292-7502

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporation's expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.



News Release

ATCO LTD
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release

April 22, 2008

ATCO Ltd. to Release First Quarter Results Tuesday, April 29, 2008

CALGARY, Alberta – ATCO Ltd. (TSX: ACO.X, ACO.Y) will release its financial results for the first quarter ended March 31, 2008 on Tuesday, April 29, 2008. The news release will be distributed via www.marketwire.com and the results, including Financial Statements and Management's Discussion & Analysis, will be posted on www.atco.com.

ATCO Ltd., an Alberta-based worldwide organization of companies with assets of approximately $8.0 billion and more than 7,800 employees, is comprised of three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises (industrial manufacturing, technology, logistics and energy services).

More information about ATCO Ltd. can be found on its website www.atco.com.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President & Chief Financial Officer
ATCO Ltd.
(403) 292-7502

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporation's expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

FILE NO. 82-34745



News Release

ATCO LTD.
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release

April 29, 2008

ATCO REPORTS 13% INCREASE IN FIRST QUARTER EARNINGS

CALGARY, Alberta - **ATCO Ltd. (TSX: ACO.X, ACO.Y)**

Earnings of $92.3 million ($1.60 per share) for the three months ended March 31, 2008, compared to earnings of $81.6 million ($1.40 per share) for the same three months in 2007, were reported today by ATCO Ltd.

"ATCO is reporting strong first quarter earnings as our Utilities and Global Enterprises divisions continue to build on their 2007 performance," said Nancy Southern, President and Chief Executive Officer, ATCO Group. "We experienced good performance in our space rentals business, the growing regulated utilities, increased margins and prices from natural gas liquids extraction, and we restored full production at two large power generating facilities where unplanned outages occurred."

ATCO also reported an increase in "adjusted earnings" for the first quarter, which excludes certain items not in the normal course of business or a result of day-to-day operations. Adjusted earnings for the three months ended March 31, 2008 were $92.1 million ($1.59 per share) compared to adjusted earnings of $79.3 million ($1.36 per share) for the same three months in 2007.

RECENT DEVELOPMENTS

- On April 28, 2008, ATCO Frontec and their partner, the Fort McKay First Nation, announced that they have been selected by Suncor Energy to create and operate a 1,148-room accommodation complex to support oil sands development north of Fort McMurray, Alberta. ATCO Structures will supply the rooms in modular units. The complex is expected to open on May 25, 2008, and remain in place for a one-year period.
- On April 14, 2008, ATCO Frontec announced the opening of the first phase of their new Creeburn Lake Lodge near Fort McMurray, Alberta. ATCO Frontec also announced that evaluation is underway to consider doubling the capacity in the Lodge to 1,000 rooms.
- On April 21, 2008, ATCO Structures announced they have been contracted to build a 600-person workforce housing and a permanent core facility for workers at the Koniambo Nickel mine in New Caledonia, off the east coast of Australia. When fully operational, the camp facility will provide accommodation for 3,500 people.
- On March 6, 2008, ATCO Power announced that its 1,000 megawatt Barking Power Station in East London, England, of which ATCO Power owns 25.5%, resumed full operations. An unplanned outage had reduced the plant's capacity to approximately 400 megawatts. Insurance proceeds, which covered losses incurred during the first quarter of 2008 (ATCO earnings of $4.5 million) and a portion of the losses incurred in 2007 (ATCO earnings of $1.7 million), were recorded in the first quarter of 2008. The final insurance settlement is pending.
- Alberta Power (2000)'s Battle River Unit #4 Generating Station (approximately 150 megawatts) resumed full operations on March 27, 2008. An unplanned outage was originally reported on February 6, 2008.

[continued]

Financial Summary and Reconciliation of Adjusted Earnings	**For the Three Months Ended March 31**	
	2008	2007
($ Millions except per share data)	*(unaudited)*	
Reported Earnings	**92.3**	81.6
ATCO Power Mark-to-Market Adjustment	**(0.2)**	(2.3)
Adjusted Earnings (1)	**92.1**	79.3
Earnings Per Share	**1.60**	1.40
Adjusted Earnings Per Share (1)	**1.59**	1.36
Revenues	**834.5**	829.6
Funds Generated By Operations (1) (2)	**276.8**	261.5

(1) This measure is not defined by Generally Accepted Accounting Principles and may not be comparable to similar measures used by other companies.

(2) This measure is cash flow from operations before changes in non-cash working capital.

Adjusted earnings for the three months ended March 31, 2008, increased primarily due to increased business activity in space rentals operations in Canada and Australia in ATCO Structures, the impact of customer growth and Alberta Utilities Commission (AUC) approved interim customer rates associated with the 2008 and 2009 general rate application ("Interim Rates"), the impact of decreased quarterly depreciation expense allocation and colder temperatures in ATCO Gas, and higher margins and prices for natural gas liquids extraction in ATCO Midstream. The change in the ATCO Gas depreciation expense allocation resulted in an increase in ATCO's consolidated earnings after non-controlling interests of $2.5 million. As this change relates to the quarterly allocation of full year depreciation expense it will have no impact on full year earnings. These increases were partially offset by the timing and demand of natural gas storage capacity sold and lower storage fees in ATCO Midstream and lower business activity in ATCO Structures' manufacturing operations in Canada and Australia.

Revenues for the three months ended March 31, 2008, increased primarily due to increased international operations in ATCO Frontec, Interim Rates, customer growth, higher franchise fees collected on behalf of cities and municipalities and colder temperatures in ATCO Gas, and higher sales of natural gas on a no-margin basis for storage operations in ATCO Midstream. These increases were partially offset by lower business activity in ATCO Structures' manufacturing operations in Canada and Australia.

Funds generated by operations for the three months ended March 31, 2008, increased primarily due to higher earnings partially offset by decreased deferred availability incentives in Alberta Power (2000).

ATCO Ltd.'s consolidated financial statements, and management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2008, will be available on ATCO Ltd.'s website (www.atco.com) or via SEDAR (www.sedar.com) or can be requested from the Corporation.

ATCO Ltd., an Alberta-based worldwide organization of companies with assets of approximately $8.2 billion and more than 7,800 employees, is comprised of three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises (industrial manufacturing, technology, logistics and energy services).

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
ATCO Ltd.
(403) 292-7502

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

FILE NO. 82-34745

ATCO

GROUP

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2008

ATCO Ltd.

Management's Discussion and Analysis (MD&A)
For the Three Months Ended March 31, 2008

This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three months ended March 31, 2008, and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 (2007 MD&A). **Information contained in the 2007 MD&A that is not discussed in this document remains substantially unchanged.** This MD&A is dated April 28, 2008. Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Table of Contents

Glossary

Adjusted Earnings means earnings attributable to Class I and Class II Shares after adjustments for items that are not in the normal course of business nor a result of day-to-day operations. These items are usually of a non-recurring or one-time nature. Refer to Reconciliation of Earnings Attributable to Class I and Class II Shares and Adjusted Earnings section for a description of these items (non GAAP items).

Adjusted Earnings per Share is calculated by dividing Adjusted Earnings for a period by the weighted average number of Class I and Class II Shares outstanding during the period (non GAAP items).

AESO means the Alberta Electric System Operator.

Alberta Power Pool means the market for electricity in Alberta operated by AESO.

AUC means the Alberta Utilities Commission and its predecessor, the Alberta Energy and Utilities Board.

Availability means a measure of time, expressed as a percentage of continuous operation, that a generating unit is capable of producing electricity, regardless of whether the unit is actually generating electricity.

Class I Shares means Class I Non-Voting Shares of the Company.

Class II Shares means Class II Voting Shares of the Company.

Company means ATCO Ltd. and, unless the context otherwise requires, includes its subsidiaries.

Frac spread means the premium or discount between the purchase price of natural gas and the selling price of extracted natural gas liquids on a heat content equivalent basis.

GAAP means Canadian generally accepted accounting principles.

GHG means any greenhouse gas which has the potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide and hydrofluorocarbons.

Gigajoule (GJ) means a unit of energy equal to approximately 948.2 thousand British thermal units.

Mark-to-market means assigning a value to a contract or financial instrument based on the current market prices for that instrument or similar instruments.

Megawatt (MW) means a measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) means a measure of electricity consumption equal to the use of 1,000,000 watts of power over a one-hour period.

NGL means natural gas liquids, such as ethane, propane, butane and pentanes plus, that are extracted from natural gas and sold as distinct products or as a mix.

Petajoule (PJ) means a unit of energy equal to approximately 948.2 billion British thermal units.

PPA means Power Purchase Arrangements that became effective on January 1, 2001, as part of the process of restructuring the electric utility business in Alberta. The PPAs are legislatively mandated and approved by the AUC.

Propane Plus means propane, butane, pentane and other hydrocarbons other than methane and ethane.

Shrinkage Gas means the natural gas which is used to replace, on a heat equivalent basis, the NGL extracted during NGL extraction operations.

Spark spread means the difference between the selling price of electricity and the marginal cost of producing electricity from natural gas. In this MD&A, spark spreads are based on an approximate industry heat rate of 7.5 GJ per MWh.

U.K. means United Kingdom.

Company Overview

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited (Canadian Utilities), of which ATCO Ltd. owns 52.5% (40.5% of the Class A non-voting shares and 74.7% of the Class B common shares), and ATCO Structures Inc., ATCO Noise Management Ltd., and ATCO Resources Ltd., of which ATCO Ltd. owns 100% of the Class A non-voting shares and Class B common shares. The consolidated financial statements have been prepared in accordance with GAAP and the reporting currency is the Canadian dollar.

The Company operates in the following business segments:

The **Utilities** Business Group includes:

- the regulated distribution of natural gas by ATCO Gas;
- the regulated transmission and distribution of water by CU Water;
- the regulated transmission of natural gas by ATCO Pipelines;
- the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical; and
- the provision of non-regulated complementary projects by ATCO Energy Solutions.

The **Power Generation** Business Group includes:

- the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources;
- the regulated supply of electricity by Alberta Power (2000); and
- the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants by ASHCOR Technologies.

The **Global Enterprises** Business Group includes:

- the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream;
- the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec;
- the development, operation and support of information systems and technologies, and the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek;
- the sale of travel services to both business and consumer sectors by ATCO Travel;
- the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures (Industrials); and
- the design, supply and construction of industrial noise abatement solutions by ATCO Noise Management (Industrials).

For financial reporting purposes ATCO Midstream, ATCO Frontec, ATCO I-Tek and ATCO Travel are included in the Global Enterprises segment and ATCO Structures and ATCO Noise Management are included in the Industrials segment.

The Corporate and Other segment includes cash balances and commercial real estate owned by ATCO Ltd., ATCO Investments and Canadian Utilities in Alberta.

Transactions between business segments are eliminated in all reporting of the Company's consolidated financial information. For additional information on the Company's business segments, refer to Note 9 to the unaudited interim consolidated financial statements for the three months ended March 31, 2008.

Forward-Looking Information

Certain statements contained in this MD&A constitute forward-looking information. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes that the expectations reflected in the forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information should not be unduly relied upon.

In particular, this MD&A contains forward-looking information pertaining to contractual obligations, planned capital expenditures, the impact of changes in government regulation, impact of commodity prices and Industrials segment market developments. Actual results could differ materially from those anticipated in this forward-looking information as a result of regulatory decisions, competitive factors in the industries in which the Company operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Company.

Non-GAAP Measures

The Company uses the measures "funds generated by operations", "Adjusted Earnings" and "Adjusted Earnings per Class I and Class II Share" in this MD&A. These measures do not have any standardized meaning under GAAP and might not be comparable to similar measures presented by other companies.

Funds generated by operations is defined as cash flows from operations before changes in non-cash working capital. In management's opinion, funds generated by operations is a significant performance indicator of the Company's ability to generate cash during a period to fund its capital expenditures without regard to changes in non-cash working capital during the period.

Adjusted Earnings is defined as earnings attributable to Class I and Class II Shares after adjustments for items that are not in the normal course of business nor a result of day-to-day operations. These items are usually of a non-recurring or one-time nature. Management believes Adjusted Earnings allow for a more effective analysis of operating performance and trends. A reconciliation of Adjusted Earnings to earnings attributable to Class I and Class II Shares is presented in the Results of Operations – Selected Quarterly Information section.

Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that have occurred during the three months ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Results of Operations

SELECTED QUARTERLY INFORMATION

	For the Three Months Ended [1][2][3]			
($ millions except per share data)	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	(unaudited)			
2008				
Revenues	834.5	-	-	-
Earnings attributable to Class I and Class II Shares	92.3	-	-	-
Earnings per Class I and Class II Share	1.60	-	-	-
Diluted earnings per Class I and Class II Share	1.58	-	-	-
Adjusted Earnings [4]	92.1	-	-	-
Adjusted Earnings per Class I and Class II Share [4]	1.59	-	-	-
2007				
Revenues	829.6	691.7	605.1	775.4
Earnings attributable to Class I and Class II Shares	81.6	55.3	50.1	63.8
Earnings per Class I and Class II Share	1.40	0.95	0.86	1.10
Diluted earnings per Class I and Class II Share	1.38	0.94	0.85	1.09
Adjusted Earnings [4]	79.3	45.4	49.2	47.1
Adjusted Earnings per Class I and Class II Share [4]	1.36	0.78	0.84	0.81
2006				
Revenues	-	655.4	663.4	809.4
Earnings attributable to Class I and Class II Shares	-	43.6	44.4	56.0
Earnings per Class I and Class II Share	-	0.73	0.75	0.95
Diluted earnings per Class I and Class II Share	-	0.72	0.74	0.95
Adjusted Earnings	-	38.5	44.7	56.0
Adjusted Earnings per Class I and Class II Share	-	0.64	0.75	0.95

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Company's operations, changes in electricity prices in Alberta, the timing and demand of natural gas storage capacity sold, changes in natural gas storage fees, changes in NGL prices and natural gas costs and the timing of rate decisions, revenues, earnings and Adjusted Earnings for any quarter are not necessarily indicative of operations on an annual basis.

(3) The above data (other than Adjusted Earnings and Adjusted Earnings per Class I and Class II Share) has been extracted from the financial statements, which have been prepared in accordance with GAAP and the reporting currency is the Canadian dollar.

(4) Refer to Significant Non-Operating Financial Items section for a description of the adjustments made to earnings attributable to Class I and Class II Shares to obtain Adjusted Earnings.

The principal factors that caused variations in **financial condition** and **results of operations** over the past eight quarters necessary to understand general trends that have developed and the seasonality of the businesses disclosed in the 2007 MD&A remain substantially unchanged.

RECONCILIATION OF EARNINGS ATTRIBUTABLE TO CLASS I AND CLASS II SHARES AND ADJUSTED EARNINGS

Adjusted Earnings are referred to in various sections of this MD&A. The following table reconciles Adjusted Earnings, which are earnings attributable to Class I and Class II Shares after adjustments for items that are not in the normal course of business nor a result of day-to-day operations. These items are usually of a non-recurring or one-time nature. A description of each adjustment is provided in the Significant Non-Operating Financial Items section.

	For the Three Months ended March 31		
($ millions)	**2008**	2007	Change to 2008 (2008-2007)
Earnings attributable to Class I and Class II Shares	**92.3**	81.6	13.1%
Mark-to-Market Adjustment	**(0.2)**	(2.3)	(91.3)%
Adjusted Earnings	**92.1**	79.3	16.1%

SIGNIFICANT NON-OPERATING FINANCIAL ITEMS

Consolidated and segmented financial results include the following Significant Non-Operating Financial Items.

Natural Gas Purchase Contracts and Associated Power Generation Revenue Contract Liability (Mark-to-Market Adjustment)

ATCO Power has long term contracts for the supply of natural gas for certain of its power generation projects. Under the terms of certain of these contracts, the volume of natural gas that ATCO Power is entitled to take is in excess of the natural gas required to generate power. As the excess volume of natural gas can be sold, ATCO Power is required to designate these entire contracts as derivative instruments. ATCO Power recognized a non-current derivative asset of $59.0 million on January 1, 2007; thereafter, ATCO Power will record Mark-to-Market Adjustments through earnings as the fair values of these contracts change with changes in future natural gas prices. These natural gas purchase contracts mature in November 2014.

As all but the excess volume of natural gas is committed to ATCO Power's power generation obligations, ATCO Power could not recognize the entire fair values of these natural gas purchase contracts in its revenues. Consequently, on January 1, 2007, ATCO Power recognized a provision for a power generation revenue contract in the amount of $44.8 million; thereafter, ATCO Power will record adjustments to the power generation revenue contract liability concurrently with the Mark-to-Market Adjustments for the natural gas purchase contracts derivative asset. This power generation revenue contract liability is included in deferred credits in the consolidated balance sheet.

The Mark-to-Market Adjustment for the derivative asset and the corresponding adjustment for the associated power generation revenue contract liability increased earnings by $0.2 million, net of income taxes and non-controlling interests, for the three months ended March 31, 2008 ($2.3 million in 2007). At March 31, 2008, the natural gas purchase contracts derivative asset is $71.9 million ($81.9 million in 2007) and the power generation revenue contract liability is $53.2 million ($61.3 million in 2007).

CONSOLIDATED REVENUES AND EARNINGS

Consolidated first quarter 2008 **revenues increased** by $4.9 million (0.6%) over the first quarter of 2007. This increase was primarily attributable to a $24.8 million (7.2%) increase in revenues in the Utilities segment, and a $32.2 million (17.7%) increase in revenues in the Global segment. These increases were partially offset by a $27.2 million (22.6%) decrease in revenues in the Industrials segment. Revenues in the Power Generation segment and the Corporate and Other segment were substantially unchanged.

Increases in revenues were primarily attributable to increased international operations in ATCO Frontec, AUC approved interim customer rates associated with the 2008 and 2009 general rate application (ATCO Gas Interim Rates), the impact of customer growth, higher franchise fees collected on behalf of cities and municipalities and colder temperatures in ATCO Gas and higher sales of natural gas on a no-margin basis for storage operations in ATCO Midstream. Increased business activity in ATCO Noise Management and higher AUC approved customer rates associated with the 2007 and 2008 general tariff application in ATCO Electric (ATCO Electric GTA) also contributed to these increased revenues. These increases were partially offset by lower business activity in ATCO Structures' manufacturing operations in Canada, Australia and the United States and the unplanned outage at the Barking generating plant in ATCO Power's U.K. operations, net of insurance proceeds (Barking Outage, refer to Segmented Information - Power Generation - Unplanned Outage at Barking Generating Plant section).

Earnings for the three months ended March 31, 2008 were $92.3 million, an **increase** of $10.7 million (13.1%), over the first quarter of 2007, including the impact of the adjustments identified in the Significant Non-Operating Financial Items section.

For the three months ended March 31, 2008, **Adjusted Earnings** were $92.1 million, an **increase** of $12.8 million (16.1%), over the same period of 2007. The primary reasons for the increased Adjusted Earnings were increased business activity in ATCO Structures' space rentals operations in Canada and Australia, the impact of customer growth and ATCO Gas Interim Rates net of cost increases, the change in quarterly depreciation expense allocation (ATCO Gas Depreciation Expense Adjustment, refer to Segmented Information - ATCO Gas section) and colder temperatures in ATCO Gas, higher margins and prices for NGL extraction in ATCO Midstream and increased international operations in ATCO Frontec. These increases were partially offset by the timing and demand of natural gas storage capacity sold and lower storage fees in ATCO Midstream and lower business activity in ATCO Structures' manufacturing operations in Canada and Australia.

Interest and other income decreased for the first quarter of 2008 by $7.3 million to $15.2 million mainly due to the Mark-to-Market Adjustment in ATCO Power.

CONSOLIDATED EXPENSES

	For the Three Months Ended March 31		
($ millions)	**2008**	2007	Change to 2008 (2008-2007)
Operating expenses:			
Natural gas supply	**13.7**	2.7	407.4%
Purchased power	**15.3**	13.8	10.9%
Operation and maintenance	**301.2**	336.6	(10.5%)
Selling and administrative	**56.2**	49.9	12.6%
Franchise fees	**62.7**	58.5	7.2%
	449.1	461.5	(2.7%)
Depreciation and amortization	**99.2**	100.1	(0.9%)
Interest	**59.0**	57.9	1.9%
Dividends on preferred shares	**2.2**	2.2	0.0%
Income taxes	**68.3**	75.7	(9.8%)
Non-controlling interests	**79.6**	73.1	8.9%

Operating expenses for the three months ended March 31, 2008, **decreased** by $12.4 million (2.7%) over the same period in 2007. Natural gas supply increased as a result of higher purchases of natural gas for storage operations in ATCO Midstream. Operation and maintenance expenses were lower primarily as a result of decreased manufacturing activities in ATCO Structures' operations in Canada and Australia and the impact of the Barking Outage, partially offset by the recording of GHG emission fees by Alberta Power (2000) recovered from its customers in accordance with the PPAs which cover costs of the recent changes in environmental laws (refer to Business Risks - Environmental Matters section). Selling and administrative expenses increased primarily as a result of the impact of inflation, increased salaries and project development costs. Higher franchise fees were collected in ATCO Gas.

For the three months ended March 31, 2008, **depreciation and amortization expenses decreased** by $0.9 million (0.9%) over the same period in 2007 primarily due to the ATCO Gas Depreciation Expense Adjustment, partially offset by capital additions in 2007 and 2008 in the Utilities segment.

Interest expense for the first quarter of 2008 **increased** by $1.1 million (1.9%) over the first quarter of 2007, primarily due to increased interest on new financings issued in 2007 to fund capital expenditures in the Utilities segment, partially offset by the repayment of ATCO Power's and ATCO Resource's non-recourse financings in 2008 and 2007.

For the three months ended March 31, 2008, **income taxes decreased** by $7.4 million (9.8%) over the first quarter of 2007 primarily due to lower corporate income tax rates and lower future income taxes in the Utilities segment resulting from the ATCO Electric GTA, which required ATCO Electric, in the third quarter of 2007, to change its income tax methodology for the recording of Federal Income Taxes. This change in methodology does not affect earnings as ATCO Electric's revenues and income tax expense were reduced by similar amounts. Offsetting this decrease was higher earnings.

The **non-controlling interests of share owners** for the three months ended March 31, 2008, **increased** by $6.5 million to $79.6 million over the same period in 2007, primarily due to higher earnings in Canadian Utilities.

SEGMENTED INFORMATION

	For the Three Months Ended March 31						
($ millions)	Utilities	Power Generation	Global Enterprises	Industrials	Corporate & Other	Intersegment Eliminations	Total
2008							
Revenues	**369.5**	**212.3**	**214.1**	**92.9**	**4.3**	**(58.6)**	**834.5**
Earnings attributable to Class I and Class II Shares	**34.8**	**20.2**	**25.6**	**8.9**	**3.2**	**(0.4)**	**92.3**
Mark-to-Market Adjustment [1]	-	**(0.2)**	-	-	-	-	**(0.2)**
Adjusted Earnings	**34.8**	**20.0**	**25.6**	**8.9**	**3.2**	**(0.4)**	**92.1**
2007							
Revenues	344.7	218.7	181.9	120.1	4.4	(40.2)	829.6
Earnings attributable to Class I and Class II Shares	25.7	24.5	22.5	9.1	0.5	(0.7)	81.6
Mark-to-Market Adjustment [1]	-	(2.3)	-	-	-	-	(2.3)
Adjusted Earnings	25.7	22.2	22.5	9.1	0.5	(0.7)	79.3

Note:
[1] Refer to Significant Non-Operating Financial Items section for a description of the adjustments.

Utilities

Utilities **revenues** in the first quarter of 2008 **increased** by $24.8 million (7.2%) from the first quarter of 2007. Items that contributed to increased revenues were the ATCO Gas Interim Rates, the impact of customer growth, higher franchise fees collected on behalf of cities and municipalities and colder temperatures in ATCO Gas and the impact of the ATCO Electric GTA.

Temperatures in ATCO Gas in the first quarter of 2008 were 0.3% warmer than normal, compared to 5.1% warmer than normal in the first quarter of 2007.

In the first quarter of 2008, **earnings** and **Adjusted Earnings** were $34.8 million, an **increase** of $9.1 million (35.4%) over the first quarter of 2007. The primary reasons for the increase were the ATCO Gas Interim Rates net of cost increases, customer growth, the ATCO Gas Depreciation Expense Adjustment and colder temperatures in ATCO Gas and the impact of the ATCO Electric GTA.

Depreciation Expense Adjustment

Effective January 1, 2008, ATCO Gas prospectively changed the allocation of annual depreciation and amortization expense on a quarterly basis. The method of quarterly allocation has been changed from an estimate based on the timing of revenues to the straight line basis, resulting in a reduction to ATCO Gas' depreciation and amortization expense of $7.1 million in the first quarter of 2008 as compared to the depreciation and amortization expense recorded in the first quarter of 2007. The annual depreciation and amortization expense continues to be on the straight line basis and therefore this change does not affect the total depreciation and amortization expense recognized for the year. This change in allocation resulted in an increase to ATCO's consolidated earnings of $2.5 million, net of income taxes and non-controlling interests, for the three months ended March 31, 2008, compared to the three months ended March 31, 2007.

Regulatory Developments

The AUC administers acts and regulations regarding rates, financing, accounting, construction, operation, and service area. The return on common equity for regulated utility operations was established by the AUC using its standardized rate of return methodology for utilities in Alberta. The rate of return was established in 2004 and is adjusted annually by 75% of the change in long term Government of Canada bond yield, similar to the adjustment mechanism used by the National Energy Board. The rate of return for 2007 was 8.51% and for 2008 has been set at 8.75%. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year.

In February 2008, the AUC initiated a generic proceeding to determine if the standardized rate of return methodology established in 2004 should be reviewed. This proceeding will determine if the current methodology continues to yield a fair return on equity for utility companies. Furthermore the AUC is addressing whether the existing AUC approved capital structures for all utility companies should be reviewed in a generic proceeding or, alternatively, to continue to address changes in capital structure in utility company specific rate applications. A decision from the AUC on whether to proceed, and how to proceed, on these issues is expected in the second quarter of 2008.

Benchmarking

ATCO Electric, ATCO Gas, and ATCO Pipelines purchase information technology services from ATCO I-Tek. ATCO Electric and ATCO Gas also purchase customer care and billing services from ATCO I-Tek. The recovery of these costs in customer rates is subject to AUC approval. Since 2003, the costs have been approved on a placeholder basis, and are subject to final AUC approval after completion of a collaborative benchmarking process. The benchmarking report, dealing with the period of 2003-2007, was received on January 23, 2008. In February 2008 the benchmarking report along with an application to adjust the placeholder rates was filed with the AUC. In April 2008, an agreement with the customer group concerning the adjustment to placeholders was submitted to the AUC for approval. Should this agreement be approved by the AUC it is not expected to have a material impact on consolidated earnings. An AUC decision on the agreement is expected in the second quarter of 2008.

Effective January 1, 2008, price changes for ATCO I-Tek's information technology services to ATCO Electric, ATCO Gas and ATCO Pipelines were implemented. Price changes relating to ATCO I-Tek's customer care and billing contract services for ATCO Gas and ATCO Electric were effective March 1, 2008. For 2008 and beyond, a new regulatory process will be set up to approve rates for information technology and customer care and billing services provided by ATCO I-Tek that can be included in customer rates.

Utility Asset Disposition Rate Review Proceeding

In March 2008, the AUC initiated a proceeding to consider the potential rate related implications for Alberta utilities of the Supreme Court of Canada's 2006 Calgary Stores Block Decision (Stores Block Decision). The Calgary Stores Block matter involved the disposition by ATCO Gas of its Calgary Stores Block facility and adjacent property in downtown Calgary. The Supreme Court held that utility shareholders were entitled to receive all proceeds resulting from the sale.

The AUC has indicated that the Stores Block Decision may have various implications with respect to regulation of Alberta utility companies. The AUC would like to develop a comprehensive understanding of these potential implications through this proceeding and then apply this understanding in a consistent manner in future decisions. At the conclusion of this proceeding, the AUC will issue a decision reflecting its conclusions with respect to the interpretation and application of the guidance provided by the courts and the resulting implications to be used in future proceedings.

ATCO Gas

Deferred Gas Account

ATCO Gas filed an application with the AUC to address, among other things, corrections required to historical transportation imbalances (the process whereby third party natural gas supplies are reconciled to amounts actually shipped in the Company's pipelines) that have impacted ATCO Gas' deferred gas account. In April 2005, the AUC issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The City of Calgary filed a leave to appeal the AUC's decision. ATCO Gas filed a cross appeal of the AUC's decision. On July 7, 2006, the Alberta Court of Appeal issued its decision granting the City of Calgary's leave to appeal on the question of whether the AUC erred in law or jurisdiction in assuming that it had the authority to allow recovery in 2005 of costs relating to prior years. At a hearing on April 13, 2007, the Alberta Court of Appeal declined to consider the City of Calgary's appeal and referred the jurisdictional question back to the AUC. On January 3, 2008, the AUC issued a decision confirming its jurisdiction to approve the prior period adjustment it had approved previously. In February 2008, the City of Calgary filed a Leave to Appeal the January 3, 2008 decision with the Alberta Court of Appeal.

Other Matters

The Company has a number of other regulatory filings and regulatory hearing submissions before the AUC for which decisions have not been received. The outcome of these matters cannot be determined at this time.

Power Generation

Power Generation's first quarter 2008 **revenues decreased** by $6.4 million (2.9%) over the first quarter of 2007, primarily as a result of the impact of the Barking Outage. This decrease was partially offset by the recording of GHG emission fees by Alberta Power (2000) recovered from its customers in accordance with the PPAs which cover costs of the recent changes in environmental laws (refer to Business Risks – Environmental Matters section).

Earnings for the three months ended March 31, 2008 were $20.2 million, a **decrease** of $4.3 million (17.6%) over the first quarter of 2007 including the impact of the adjustments identified in the Significant Non-Operating Financial Items section.

Adjusted Earnings for the three months ended March 31, 2008, were $20.0 million, a **decrease** of $2.2 million (9.9%) over the first quarter of 2007, primarily due to lower earnings resulting from reduced availability at the Barking generating plant and the impact of lower U.K. exchange rates on conversion of earnings to Canadian dollars in ATCO Power's U.K. operations. These decreases were primarily offset by the recognition of insurance proceeds from the Barking Outage.

Availability of Power Generation's generating plants by geographic region is set forth below:

	For the Three Months Ended March 31		
	2008	2007	Change to 2008 (2008-2007)
ATCO Power and ATCO Resources			
Canada	**98.6%**	94.6%	4.0%
U.K. [1]	**67.6%**	97.9%	(30.3)%
Australia	**99.9%**	97.0%	2.9%
Alberta Power (2000)			
Canada	**92.0%**	94.9%	(2.9)%

Note:
[1] The lower availability in 2008 reflects the outage at the Barking generating plant which commenced on October 25, 2007. On March 6, 2008, ATCO Power announced that the plant had returned to service.

Unplanned Outage at Barking Generating Plant

On October 25, 2007, ATCO Power's 1,000 MW Barking generating plant in the U.K. experienced an unplanned outage due to failure in a steam turbine generator. On March 6, 2008, ATCO Power announced that the plant had returned to service. This outage reduced the plant capacity to approximately 400 MWs during this period. The financial impact of the failure, prior to the recognition of insurance proceeds, was a decrease to ATCO Power's earnings of $13.4 million, ($8.6 million related to 2007 and $4.8 million related to the three months ended March 31, 2008). During the three month period ended March 31, 2008, $8.1 million of business interruption insurance proceeds were recorded, ($3.3 million related to 2007 and $4.8 million related to the three months ended March 31, 2008). ATCO Power was able to recognize these insurance proceeds as a result of the certainty supporting the allocation of the proceeds.

The financial impact of the failure, including the recognition of the insurance proceeds, was a decrease to ATCO's consolidated earnings, net of income taxes and non-controlling interests of $4.5 million in 2007 and increased earnings by $1.7 million for the three months ended March 31, 2008.

Discussions are ongoing with insurers and their advisers to arrive at a final settlement. At this time, an amount for the final insurance settlement cannot be determined.

Other Power Generation Developments

On January 30, 2008, Unit 4 at Alberta Power (2000)'s 150 MW Battle River generating plant experienced an unplanned outage due to a failure in the unit's generator. The unit returned to service on March 27, 2008. Alberta Power (2000) has claimed relief under the force majeure provisions of its PPA. These provisions provide protection for the operator against mechanical failures which last more than forty-two days, except for circumstances where it is found that the operator failed to follow good operating practices. If the claim for relief is not successful, the cash impact will be approximately $11.8 million. Due to the availability incentive pool deferral account, Alberta Power (2000) does not expect any material earnings impact as a result of this outage.

The majority of ATCO Power's and ATCO Resources' electricity sales to the Alberta Power Pool are from natural gas-fired generating plants, and as a result earnings are affected by natural gas prices and Alberta Power Pool prices. Alberta Power Pool electricity prices averaged $76.95 per MWh for the three months ended March 31, 2008, compared to average prices of $63.29 per MWh in corresponding period of 2007. Natural gas prices averaged $7.56 per GJ, compared to average prices of $7.00 per GJ in the first quarter of 2007. These electricity and natural gas prices resulted in an average spark spread of $20.23 per MWh for the three months ended March 31, 2008, up from $10.76 per MWh in first three months of 2007.

Changes in spark spread affect the results of approximately 479 MW of plant capacity owned in Alberta by ATCO Power, ATCO Resources and Alberta Power (2000) out of a total Alberta-owned capacity of approximately 1,838 MWs and approximately 70 MW of plant capacity owned in the U.K. by ATCO Power out of a total U.K.-owned capacity of approximately 262 MW and a worldwide owned capacity by ATCO Power, ATCO Resources and Alberta Power (2000) of approximately 2,687 MW.

The following chart demonstrates the volatility of Alberta spark spreads experienced by ATCO Power and ATCO Resources for the period of December 2003 to March 2008.


Alberta Spark Spreads
$140
$120
$100
$80
$60
$40
$20
$0
($20)
Alberta Spark Spread
($/Megawatt hour)
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
2004
2005
2006
2007
2008

The Company's merchant power sales are affected by volatility in power and natural gas prices caused by market forces such as fluctuating supply and demand for electricity. The Company manages this volatility through its adoption of asset optimization strategies for bidding its merchant power into both the Alberta and U.K. power markets.

Alberta Power (2000)

Under the terms of the PPAs, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. Incentives are payable by the PPA counterparties for availability in excess of predetermined targets, and penalties are payable by Alberta Power (2000) when the availability targets are not achieved.

During the three months ended March 31, 2008, the deferred availability incentive account increased by $0.9 million to $42.7 million, mainly due to incentives received in the first quarter due to good availability, partially offset by penalties paid for the Battle River generating plant forced outage. During the three months ended March 31, 2008, the amortization of deferred availability incentives, recorded in revenues, increased by $0.1 million to $3.0 million, compared to the corresponding period in 2007.

Greenhouse Gas Emissions

In 2007, Alberta Power (2000) began to record GHG emissions fees recovered from its customers in accordance with the PPAs which cover costs of recent changes in environmental laws (refer to Business Risks - Environmental Matters section). As the collection of the majority of these fees is on a flow-through basis, there is minimal impact on the earnings of Alberta Power (2000).

Global Enterprises

Global Enterprises **revenues increased** by $32.2 million (17.7%) for the three months ended March 31, 2008, as compared with the three months ended March 31, 2007. Items that increased revenues included increased international operations in ATCO Frontec and higher sales of natural gas on a no-margin basis for storage operations and higher prices and volumes of natural gas processed for NGL extraction in ATCO Midstream. These increases were partially offset by lower storage revenues due to the timing and demand of storage capacity sold and lower storage fees in ATCO Midstream.

Earnings and **Adjusted Earnings** for the three months ended March 31, 2008 were $25.6 million, an **increase** of $3.1 million (13.8%) over the first quarter of 2007. The primary reasons for the higher earnings in the first quarter of 2008 were higher margins and prices for NGL extraction in ATCO Midstream and increased international operations in ATCO Frontec. These increases were partially offset by lower storage fees in ATCO Midstream.

ATCO Midstream

NGL Extraction Operations

A portion of ATCO Midstream's revenues is derived from the extraction of NGL from natural gas and the marketing of NGL products under supply or marketing contracts. Total licensed capacity of ATCO Midstream's NGL plants is 371 million cubic feet per day.

ATCO Midstream's NGL extraction operations involve the extraction of NGL from natural gas and the replacement (on a heat content equivalent basis) of the NGL extracted with shrinkage gas. For Propane Plus, the difference between the price of natural gas and the value of the liquids extracted is commonly referred to as the frac spread. Frac spreads vary with fluctuations in the price of natural gas and the prices of the applicable liquid extracted. Frac spreads can be volatile, as shown in the following graph, which illustrates monthly frac spreads during the period of December 2003 to March 2008.



Frac Spread
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$/Gigajoule Propane Plus
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08

Note:
(1) The above chart represents measurements of frac spreads in Alberta, as reported by an independent consultant.

Fluctuations in frac spreads affect ATCO Midstream's earnings and cash flow from operations. A $1.00 change in the average annual frac spread impacts annual earnings by approximately $6 million.

Storage Operations

The majority of ATCO Midstream's natural gas storage revenues come from seasonal differences (summer/winter) in the price of natural gas (price differentials). Recognition of ATCO Midstream's revenues is determined through the terms of the contractual arrangements.

Summer/winter natural gas price differentials can be volatile, as shown in the following graph, which illustrates a range of seasonal spreads experienced during the storage periods from 2004-2005 to 2008-2009. Price differentials at any point in time may not always be indicative of the storage revenue and earnings for the same period due to the types of contracts and the timing of the revenue recognition associated with these contracts.


Net Summer/Winter Differential
$/Gigajoule
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
($0.50)
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
2004-2005
2005-2006
2006-2007
2007-2008
2008-2009

ATCO Midstream faces risks associated with changes to seasonal natural gas commodity price differentials. To mitigate this risk, ATCO Midstream maintains portfolios of varied contracts, delivery terms, capacities and customers for its storage operations.

ATCO Frontec

Recent Developments

On April 14, 2008, ATCO Frontec announced that the first phase of the 500-room Creeburn Lake Lodge in Fort McMurray, Alberta had opened for operations. Due to the demand for lodging, evaluation is underway to consider doubling capacity to 1,000 rooms under the existing joint venture with the Fort McKay First Nation.

On April 28, 2008, ATCO Frontec and their partner, the Fort McKay First Nation, announced that they have been selected by Suncor Energy to create and operate a 1,148-room accommodation complex to support oil sands development north of Fort McMurray. ATCO Structures will supply the rooms in modular units. The complex is expected to open on May 25, 2008, and remain in place for a one-year period.

Industrials

The Industrial segment's first quarter 2008 **revenues decreased** by $27.2 million (22.6%) over the first quarter of 2007, primarily due to lower manufacturing operations in ATCO Structures in Canada, Australia and the United States. This decrease was partially offset by increased business activity in ATCO Noise Management and increased space rentals operations in ATCO Structures in Canada and Australia.

Earnings and **Adjusted Earnings** for the three months ended March 31, 2008 were **substantially unchanged** at $8.9 million. Increases from improved space rentals operations in ATCO Structures in Canada and Australia and increased business activity in ATCO Noise Management were partially offset by lower manufacturing activity in ATCO Structures in Canada and Australia.

ATCO Structures

	For the Three Months Ended March 31		
	2008	2007	Change to 2008 (2008-2007)
Manufacturing hours	**307,213**	409,897	(25.0)%
Space Rentals Fleet			
Number of units	**11,729**	9,468	23.9%
Utilization (%)	**82**	83	(1.2)%
Average rental rate ($ per month)	**498**	434	14.7%
Workforce Housing Fleet			
Number of units	**2,153**	2,545	(15.4)%
Utilization (%)	**82**	87	(5.7)%
Average rental rate ($ per month)	**1,771**	1,119	58.3%

Recent Developments

On April 21, 2008, ATCO Structures was awarded a contract to manufacture, transport and install a 600 person operating facility at the Koniambo Nickel mine in New Caledonia, off the east coast of Australia. The project includes kitchen, dining, and recreational facilities, a medical centre and bakery complex in addition to the sleeping accommodations. These modular buildings will be manufactured in Brisbane, Australia and transported to New Caledonia by sea.

Corporate and Other

Earnings and **Adjusted Earnings** for the first quarter of 2008 were $3.2 million, an **increase** of $2.7 million (540%) over the first quarter of 2007, primarily due to lower share appreciation rights expense resulting from changes in Canadian Utilities Class A non-voting share and ATCO Class I share prices since December 31, 2007.

Liquidity and Capital Resources

A major portion of the Company's operating income and funds generated by operations is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

SUMMARY OF CASH FLOW

($ millions)	For the Three Months Ended March 31 2008	2007	Change to 2008 (2008-2007)
Cash position, beginning of period	**822.3**	865.7	(5.0%)
Cash provided by (used in)			
Operating activities	**286.0**	363.2	(21.3%)
Investing activities	**(131.4)**	(137.9)	(4.7%)
Financing activities	**(71.7)**	(66.0)	8.6%
Foreign currency impact on cash balances	**1.5**	(0.7)	314.3%
Cash position, end of period	**906.7**	1,024.3	(11.5%)

OPERATING ACTIVITIES

For the three months ended March 31, 2008, **cash flow from operations** was $286.0 million, a **decrease** of $77.2 million (21.3%) over the same period in 2007, primarily due to changes in non-cash working capital. **Funds generated by operations** was $276.8 million, an **increase** of $15.3 million (5.9%) over the first quarter of 2007, primarily due to higher earnings partially offset by decreased deferred availability incentives in Alberta Power (2000).

INVESTING ACTIVITIES

For the three months ended March 31, 2008, cash used in **investing activities decreased** 4.7%, primarily due to increased contributions by utility customers for extensions to plant, changes in non-cash working capital and changes in non-current deferred electricity costs. These decreases were partially offset by higher capital expenditures in 2008. Capital expenditures increased by $56.2 million primarily due to increased investment in regulated electric distribution and transmission and regulated natural gas distribution projects and increased investment in ATCO Frontec projects.

Capital expenditures to maintain capacity, meet planned growth, and fund future development activities are expected to be approximately $0.9 billion in 2008, an increase of 15.7% from 2007. The majority of these expenditures are uncommitted and relate primarily to the Utility segment. Capital expenditures for 2008 to 2010 are expected to be approximately $3.0 billion for the Utilities segment.

FINANCING ACTIVITIES

In the first quarter of 2008, the Company had **net debt decreases** of $27.8 million. **Issuance** of debt included $9.0 million of long term debt. **Redemptions** were comprised of $0.4 million of long term debt and $36.4 million of non-recourse long term debt.

There were **no purchases** of Canadian Utilities' Class A non-voting shares under the normal course issuer bid and **no issues** of Canadian Utilities Class A non-voting shares due to stock option exercises in the first quarter of 2008.

Purchases of ATCO's Class I Shares under the normal course issuer bid amounted to $5.2 million and there were **no issues** of ATCO's Class I Shares due to stock option exercises in the first quarter of 2008.

On May 29, 2006, ATCO Ltd. commenced a **normal course issuer bid** for the purchase of up to 5% of the outstanding Class I Non-Voting shares. The bid expired on May 28, 2007. Over the life of the bid, 2,000,400 shares were purchased; of which 1,760,400 shares were purchased in 2006 and 240,000 shares were purchased in 2007. On May 29, 2007, ATCO Ltd. commenced a new normal course issuer bid for the purchase of up to 5% of the outstanding Class I Non-Voting shares. The bid will expire on May 28, 2008. From May 29, 2007, to April 25, 2008, 610,800 shares have been purchased, of which 473,500 were purchased in 2007 and 137,300 were purchased in 2008.

Total **dividends paid to Class I and Class II share owners** for the three months ended March 31, 2008, **increased** 5.4% to $13.6 million over the same period in 2007. For the first quarter of 2008, the **quarterly dividend** payment on the Company's Class I and Class II shares was **increased** by $0.015 to $0.235 per share. The Company has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Company and other factors.

Dividends paid to non-controlling interests for the three months ended March 31, 2008, **increased** 3.3% to $27.9 million over the same period in 2007 primarily due to higher dividends paid by Canadian Utilities.

FOREIGN CURRENCY TRANSLATION

Foreign currency translation for the three months ended March 31, 2008, positively impacted the Company's cash position by $2.2 million over the same period in 2007, as a result of changes in U.K. and Australian exchange rates used for balance sheet translations.

SHORT TERM INVESTMENT POLICY

The Company has a long standing policy not to invest any of its cash balances in asset-backed securities, consequently, the recent turmoil in the asset-backed commercial paper market has had no impact on the Company.

LINES OF CREDIT

At March 31, 2008, the Company had the following credit lines that enable it to obtain funding for general corporate purposes.

($ millions)	Total	Used	Available
Long term committed	612.9	98.5	514.4
Short term committed	600.0	52.2	547.8
Uncommitted	154.8	58.0	96.8
Total	1,367.7	208.7	1,159.0

The amount and timing of future financings will depend on market conditions and the specific needs of the Company.

CONTRACTUAL OBLIGATIONS

Contractual obligations disclosed in the 2007 MD&A remain substantially unchanged as at March 31, 2008.

CURRENT AND LONG TERM FUTURE INCOME TAX LIABILITY

Current and long term future income tax liabilities of $195.6 million at March 31, 2008, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

Share Capital

The equity securities of the Company consist of Class I Shares and Class II Shares.

At April 25, 2008, the Company had outstanding 50,750,896 Class I Shares, 6,913,068 Class II Shares, 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3 and 1,372,200 options to purchase Class I Shares.

Business Risks

Information contained in the 2007 MD&A related to Business Risks which is not discussed in this section remains substantially unchanged.

ENVIRONMENTAL MATTERS

The Company's operating subsidiaries and the industries in which they operate are subject to extensive federal, provincial and local environmental protection laws concerning emissions to the air, discharges to surface and subsurface waters, land use activities and the handling, manufacturing, processing, use, emission and disposal of materials and waste products.

On March 10, 2008, the Government of Canada released details on its regulatory framework originally announced on April 26, 2007. Electricity sector companies must achieve an initial GHG reduction in 2010 of 18% from their company-wide emission intensity, with a 2% continuous improvement required annually thereafter. New facilities (2004 or later) are allowed a 3-year grace period after which they must improve emission intensity by 2% per year below the clean fuel standard. For cogeneration facilities, steam production GHG emissions are subjected to the reduction target and electricity production emissions are compared to a deemed emission target. Compliance may be achieved by reduction or capture, limited investment in a technology fund, emission credit trading, purchase of offset credits, *Kyoto Protocol Clean Development Mechanisms* (maximum 10%) and very limited opportunity for early action credits. The government reiterated that it still intends to transition to fixed emission caps in the 2020 to 2025 time period. Final regulations on GHG emissions are expected to be published in the fall of 2009.

The federal government also announced plans to set targets to regulate air pollutants (sulphur dioxide, nitrogen oxides, particulate matter, volatile organic compounds and mercury) from industrial sources by 2015. Amendments to the air pollutant section of the regulatory framework are expected in the spring of 2008.

Alberta legislation requires large emitters to reduce GHG emission intensities by 12% starting July 1, 2007. Baseline emission values for Alberta Power (2000)'s, ATCO Power's and ATCO Resources' facilities have been established and compliance reports with payments for 2007 GHG obligations were submitted to Alberta Environment on March 31, 2008. For Alberta Power (2000)'s coal-fired units, the PPA counterparties provided payments for their 2007 GHG obligations.

Alberta regulation requires coal-fired generating plant operators, including Alberta Power (2000), to monitor mercury emissions and capture at least 70% of the mercury in coal emissions commencing January 1, 2011. A full scale test is planned for Unit 5 at the Battle River generating plant in 2008 to evaluate the mercury control method to ensure the capture objective can be met.

It is anticipated that the PPAs will allow Alberta Power (2000) to recover most of the costs associated with complying with both the Federal and Alberta regulations during the PPA term.

Due to lower emissions per unit of output, ATCO Power's and ATCO Resources' gas-fired generating units have minimal exposure to changes in GHG regulations, and therefore it is anticipated that there will not be a material impact from complying with the Alberta regulations. ATCO Power and ATCO Resources are currently evaluating the impact of complying with the federal regulations.

REGULATED OPERATIONS

Temperatures

Temperature fluctuations have a significant impact on throughput in ATCO Gas. As approximately 50% of ATCO Gas' delivery charge is recovered based on throughput, ATCO Gas' revenues and earnings are sensitive to temperature. Temperatures that are 10% warmer or colder than normal temperatures impact ATCO Gas' annual earnings by approximately $9.7 million (this impacts ATCO's consolidated earnings by $5.1 million, net of income taxes and non-controlling interests).

As part of its 2008 and 2009 general rate application filed with the AUC in November 2007, ATCO Gas is seeking approval from the AUC to set up a deferral account mechanism which would, if approved, eliminate the impact of temperature on ATCO Gas' earnings.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) recommendations for capital disclosures which require disclosure of qualitative and quantitative information regarding the Company's objectives, policies and processes for managing capital (refer to Note 6 to the unaudited interim consolidated financial statements for the three months ended March 31, 2008). The recommendation requires additional disclosure in the notes to the financial statements.

Effective January 1, 2008, the Company adopted the CICA recommendations pertaining to disclosure and presentation of financial instruments which require disclosure of the classification of the Company's financial instruments and additional qualitative and quantitative information regarding the nature and extent of risks arising from financial instruments to which the Company is exposed (refer to Note 7 to the unaudited interim consolidated financial statements for the three months ended March 31, 2008). The recommendation requires additional disclosure in the notes to the financial statements.

Effective January 1, 2008, the Company prospectively adopted the CICA recommendations for measurement and disclosure of inventories which provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and on the cost formulas that are used to assign costs to inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Company reclassified $1.8 million of inventories to property, plant, and equipment related to major spare parts on January 1, 2008 (refer to Note 1 to the unaudited interim consolidated financial statements for the three months ended March 31, 2008).

FUTURE ACCOUNTING CHANGES

The CICA has issued new accounting recommendations for goodwill and intangible assets which establish standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets (including internally developed intangible assets). These recommendations are effective for the Company beginning January 1, 2009. Goodwill and intangible assets that are not assets as defined by GAAP will be derecognized and charged to the equity of the Company at that date. The Company is evaluating the effect of these recommendations on its financial statements.

In 2006, the CICA announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). The Company will need to begin reporting under IFRS in the first quarter of 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to GAAP, but there are significant differences on recognition, measurement and disclosures that will need to be addressed. The Company is currently assessing the impact of these standards on its financial statements.

Additional Information

Canadian Utilities has published its audited consolidated financial statements and its MD&A for the three months ended March 31, 2008. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta, T2R 1N6, telephone 403-292-7500 or fax 403-292-7623.

Form 52-109F2 - Certification of Interim Filings

I, Karen M. Watson, Senior Vice President & Chief Financial Officer of ATCO Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.**, (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29, 2008

Original signed by Karen M. Watson

Karen M. Watson

Senior Vice President
& Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Nancy C. Southern, President & Chief Executive Officer of ATCO Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.**, (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29, 2008

Original signed by Nancy C. Southern

Nancy C. Southern

President & Chief Executive Officer

FILE NO. 82-34745

ATCO

FORM OF PROXY ATCO Ltd.

This form of proxy is solicited by the management of ATCO Ltd. for the annual meeting of shareholders to be held on Wednesday, May 14, 2008.

The undersigned holder of Class II Voting Shares of ATCO Ltd. (the "Corporation") hereby appoints R.D. Southern, Chairman of the Board, or, failing him, N.C. Southern, President & Chief Executive Officer, or, instead of either of the foregoing, ______________________________ as proxyholder of the undersigned to attend and act on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held at The Fairmont Palliser Hotel, 133 – 9th Avenue, Calgary, Alberta on May 14, 2008, at 10:00 a.m., and at any adjournment thereof, and instructs the proxyholder:

1. To vote upon the election of the proposed nominees named in the management proxy circular for the meeting as directors of the Corporation

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

2. To vote upon the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

If no choice is specified, the proxyholder shall vote in favour of the matters set out above.

____
Shareholder's Signature

____
Date

Please see overleaf for voting options

VOTING BY REGISTERED SHAREHOLDERS

If you are unable to attend the meeting in person, you may vote in **one** of the following ways:

- This form of proxy is for the use of holders of Class II Voting Shares of the Corporation.
- **A SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING.** This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy in the manner described.
- This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.
- If this form of proxy is not dated, it is deemed to bear the date on which it is mailed by management of the Corporation.
- This form of proxy confers discretionary authority in respect of amendments to matters identified in the notice of the meeting and any other matters that may properly come before the meeting.
- This form of proxy should be read in conjunction with the accompanying documentation provided by the management of the Corporation.

BY MAIL

This form of proxy should be completed, signed and returned to CIBC Mellon Trust Company in the prepaid envelope provided or mailed to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1.

BY FAX

You may fax your completed form of proxy (please fax both sides) to CIBC Mellon Trust Company:
Within Canada and the U.S. at **1-866-781-3111**
Outside North America at **(416) 368-2502**

BY TELEPHONE

Call toll free **1-866-271-1207** using a touch tone phone and follow the voice prompts. You will need to enter the 13 digit Control Number located in the left-hand corner below in order to enter your voting instructions.

BY INTERNET

Access **www.eproxyvoting.com/atco** and follow the prompts. You will need to enter your 13 digit Control Number located in the left-hand corner below in order to enter your voting instructions.

If you vote by fax, telephone or the internet, please DO NOT mail back this form of proxy.

Please note that all votes cast using this form of proxy must be received by CIBC Mellon Trust Company not later than 5:00 p.m. Eastern Daylight Time on Monday, May 12, 2008.

Your Control Number for validation when voting by phone or via the internet is:

ATCO
GROUP

1400, 909-11th Avenue SW Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500 Fax: (403) 292-7623

www.atco.com

END